                                                      REGISTRATION NO. 333-57242
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 2 TO

                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                      SUNSHINE MINING AND REFINING COMPANY
--------------------------------------------------------------------------------
        (Exact name of registrant as specified in governing instruments)

                                    Delaware
--------------------------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                      1400
--------------------------------------------------------------------------------
            (Primary Standard Industrial Classification Code Number)

                                   75-2231378
--------------------------------------------------------------------------------
                        (IRS Employer Identification No.)

                          5956 Sherry Lane, Suite 1621
                               Dallas, Texas 75225
                      (214) 265-1377 o (214) 265-0324 (Fax)
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                                William W. Davis
         President, Chief Operating Officer and Chief Financial Officer
                      Sunshine Mining and Refining Company
                          5956 Sherry Lane, Suite 1621
                               Dallas, Texas 75225
                      (214) 265-1377 o (214) 265-0324 (Fax)
--------------------------------------------------------------------------------
                     (Name and address of agent for service)

                                With a Copy to:

                             Steven C. Metzger, Esq.
                         Prager, Metzger & Kroemer PLLC
                           2626 Cole Avenue, Suite 900
                               Dallas, Texas 75204
                      (214) 969-7600 o (214) 523-3838 (Fax)
--------------------------------------------------------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.
--------------------------------------------------------------------------------

           If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                                  [ ]......................

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering.                  [ ]......................

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering.                  [ ]......................

                         CALCULATION OF REGISTRATION FEE

  Title of Each Class of          Amount to be        Proposed maximum offering        Proposed maximum              Amount of
Securities to be Registered        registered               price per unit         aggregate offering price      registration fee
---------------------------       ------------        -------------------------    ------------------------      -----------------
Sunshine Mining and
Refining Company Common
Stock, par value $0.01 per
share(1)                       44,995,000 shares               $1.625(2)                 $73,116,875(2)              $18,279.22(3)


           (1) Shares of Common Stock being registered are shares issued by the Registrant under Section 1145(a)(1) of the Bankruptcy Code to certain former holders of indebtedness issued by the Registrant in connection with a confirmed Plan of Reorganization. The maximum number of shares outstanding at the Effective Date of such Plan was 50,000,000 which 1,700,000 shares were gifted to former stockholders and certain other persons.

           (2) Pursuant to Rule 457(c), the proposed maximum Offering Price Per Unit and Proposed Maximum Aggregate Offering Price have been estimated based on the average of the bid and ask prices on March 16, 2001.

           (3) Previously paid.

           THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

PROSPECTUS




                      SUNSHINE MINING AND REFINING COMPANY

                          COMMON STOCK, $0.01 PAR VALUE

                                44,995,000 SHARES


                                   ----------


         The Selling Stockholders named in this Prospectus are offering to sell up to 44,995,000 shares of our Common Stock. The Selling Stockholders may offer and sell some, all or none of the Common Stock under this Prospectus. The Selling Stockholders may determine the prices at which they will sell the Common Stock; the prices may be at market prices prevailing at the time of the sale or some other price. In connection with these sales, the Selling Stockholders may use brokers or dealers which may receive compensation or commissions for the sales. We will not receive any of the proceeds from the sale of our Common Stock by the Selling Stockholders.


         Our Common Stock is publicly-traded on the NASDAQ OTC Bulletin Board under the symbol "SSMR." On September 10, 2001, the last reported sale price for the Common Stock was $0.20.


         THE PURCHASE OF OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS UNDER THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 7 IN THIS PROSPECTUS BEFORE PURCHASING ANY OF OUR COMMON STOCK FROM THE SELLING STOCKHOLDERS.


                                   ----------


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS
  PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


                                   ----------


         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, THE REGISTRATION STATEMENT, AND THE OTHER DOCUMENTS WE HAVE INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY ADDITIONAL OR DIFFERENT INFORMATION. THE INFORMATION CONTAINED IN THIS PROSPECTUS, AND THE OTHER DOCUMENTS THAT WE HAVE REFERRED YOU TO, IS FULL, COMPLETE AND ACCURATE AS OF THE DATE OF THIS PROSPECTUS. HOWEVER, BECAUSE CHANGES IN OUR AFFAIRS MAY OCCUR AFTER THIS DATE, WE CANNOT REPRESENT THAT THIS INFORMATION REMAINS ACCURATE AS OF ANY SUBSEQUENT DATE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. TO THE EXTENT REQUIRED BY APPLICABLE LAW IN CERTAIN JURISDICTIONS, SHARES OF COMMON STOCK OFFERED ARE OFFERED ONLY THROUGH A REGISTERED BROKER/DEALER IN SUCH JURISDICTION.


                                   ----------


            THE DATE OF THIS PROSPECTUS IS __________________, 2001.

                                TABLE OF CONTENTS



                                                                                                         Page
                                                                                                         ----
Prospectus Summary.................................................................................       1

Risk Factors.......................................................................................       7

Forward-Looking Statements.........................................................................       11

Use of Proceeds....................................................................................       12

Capitalization.....................................................................................       12

Dividend Policy....................................................................................       12

Price Range of Common Stock........................................................................       13

The Plan of Reorganization.........................................................................       14

Selling Stockholders...............................................................................       20

Plan of Distribution...............................................................................       23

Selected Financial Data............................................................................       25

Management's Discussion and Analysis of Financial Condition and Results of Operations..............       26

The Company........................................................................................       33

Legal Proceedings..................................................................................       40

Ownership of Principal Stockholders and Management.................................................       41

Management.........................................................................................       42

Change in Accountants..............................................................................       48

Description of Capital Stock.......................................................................       48

Legal Matters......................................................................................       49

Experts............................................................................................       49

Where You Can Find More Information................................................................       49

Glossary and Index.................................................................................       51

Index to Consolidated Financial Statements.........................................................       53

                               PROSPECTUS SUMMARY

         This summary outlines and highlights information contained elsewhere in this Prospectus. You should read the entire Prospectus carefully, including the "Risk Factors" section and the financial statements and related notes before you make an investment decision.

         Whenever we refer in this Prospectus to "Sunshine," "the Company," "we," "us," or "our," we mean Sunshine Mining and Refining Company, a Delaware corporation and its predecessors and subsidiaries.

THE COMPANY


         Sunshine was originally incorporated in 1918 and is currently incorporated under the laws of the State of Delaware. The Company maintains its principal executive offices at 5956 Sherry Lane, Suite 1621, Dallas, Texas 75225. Sunshine has primarily engaged in mining silver and until recently, was one of the world's leading primary silver producers. Sunshine is a holding company whose material assets consists of the stock of subsidiaries. Sunshine Precious Metals, Inc. owns the Sunshine Mine located in the Coeur d'Alene mining district near Kellogg, Idaho. The Sunshine Mine produced 5.2 million and 3.9 million ounces of silver in 1999 and 2000, respectively; the primary smelter customer announced on February 2, 2001 that it was closing and would no longer accept deliveries. As a result, Sunshine notified its employees at the Sunshine Mine of a mass lay-off February 16, 2001, and has placed the Sunshine Mine on a care and maintenance status. Upon initially closing the Sunshine Mine, the Company intended to hold it under a program of care and maintenance. Under such a program, major hoisting facilities and main underground haulage and ventilation levels would be regularly maintained, and pumping would maintain the water level below the 3700 level. Underground mining equipment which would be expected to deteriorate has been sold. During the second quarter, the Company determined not to maintain the property due to the costs of holding the mine under its original care and maintenance plan. New plans were made to secure the property, including closing off underground access after removal of certain equipment, including electrical transformers and substations. Pumps have been shut off, and it is anticipated that over the next two to four years the water level at the property will rise to about the 3100 level. The longer the mine remains closed, the higher the cost to reopen. Over time, the underground shafts and drifts will deteriorate without regular maintenance, and eventually may become unusable.

         The Company has recently sold an option to acquire its silver refinery, and/or its tailings impoundment, and/or its antimony plant, and may dispose of other real estate holdings at the Sunshine Mine. The Company will also consider a sale of the Sunshine Mine Complex in its entirety, but does not anticipate a separate sale of hoisting, mineral processing or other surface facilities necessary for the re-initiation of mining activity at the Complex. The terms of the option to acquire the refinery, tailings impoundment, and/or the antimony plant provide that, should the optionee acquire the tailings impoundment, upon any reopening of the Sunshine Mine, its then-operator will have the right to deposit waste from the Sunshine Mine into the tailings impoundment.

         Should silver prices ever rise to a level which might encourage a reopening of the Sunshine Mine, prior to undertaking the necessary exploration and development to establish if additional reserves exist in the mine, substantial repair and infrastructure replacement will be required. The longer the mine is closed, the more expensive and longer such a process would be. At this time, there is no estimate of the time and expense required, and it is not known what price of silver might justify such an effort.

         Sunshine's principal asset is the Pirquitas Mine which is owned by Sunshine Argentina, Inc. Pirquitas contains 129 million ounces of silver reserves, as well as significant tin and zinc by-products. The Pirquitas Mine is planned as an open-pit operation to produce 11 million ounces of silver, 3,200 tonnes (metric tons) of tin, and 16,300 tonnes of zinc per year. Present studies forecast pre-production capital costs of approximately $133 million to develop the Pirquitas Mine. On-going capital requirements are forecasted to total approximately $15 million, and initial working capital requirements are forecast to be approximately $6 million. The estimated net cash cost of production per ounce of silver (net of tin and zinc by-product credits) is $1.53. See "THE COMPANY."

         The Company's strategy is to attempt to maintain sufficient liquidity to allow it to hold Pirquitas pending a recovery in the silver market. Various studies in recent years have documented a significant shortfall of newly-produced silver relative to silver demand. These shortfalls have been made up by the liquidation of above-ground silver stocks. There are no good estimates of the size of the remaining silver stockpiles in the world, nor at what price they would be made available to the market. Therefore, the Company is not able to speculate on how much longer available inventory stockpiles can continue to hold down the price of silver.

REORGANIZATION UNDER CHAPTER 11

         On August 23, 2000, Sunshine and its wholly-owned subsidiaries, Sunshine Argentina, Inc., Sunshine Precious Metals, Inc. and Sunshine Exploration, Inc. all filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Third Amended and Restated Joint Chapter 11 Plan of Reorganization as modified December 5, 2000 was the subject of an Order of Confirmation which resulted in the Plan having an Effective Date of February 5, 2001. The Proceeding was filed due to our inability to pay our debts as they became due and low silver prices. The Plan of Reorganization was conceived as an alternative to the more drastic measures available for restructuring indebtedness of Sunshine such as a liquidation of all of Sunshine's assets.

         As a result of the Plan, all of the outstanding shares of "old common stock" were cancelled, retired and eliminated with no consideration paid therefor and Sunshine was deemed to have issued the "New Mining Stock," which is shares of common stock, par value $0.01 per share. At the Effective Date of the Plan, 50,000,000 shares of Common Stock were deemed to be issued as the New Mining Stock to those designated as recipients therefor under the Plan which generally were certain creditors of Sunshine and others who in turn gifted a portion (approximately 3.4%) of New Mining Stock to the former common stockholders on a pro-rata basis, but only to accounts holding in excess of 100 shares of "old common stock." By virtue of this redistribution, holders of Allowed Claims against Sunshine also received a portion of the New Mining Stock where the various creditor classes received the same proportion of New Mining Stock to its Allowed Claim as received by each holder in the respective creditor classes, and the "gifting" creditors (the Stonehill Group and the Elliott Group) obtained 89.99% of the New Mining Stock on a fully-diluted basis after taking into account all of the distributions afforded to the various holders. The result of the Plan was to eliminate all of the Company's funded indebtedness, and certain other obligations, which had been incurred prior to August 23, 2000.

         In addition, as a result of the Plan, Sunshine Precious Metals, Inc. and the United States on behalf of the United States Environmental Protection Agency, the United States Department of the Interior and the United States Department of Agriculture (the "Government"), as well as the Coeur d'Alene Indian Tribe (the "Tribe") settled all outstanding environmental litigation against Sunshine and Sunshine Precious Metals. As part of the settlement, a total of 4,975,000 warrants to acquire an equivalent number of shares were issued to the Government and the Tribe. In addition, 324,265 warrants were issued to Asarco to acquire an equivalent number of shares, and management has been issued options to acquire 2,500,000 shares. The exercise price for all the above described options and warrants is $0.66 per share. The New consent Decree also requires Sunshine Precious Metals, Inc. to provide a net smelter return royalty payable by it for production anywhere in the United States or by any Sunshine entity on all production from within one mile of the Sunshine Mine. The royalty adjusts on a sliding scale based upon the average price of silver. No royalty is payable until the average silver price exceeds $6 per ounce. The royalty varies from 1% of net smelter returns at a silver price of $6 per ounce to 7% at a price of $10 per ounce or more.

CALL OPTION AGREEMENT

         Under the terms of the Plan and the Confirmation Order, on the Effective Date of Plan, the capital stock of Sunshine Argentina, Inc. was cancelled, and Sunshine Argentina, Inc. issued the "New Argentina Stock." Sunshine caused the incorporation and organization of Sunshine International Mining, Inc., a Delaware corporation, all of the issued and outstanding stock of which is owned by Sunshine. Sunshine contributed to the capital of Sunshine International, Inc. all of the New Argentina Stock such that Sunshine Argentina, Inc. became a wholly-owned subsidiary of Sunshine International, Inc. which, in turn, is a wholly-owned subsidiary of Sunshine. Simultaneously, Sunshine and the two subsidiaries entered into a Call Option Agreement dated February 5, 2001 with the Elliott Group and the Stonehill Group, pursuant to which those entities were granted

         o a Call Option to each holder within the Elliott Group and the Stonehill Group to purchase, collectively, up to 100% of the shares of New Argentina Stock, and

         o a first priority perfected security interest in the New Argentina Stock.

The effect of the "call option" is to potentially allow the Elliott Group holders and Stonehill Group holders (and certain of their successors and assigns) upon the occurrence of any one or more of nine separate events, to acquire Sunshine Argentina, Inc., which in turn owns the Pirquitas Mine and other assets. See "PLAN OF REORGANIZATION - Argentina Transaction; Call Option Agreement" for a listing of the events. Should such an event occur, Sunshine's investment in the acquisition and the valuation of the Pirquitas Mine could no longer be an asset of Sunshine, nor would the assigned proven and probable in-ground reserves totaling 129.6 million ounces of silver, along with 59,000 tons of tin and 273,000 tons of zinc.

OWNERSHIP; SELLING STOCKHOLDERS

         The principal stockholders of Sunshine are the Elliott Group (which owns 50.98% of the issued and outstanding stock) and the Stonehill Group (which owns 39.01% of the issued and outstanding common stock of Sunshine). The principal business of each of the entities within the Stonehill Group and the Elliott Group is investment in securities. The Elliott Group and the Stonehill Group are the Selling Stockholders. See "SELLING STOCKHOLDERS" and "PLAN OF DISTRIBUTION."

PLAN OF DISTRIBUTION


         As of September 10, 2001, there were 50,000,000 shares of Sunshine Common Stock outstanding, of which 44,995,000 were held by the Elliott Group and the Stonehill Group together, all of which are covered by this Prospectus. This Prospectus relates to the shares of Sunshine Common Stock which are being registered under the Securities Act of 1933 on behalf of the Selling Stockholders in order to permit the public sale or other distribution of the Shares. See "Selling Stockholders" and "Plan of Distribution."


         The shares may be sold from time to time by the Selling Stockholders. Those sales may be made in many ways through underwriters or dealers, through brokers or other agents, or directly to one or more purchasers, at market prices prevailing at the time of sale or at prices otherwise negotiated. The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the securities to which this Prospectus relates may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of such securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

         Pursuant to the Registration Rights Agreement, Sunshine agreed to register or qualify or cooperate with the Selling Stockholders in registering or qualifying the Shares under the state securities or "blue sky" laws. However, Sunshine is not be required to

         o qualify generally to do business in any jurisdiction where it is not then so qualified, or

         o file a general consent to service of process in any such states or jurisdictions, or

         o take any action which would subject it to general service of process or to taxation in any jurisdiction where it is not then so subject.

Unless and until such times as offers and sales of the Shares by Selling Stockholders are registered or qualified under applicable state securities or "blue sky" laws, or are otherwise entitled to an exemption therefrom, initial resales by Selling Stockholders will be materially restricted. Selling Stockholders are advised to consult with their respective legal counsel prior to offering or selling any of their Shares.

ORGANIZATION; OWNERSHIP OF ASSETS

         The following chart depicts the principal stock ownership groups, the summary organizational structure of Sunshine and its material subsidiaries after giving effect to the implementation of the Plan, and the ownership of properties which comprise the mines and/or concessions held by the various entities. The only change in the organization structure from the structure that existed prior to the effectiveness of the Plan is the creation of Sunshine International Mining, Inc., as a new holding company for Sunshine Argentina, Inc., as required by the Plan and the Call Option Agreement. Prior to the effectiveness of the Plan, Sunshine Argentina, Inc., was a direct subsidiary of Sunshine. See "THE COMPANY," "THE PLAN OF REORGANIZATION," and "OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT."

                                  [FLOW CHART]

USE OF PROCEEDS


         The Selling Stockholders will receive all proceeds from the sale of the shares of Sunshine Common Stock. Under the requirements of the Registration Rights Agreement, Sunshine has agreed to pay all expenses related to the registration of the shares, except as described herein. Such expenses are stimated at approximately $55,000.


RISK FACTORS

         Prospective investors should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the specific risk factors under "RISK FACTORS."

THE OFFERING


o     Common Stock Offered by the Selling Stockholders.....................                                       44,995,000

o     Common Stock outstanding as of September 10, 2001(a).................                                       50,000,000

o     Use of Proceeds......................................................     All of the net proceeds from the sale of the
                                                                                Common Stock covered by this Prospectus will
                                                                                go to the Selling Stockholders who offer and
                                                                                sell shares of the Common Stock. We will not
                                                                                receive any proceeds from the sale of the
                                                                                Common Stock offered by the Selling
                                                                                Stockholders. See "Use of Proceeds."

o     NASDAQ OTC Bulletin Board Market Symbol..............................                          SSMR
----------

(a) This amount excludes the following outstanding securities as of September 10, 2001:


o     4,975,000 shares of Common Stock issuable upon the exercise of warrants held by the
      Government and the Tribe at an exercise price of $0.66 per share. See "New Consent
      Decree."

o     324,265 shares of Common Stock issuable upon exercise of warrants held by Asarco at an exercise price of $0.66 per share. See "Asarco Settlement."

o     2,500,000 shares of Common Stock issuable upon the exercise of options held by
      Management at an exercise price of $0.66 per share.

SUMMARY FINANCIAL DATA


         The following table summarizes our financial results and should be read in conjunction with the "Selected Financial Data," our audited and unaudited consolidated financial statements, and their accompanying notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all of which are included elsewhere in this prospectus. At December 31, 2000, the Company was in Chapter 11 bankruptcy reorganization proceedings. Pursuant to the guidance of AICPA Statement of Position 90-7, the Company adopted "fresh start" reporting as of January 31, 2001. In general pursuant to fresh start reporting, the Company's assets and liabilities were revalued to fair market value. As a result, the Company's financial statements after January 31, 2001 are not comparable with those for periods before the Plan was effective.



         The unaudited Pro Forma Statement of Operations Data is presented to give effect to the consummation of the Plan as though it had taken place at the beginning of the periods.




                                         PRO FORMA                                      HISTORICAL
                                  ----------------------- -------------------------------------------------------------------------
                                     SIX                    FIVE         ONE           SIX
                                    MONTHS      YEAR       MONTHS       MONTH         MONTHS
                                    ENDED       ENDED       ENDED       ENDED         ENDED
                                   JUNE 30,  DECEMBER 31, JUNE 30,   JANUARY 31,     JUNE 30,          YEAR ENDED DECEMBER 31
                                     2001        2000       2001         2001          2000       2000(3)       1999       1998(3)
                                  ---------  ------------ ---------  -----------   -----------  ----------   ----------  ----------
                                                            (ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Operating Revenues (4)            $   2,919  $   23,094   $     904  $     2,015   $    13,773  $   23,094   $   32,332  $   34,668
Net loss before reorganization
  items                              (3,456)    (13,861)     (3,401)         (55)       (6,813)    (18,949)     (10,843)    (64,845)
Net income (loss) before
  extraordinary item                 (3,456)    (13,861)     (3,401)       7,401        (6,813)    (20,890)      10,843     (64,845)
Net income (loss)                    (3,456)    (13,861)     (3,401)      36,278        (6,813)    (20,890)     (10,843)    (64,845)
Basic and diluted income (loss)
  per common share                    (0.07)      (0.28)      (0.07)          (1)           (1)         (1)          (1)         (1)
Weighted average common shares       50,000      50,000      50,000       48,685        41,078      43,898       34,682      32,109

PRICE AND PRODUCTION STATISTICS:
Average silver price received     $    4.62  $     4.93              $      4.62   $      5.05  $     4.93   $     5.23  $     5.47
Tons                                 20,722     169,036                   20,722        97,639     169,036      217,601     247,866
Silver grade (ounces per ton)         26.17       23.81                    26.17         24.07       23.81        24.75       24.17
Silver ounces produced              519,177   3,879,100                  519,177     2,792,022   3,879,100    5,210,843   5,806,468
Net cash cost per ounce (2)       $    3.90  $     4.75              $      3.90   $      4.70  $     4.75   $     4.36  $     4.43

BALANCE SHEET DATA:
Cash and cash investments                                 $     285                $     1,206  $      291   $      628  $    1,412
Working capital                                               1,210                    (40,640)      2,824          839       9,716
Total assets                                                 29,405                     33,492      22,592       37,020      39,897
Long-term debt and capital
  lease obligations                                           5,000                         --       1,530       38,238      42,597
Redeemable common stock                                      14,365                         --          --           --          --
Stockholders' equity (deficit)                                 (536)                   (21,401)    (36,278)     (18,720)    (17,466)
Book value per common share                                   (0.01)                     (0.50)      (0.75)       (0.48)      (0.54)
Common shares outstanding                                    50,000                     43,074      48,685       38,672      32,426

----------


(1) Amounts not presented due to lack of comparability because of reorganization and adoption of fresh start accounting as of January 31, 2001.


(2) Net cash cost per ounce includes all expenditures (other than exploration costs and capital expenditures) related to the operation of the Sunshine Mine and Refinery Complex, less any by-product revenues. Such costs include non-capital development costs, production and maintenance costs, ad valorem taxes, insurance, and post-employment benefit costs incurred on site.

(3) During 2000 and 1998, the Company recorded a $7.2 million and $50.4 million impairment, respectively, of charges to write down the value of the Company's investment in the Sunshine Mine.

(4) The Sunshine Mine, the only source for operating revenues for the periods presented, was placed on care and maintenance status in February 2001. With the mine closed, the Company will have no operating revenues. Historical financial data presented above will not be indicative of the Company's future financial condition or results of operations while the mine is closed.

                                  RISK FACTORS

         IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BELOW PRIOR TO MAKING AN INVESTMENT DECISION WITH RESPECT TO THE COMMON STOCK. THE FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS CONTAIN MORE DETAILED DISCUSSIONS OF SOME OF THE MATTERS DISCUSSED BELOW. THESE RISK FACTORS ARE THE MATERIAL RISK FACTORS FACED BY SUNSHINE.

WE HAVE EXPERIENCED OPERATING LOSSES FOR THE LAST TEN YEARS AND EXPECT OUR LOSSES TO CONTINUE


         Our earnings were directly related to the price of silver because almost all of our revenues came from the sale of silver mined from the Sunshine Mine, Kellogg, Idaho. Having recently closed the Sunshine Mine, we will have minimal or no revenues for the foreseeable future. Silver prices have been depressed since 1985. As a result, Sunshine's mining operations have not been profitable. Sunshine has experienced net losses for the past ten years. Recent losses for Sunshine and its subsidiaries on a consolidated basis are as follows:


        o    1995 - $15.5 million        o    1998 - $64.8 million
        o    1996 - $25.9 million        o    1999 - $10.8 million
        o    1997 - $19.3 million        o    2000 - $20.9 million

         Our consolidated net losses for 2000 and 1998 reflect a $7.2 million and $50.4 million charge, respectively, to write down an investment in the Sunshine Mine. At June 30, 2001, Sunshine had a $536 thousand stockholders' deficit, working capital of $1.2 million and cash and cash investments of $285 thousand. At December 31, 2000, Sunshine reported a consolidated net loss of $20.9 million (which included a writedown of $7.2 million), had a $36.3 million stockholders' deficit, working capital of $2.8 million, and cash and cash investments of $291 thousand. At December 31, 1999, Sunshine had an $18.7 million stockholders' deficit, working capital of $839,000 and cash, cash investments and bullion of $4.7 million.


         We expect our operating losses and cash flow deficiencies to continue until we complete the development of the Pirquitas Mine in Argentina. Given current low silver prices and our lack of capital or earnings, we do not currently have the ability to access the financing to develop the Pirquitas Mine.

FUTURE LOSSES MAY RESULT IN LIQUIDITY DEFICIENCIES AND AN INABILITY TO CONTINUE OPERATIONS


         Our historic net operating losses led to liquidity deficiencies which caused us to institute a bankruptcy proceeding in August 2000. Consolidated net operating losses have been primarily the result of depressed silver prices resulting in margins that are insufficient to cover our other expenses. We expect to fund cash losses for the remainder of the 2001 fiscal year from the Amended Credit Facility. Remaining availability committed under that facility at September 10, 2001 was $1.1 million, with an additional $1.5 million which may be made available at the option of the lenders. When this facility is exhausted, currently anticipated by the third quarter of 2001, we have no other sources of financing at this time.

         To raise cash, we are currently negotiating the sale of certain of the Company's assets. Underground mining equipment which would be expected to deteriorate during a period of inactivity at the Sunshine Mine has been sold. The Company has recently sold an option to acquire its silver refinery, and/or its tailings impoundment, and/or its antimony plant, and may dispose of other real estate holdings at the Sunshine Mine. The Company will also consider a sale of the Sunshine Mine Complex in its entirety, but does not anticipate a separate sale of hoisting, mineral processing or other surface facilities necessary for the re-initiation of mining activity at the Complex. The terms of the option to acquire the refinery, tailings impoundment, and/or the antimony plant provide that, should the optionee acquire the tailings impoundment, upon any reopening of the Sunshine Mine, its then-operator will have the right to deposit waste from the Sunshine Mine into the tailings impoundment. The Company is also negotiating a sale of the Juanicipio concession in Mexico. If all these transactions are closed and the lenders make the optional amount available under the Amended Credit Facility, we expect to be able to fund operations until approximately the third quarter of 2002.


THE ARGENTINA CALL OPTION

         The Elliott Group and the Stonehill Group (two large stockholders who control 89.99% of the Common Stock) hold the Argentina Call Option whereby, under certain circumstances, they would be able to obtain controlling interest in Sunshine Argentina, Inc., the owner of the Pirquitas Mine. According to the Argentina Call Option, if Sunshine's market capitalization falls below $15 million for fifteen consecutive days, or if there is a further event of bankruptcy, or if a registration statement is not filed or effective within a certain number of days after the Confirmation Date or such Registration Statement's effectiveness is not maintained or if shares of Common Stock are not traded on the OTC Bulletin Board or other acceptable market, the Elliott Group and the Stonehill Group will be able to purchase Sunshine Argentina, Inc. for common stock of Sunshine valued at $1 million. Once they have sold in excess of one-half of their shares in Sunshine, the amount of Sunshine Argentina, Inc. they will be able to acquire pursuant to the Argentina Call Option will begin to decline. Once all of their shares in Sunshine have been sold, the Argentina Call Option will expire.

         Sunshine Argentina, Inc. as the owner of the Pirquitas Mine, is the principal subsidiary of Sunshine at this time. Exercise of the Argentina Call Option by the Elliott Group and the Stonehill Group would likely have the effect of eliminating the viability of Sunshine. If the Call Option is exercised, the Elliott Group and the Stonehill Group will acquire the stock of Sunshine Argentina, Inc., and Sunshine will no longer control the Pirquitas Mine or its reserves. The Pirquitas Mine is the principal asset of Sunshine. The existence of the Argentina Call Option may adversely affect the availability of third-party financing.

         As the Elliott Group and the Stonehill Group together control approximately 90% of the Common Stock, their sales of Common Stock may lead to a reduction in the market capitalization such as would trigger the ability to exercise the Argentina Call Option. Further, as long as the Argentina Call Option remains outstanding (until 2010), the availability of financing involving the Pirquitas project and other corporate purposes may be limited. The existence of the Call Option may also negatively affect the market value of the stock.


         In addition, the Company's market capitalization in recent weeks has been below $15 million, the level that could trigger exercise of the Call Option. The Elliott Group and the Stonehill Group have waived any non-compliance with the Call Option until October 15, 2001 as part of a refinancing of the Credit Facility.

THE PRICE OF SILVER IS VOLATILE AND AFFECTS THE COMMON STOCK PRICE

         Sunshine's earnings and the value of its assets have been (and will likely continue to be) directly related to the price of silver. Numerous factors beyond Sunshine's control, alone or in combination, may cause the price of silver to rise or fall. These factors include, among others:

         o        Levels of silver production

         o        The demand for silver as a component of manufactured goods

         o        Inflation expectations

         o Speculative activities of market makers, arbitrageurs, traders and other participants in the commodities markets


         Silver prices have averaged approximately $5 per ounce for the past 13 years, and there is no assurance that the price of silver will improve. On September 10, 2001, the closing price of spot silver as reported on the COMEX was approximately $4.156 per ounce.


WE ARE DEPENDENT ON THE SUCCESS OF OUR EXPLORATION AT THE SUNSHINE MINE AND THE DEVELOPMENT OF THE PIRQUITAS MINE


         Substantially all of our revenues have been derived from the Sunshine Mine (now closed), which has not generated sufficient cash at silver prices which prevailed in the last ten years to cover current cash requirements. In addition, silver prices which prevailed prior to its closure, the Sunshine Mine could not access sufficient reserves to justify maintaining production beyond 2001 without new discoveries and had limited funding for exploration. Therefore, future production at the Sunshine Mine is dependant on the success of future exploration and development projects at the Sunshine Mine. In addition, at current silver prices, future earnings are dependent upon the successful development of the Pirquitas Mine. Exploration success and successful development of a new mine involve a high degree of risk. Unknown factors such as the total extension and amount of ore-grade material and the cost of extraction of minerals measured against fluctuating metal prices increase the degree of risk.


BECAUSE RESERVE ESTIMATES ARE IMPRECISE, WE DO NOT KNOW THE EXACT QUANTITY OF MATERIALS WE WILL RECOVER


         Our silver reserve estimates discussed in this Prospectus and other documents (129 million ounces of silver before metallurgical losses as of December 31, 2000) represent the judgment of our geologic personnel and are not guaranties that the indicated quantities will be recovered. Reserve estimates are expressions of judgment based largely on data from diamond drill holes and underground openings, such as drifts or raises, which expose the mineral on one, two, or three sides, sampling data, and similar examinations.



         Our reserve estimates may change as ore bodies are mined and we obtain additional data. Our reserve estimates at the Pirquitas Mine come from an independent study. Our estimates of mineralized material at the Sunshine Mine were prepared internally; however, the methodology used to prepare the Sunshine Mine reserve estimates has been reviewed and approved by an independent consultant.


NO ASSURANCE CAN BE MADE THAT FINANCING CAN BE OBTAINED TO DEVELOP THE PIRQUITAS MINE

         It is estimated that approximately $140 million will be required to put the Pirquitas Mine into production, including working capital requirements. In order to develop the Pirquitas Mine, we will need to sell a significant amount of common stock or other securities in order to obtain bank project financing or enter into a joint venture, sell a royalty interest or take other similar action to raise the capital required in order to develop the Pirquitas Mine. Such sources of capital are likely not available to us given current low silver prices and our lack of capital or earnings. If such sources are not available, we will not be able to develop the Pirquitas Mine.

WE MAY NOT BE ABLE TO FULLY INSURE AGAINST RISKS ASSOCIATED WITH OPERATING MINES, ESPECIALLY ENVIRONMENTAL RISKS

         Our operations may be affected by risks and hazards generally associated with the mining industry. These risks and hazards include fires, cave-ins, rock bursts, flooding, industrial accidents, mechanical or electrical failures, unusual or unexpected rock formations, and environmental pollution or other hazards resulting from the disposal of waste products occurring from production. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses, and possible legal liability. We may not always be able to pay for this insurance, especially if there is an increase in the cost of premiums. Insurance for environmental risk is generally either not available or too costly for companies in our industry.

THERE IS EXTENSIVE GOVERNMENT REGULATION OF OUR INDUSTRY AND SUCH REGULATION SOMETIMES RESULTS IN LAWSUITS

         Extensive federal, state and local laws and regulations control our mineral mining and exploration activities. These laws and regulations also govern the possible effects of these activities on the environment. We have been involved in lawsuits in which we have been accused of violating environmental laws in the past (now resolved in the bankruptcy proceeding) alleging natural resource damage and seeking payment of response or "clean-up" costs and may be subject to similar lawsuits in the future. These lawsuits have resulted in substantial expenses and diversions of our resources. See "LEGAL PROCEEDINGS." Any future lawsuits can be expected to result in similar expenses and unproductive diversion of our resources. In addition, new legislation and regulations could be adopted at any time that may result in additional operating expenses, expenditures or restrictions and delays in the mining, production or development of our properties. To the extent that we devote money and employee time responding to governmental regulations or lawsuit, these resources will not be devoted to further development of our income-producing operations.

THE FINANCIAL CONDITION OF OUR ARGENTINA AND MEXICO OPERATIONS IS SUBJECT TO SOCIAL, POLITICAL AND ECONOMIC RISKS, INCLUDING CHANGES IN FOREIGN INVESTMENT AND TRADE POLICIES, AND OTHER RISKS ASSOCIATED WITH FOREIGN OPERATIONS

         We presently conduct operations in Argentina and Mexico and anticipate that we will continue to conduct significant international operations in the future. Because we conduct operations internationally, we are subject to the effects of local political and economical developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, expropriation, import and export regulations, and other foreign laws or policies governing operations of foreign-based companies, United States laws and policies affecting foreign trade, taxation and investment and civil unrest and union activity different from the United States. Changes in these items could restrict our ability to conduct operations, reduce the profitability of our operations, or reduce the value of our assets in Argentina and Mexico.

         Because we do business with foreign governments, our contracts with those governments are subject to renegotiation and our ability to enforce our rights against those governments by bringing a lawsuit may be subject to the doctrine of sovereign immunity, which prohibits or restricts lawsuits against government agencies. In addition, if we are sued in a foreign country or are forced to bring suit in a foreign country to enforce our rights against foreign parties, our ability to control the costs and manage the conduct of any foreign litigation will be difficult because of our unfamiliarity with foreign court systems and procedures, language barriers, and the expense and inconvenience of international travel and communications.

SALES BY THE ELLIOTT GROUP AND THE STONEHILL GROUP MAY LOWER THE PRICE OF THE COMMON STOCK.

         Upon the Effective Date of the Plan, the Elliott Group and the Stonehill Group collectively acquired approximately 90% of our Common Stock. Pursuant to various arrangements, we have agreed with the Elliott Group and the Stonehill Group to register those shares for resale pursuant to a Registration Rights Agreement. Sales of Common Stock by the Elliott Group and the Stonehill Group could have the effect of depressing the market price of our stock. Depending upon the reaction of the market to such sales, the Elliott Group and the Stonehill Group may be put in a position to exercise the Argentina Call Option. Such exercise could result in the Elliott Group and the Stonehill Group obtaining all of the stock of Sunshine Argentina. See "PLAN OF REORGANIZATION - Argentina Transaction; Call Option Agreement."

         We will need to seek additional financing and could seek such financing in the equity markets to develop the Pirquitas Mine or fund its exploration and other activities. The sale of newly-issued shares of Common Stock could significantly dilute the current stockholders' ownership interests. Sale of shares of Common Stock previously registered or to be registered for resale could have a material adverse effect on the market price of the Common Stock. The issuance of shares of Common Stock that have been reserved for future issuance (7,799,265 Shares at May 4, 2001) could also have a material adverse effect on the market price of the Common Stock.

FAILURE TO REGISTER STOCK HELD BY THE ELLIOTT GROUP AND THE STONEHILL GROUP

         The Registration Rights Agreement among the Company and the Elliott Group and the Stonehill Group provides for material penalties for failure by the Company to provide the Elliott Group and the Stonehill Group and other stockholders with an effective Registration Statement for the resale of their stock. These penalties include the ability to exercise the Argentina Call Option or alternatively, to sell all of the Elliott Group and Stonehill Group Common Stock to the Company at a price equal to 115% of the "Market Value" (as defined in the Registration Rights Agreement). Exercise of either of these alternatives would jeopardize the continued viability of the Company and may negatively impact the value of the Common Stock.

TWO GROUPS OF STOCKHOLDERS ARE ABLE TO APPROVE ALL MATTERS SUBMITTED TO STOCKHOLDERS

         The Elliott Group and the Stonehill Group acquired 90% of our Common Stock on the Effective Date of the Plan. These holders have the ability to approve all matters which may be submitted to stockholders for approval, including the election of all directors. The stockholders who collectively hold the remaining 10% of the Common Stock are not able to cause the election of any directors or block any matter requiring stockholder approval.


SUBSTANTIALLY ALL OF OUR ASSETS ARE PLEDGED TO SECURE DEBT

         Sunshine's only debt is the "Exit Financing Facility" in the maximum principal amount of $5 million to affiliates of our two largest stockholders. The facility is secured by substantially all of the assets of Sunshine and its subsidiaries, including the Pirquitas Mine. If Sunshine is unable to meet its requirements under the Exit Financing Facility, Sunshine faces the possible risk of foreclosure upon some or all of its assets.

WE MAY NOT BE ABLE TO CONTINUE AS A GOING CONCERN

         The opinion of the Company's independent certified public accountants covering the 2000 year expresses substantial doubt about the Company's ability to continue as a going concern. The Company closed the Sunshine Mine in February 2001 and will have no revenues from operations for the foreseeable future. The recoverability of a major portion of assets listed in the financial statements is dependent upon the continued operations of the Company. The Company may sell some or all of its assets and will consider a merger or joint venture for the development of the Pirquitas Mine. If the Company is unable to sell a sufficient amount of assets for cash or find a partner to develop the Pirquitas Mine, it will ultimately cease to be a going concern.

FOREIGN COUNTRY OPERATIONS

         The Company has not previously developed a mining project in a foreign country. Although the Company has endeavored to account for variations in costs, worker productivity, tax structures and other factors specific to the location in its feasibility study, there is a risk that the Company has not fully anticipated all potential impact on the project development schedule or economic projections for the Pirquitas Mine.

BUSINESS ENVIRONMENT

         Due to the extended period of low silver prices, Sunshine and its North American peers have largely seen very significant reductions in their market capitalizations over the last several years. Gold mining companies have seen a similar trend in recent years, although not to the extent of the silver mining companies as the gold price has gone down only in the last three years, but the silver price has been at a level too low for North American companies (including Sunshine) to operate profitably for twelve years or more. Low metals prices generally have combined with the difficulty caused by low gold and silver prices to make access to capital difficult and expensive for the industry generally. Our present circumstances require a market capitalization above $15 million or the "Call Option" becomes exercisable.

FOREIGN EXCHANGE RATES

         Sunshine's metal products are typically priced in dollars on world markets. Mining operations historically were conducted in the United States, and the costs of those operations are not subject to fluctuation due to foreign exchange rates. Sunshine has developed a feasibility study for the development of the Pirquitas Mine in Argentina. In recent years, Argentina has followed a policy of currency stabilization by maintaining parity of the local currency, the peso, with the dollar. This policy has succeeded in maintaining the value of one Argentine peso equal to one dollar. Should the policy change, a fluctuation in exchange rates could have an adverse impact on the economics of the project and reduce the availability of potential investors and lenders. Should the Argentine peso strengthen, the impact would be to increase capital and operating costs, making the economics less attractive.

                           FORWARD-LOOKING STATEMENTS

         Some of the information in this Prospectus may contain "forward-looking statements." Forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "believe," "expect," "anticipate," "estimate," "continue," "intends," "plans," "predicts," or other similar words, and include statements as to the intent, belief or current expectations of Sunshine and our directors, officers and management with respect to future operations, performance or position of Sunshine or certain of its assets, or will contain other "forward-looking" information. These forward-looking statements are predictions and are based on current information and expectation, and we assume no obligation to update these statements. When considering the forward-looking statements in this Prospectus, you should keep in mind the risk factors and other cautionary statements in this Prospectus. The risk factors noted in this Prospectus, and the other factors noted throughout this Prospectus including certain known and unknown risks and uncertainties, could cause our actual results to differ from those contained in any forward-looking statement. Where a previously-issued projection is involved, we will make full and prompt disclosure of material facts, both favorable and unfavorable regarding our financial condition.

                                 USE OF PROCEEDS

         All of the net proceeds from the sale of the Common Stock covered by this Prospectus will go to the Selling Stockholders who offer and sale shares of the Common Stock. We will not receive any proceeds from the sale of the Common Stock offered by the selling stockholders pursuant to this Prospectus. If any warrants are exercised by any holder thereof for cash, we will receive proceeds equal to the exercise price of the warrant so exercised. We will use the net proceeds received upon the exercise of any warrants for general corporate purposes, including working capital.

                                 CAPITALIZATION


         The following table describes our capitalization as of June 30, 2001. When you read this table, it is important that you also read "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our financial statements and related notes.




                                                          June 30,
                                                            2001
                                                          --------
TOTAL CURRENT LIABILITIES                                 $  1,400

Long-Term Debt                                               5,000

Liabilities subject to compromise                               --

Other long-term debt                                         6,436

Liability for call option on Sunshine Argentina, Inc.        2,740

Redeemable common stock                                     14,365

Stockholders Equity
   Common Stock, $0.01 par value                                50
   Authorized shares 75,000,000
   Issued shares 50,000,000

Paid in Capital                                              2,812

Accumulated other comprehensive loss                            --

Accumulated deficit                                         (3,401)

Less treasury stock, at cost                                    --
                                                          --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)          (539)
                                                          --------

TOTAL CAPITALIZATION, EXCLUDING CURRENT LIABILITIES       $ 28,005
                                                          ========



                                 DIVIDEND POLICY


     Sunshine did not pay any cash dividends on its old common stock for more than the past five years. Pursuant to restrictions imposed by Sunshine's outstanding debt securities, Sunshine was not able to pay cash dividends on shares of its common stock. Under the Exit Financing Facility, Sunshine may not pay dividends on its Common Stock without the consent of the Lenders. Because Sunshine is a holding company, its ability to pay dividends depends on the ability of its subsidiaries to pay cash dividends or make other cash distributions. Sunshine's Board of Directors has sole discretion over the declaration and payment of future dividends. Any future dividends will depend upon Sunshine's profitability, its financial condition, cash requirements, future prospects, general business conditions, the terms of then existing arrangements with creditors and other factors Sunshine's Board of Directors believes relevant.

                           PRICE RANGE OF COMMON STOCK


     The New Common Stock has had a very limited trading history since the Effective Date of the Plan. Since March 8, 2001, it has traded on the NASDAQ OTC Bulletin Board under the symbol "SSMR" at high and low sales prices as reported by NASDAQ of $2.15 and $0.61 through September 10, 2001. There were approximately 5,000 stockholders of record at September 10, 2001; however, the number of beneficial owners is believed to exceed this number.


     The old common stock of Sunshine was, until February 28, 2001, traded on the NASDAQ OTC Bulletin Board under the symbol "SSCF" and "SSCFQ." Holders of 100 or more shares of the Company's old common stock received approximately one share of New Common Stock for every 28.4 shares of old common stock owned. The following table shows the high and low sales prices of the old common stock over recent periods (all amounts have been restated for the approximately one for 28.4 exchange rate under the Plan and do not reflect actual prices).


                                                         HIGH          LOW
  2001
     Third Quarter (Until Sept. 10, 2001) ...            0.380        0.170
     Second Quarter .........................            1.500        0.270
     First Quarter ..........................            3.408        1.136
  2000
     Fourth Quarter .........................            2.272        1.136
     Third Quarter (from July 14, 2000) .....            7.952        1.420


     By letter dated July 7, 2000, the New York Stock Exchange, Inc. ("NYSE") notified Sunshine that trading in the Sunshine old common stock would be suspended on July 14, 2000, and application would be made by the NYSE to the Securities and Exchange Commission to de-list both issues. A notice from the NYSE advised that the decision was reached based upon an amount of total stockholders' equity and the 30-day average share price being less than $1 per share for the old common stock. Sunshine did not appeal the determination. The following table sets forth the range of high and low sales prices for the old common stock as reported on the NYSE Composite for the periods indicated (restated for the approximately one for 28.4 exchange rate pursuant to the Plan). Such quotations represent inter-dealer prices (restated) without retail market, mark-down or commissions and may not necessarily represent actual transactions.

                                                         HIGH          LOW
  2000
     Third Quarter (until July 14, 2000) ....            10.65         7.10
     Second Quarter .........................            21.30         7.10
     First Quarter ..........................            49.70        17.75
  1999
     Fourth Quarter .........................            71.00        35.50
     Third Quarter(a) .......................            92.30        56.80
     Second Quarter .........................           120.70        85.20
     First Quarter ..........................           170.40        99.40


----------

         (a)Effective August 6, 1999, the old Common Stock was issued following a one-for-eight reverse stock split of the Common Stock effective on that date. The reverse split had been previously approved by stockholders at the Annual Meeting in June 1997. The reverse split was undertaken in order to increase the Sunshine common stock price to over $1 to comply with NYSE continued listing requirements.

                           THE PLAN OF REORGANIZATION

         On August 23, 2000 (the "Petition Date"), Sunshine and its wholly-owned subsidiaries, Sunshine Argentina, Inc. ("Argentina"), Sunshine Precious Metals, Inc. ("Metals") and Sunshine Exploration, Inc. ("Exploration"), all filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Separate cases and their cause numbers are In Re: Sunshine Mining and Refining Company, Case No. 00-3409(MWF); In Re: Sunshine Argentina, Inc., Case No. 00-3410(MWF); In Re:
Sunshine Precious Metals, Inc., Case No. 00-3412(MWF); and In Re: Sunshine Exploration, Inc., Case No. 00-3411(MWF) (all collectively called the "Reorganization Cases"). The four separate cases were procedurally (but not substantively) consolidated for joint administration (the "Proceeding"). During the pendency of the Proceeding, Sunshine and its debtor subsidiaries, together with the Stonehill Group and the Elliott Group were co-proponents of a Joint Chapter 11 Plan of Reorganization, a Second Amended Joint Chapter 11 Plan of Reorganization, and a Third Amended and Restated Joint Chapter 11 Plan of Reorganization, which was modified December 5, 2000. The Third Amended and Restated Joint Chapter 11 Plan of Reorganization as modified December 5, 2000 is referred to as the "Plan." The Plan was the subject of an Order Confirming the Third Amended and Restated Joint Chapter 11 Plan of Reorganization of Sunshine and its debtor subsidiaries (the "Confirmation Order"). The following information is a summary of the principal provisions of the Plan and the Confirmation Order and the treatment of the various classes of claims and equity interest under the Plan. You may obtain a copy of the Plan and the Confirmation Order by sending us a written request at 5956 Sherry Lane, Suite 1621, Dallas, Texas 75225, Attn: Secretary. The Plan and the Confirmation Order are also attached as exhibits to our Current Report on Form 8-K for event occurring on February 5, 2001. As used in the Plan and the Confirmation Order, the term "Effective Date" means the first Business Day after all of the conditions to effectiveness contained in the Plan and the Confirmation Order have been met or waived. The Plan Effective Date was February 5, 2001.

         The conditions precedent to the effectiveness of the Plan and the Confirmation Order included designation by certain creditors of four (out of five) directors (which occurred), a New Consent Decree with Sunshine Metals was to have been entered and approved by the United States District Court for the District of Idaho in the case styled United States of America v. Asarco Incorporated, Case Nos. 96-0122-N-EJL and 91-0342-N-EJL, substantially in accordance with an agreement in principal annexed to the Plan and such New Consent Decree was to have been approved by final order of the Idaho District Court (which occurred on January 18, 2001), and the so-called "Asarco Settlement" was to have been approved by the Bankruptcy Court (which occurred).

BACKGROUND


         Sunshine's primary product has been silver. The Sunshine Mine, in production for over 100 years, has produced over 350 million ounces of silver, more than any primary silver-producing mine in North America. In 1992, due to low silver prices and excessive indebtedness, Metals restructured its Silver Index Bond indebtedness with the support of Sunshine in a Chapter 11 proceeding in the United States Bankruptcy Court for the District of Idaho. Pursuant to that restructuring, the Silver Index Bonds of Metals were the only impaired class, and were exchanged for newly-issued shares of common stock of Sunshine and New Silver Index Bonds at a reduced amount payable in shares of common stock of Sunshine. After emergence from the Idaho bankruptcy case, by the end of 1994 all of the New Silver Index Bonds had been converted into shares of old common stock. Sunshine proceeded to raise new capital which was used to revitalize the Sunshine Mine; a new ore body was discovered and a new mining method was introduced to quickly develop that ore body. As a result, production tripled in just four years, while unit production costs were reduced more than 30%. However, because of continued low silver prices and despite substantially improved operations of the Sunshine Mine, Sunshine continued to operate at a loss and sought to develop meaningful new sources of production outside the United States.


         Sunshine, through its wholly-owned subsidiary, Argentina, acquired the Pirquitas Mine in November 1995 from the bankrupt estate of the mine's prior owner for $1.7 million. The property was acquired because of evidence that documented the potential for a very large silver resource capable of being mined using low cost open pit methods. During the subsequent four years, Sunshine, through Sunshine Argentina, Inc. conducted an aggressive exploration program and engineering studies that resulted in the completion of the feasibility study for the property. According to the feasibility study, the Pirquitas Mine ore reserves total 30.4 million tonnes (metric tons) grading 128 grams per tonnes silver, 0.17% tin, and 0.81% zinc. The capital required to develop the Pirquitas Mine is believed to approximate $140 million, including working capital requirements. Pursuant to the feasibility study, the mine would operate at a through-put rate of 9,600 tonnes per day, producing concentrates containing 100 million ounces of silver, 29,000 tonnes of tin, and 148,000 tonnes of zinc over a mine life of approximately ten years. The calculated return to the Company on its investment assuming a silver price of $5 per ounce is approximately 18% (the calculated return on investment is 22% if a $5.50 price is assumed). The "return on investment" is defined as the internal rate of return on all anticipated future cash flows resulting from the production of currently known proven and probable reserves. The feasibility study predicts that the cash cost of production of silver from the Pirquitas Mine, net of tin and zinc by-product credits, will be approximately $1.53 per ounce. Sunshine believes that in addition to other possible benefits, there exists the potential for reserve expansion once operation commences.

         Sunshine attempted to raise the capital to refinance its indebtedness and finance the equity requirement of the Pirquitas Mine, preparing an offering to commence at the end of May 1999. Sunshine had assurances from investment bankers that Sunshine would be able to raise the capital required to refinance the EuroBonds maturing in March 2000, and if it had done so, Sunshine believes it would not have commenced the Reorganization Cases. However, Sunshine's auditors resigned immediately prior to the commencement of the offering. According to Sunshine's investment bankers, the auditors' resignation made the offering untenable. A subsequent attempt to revive the offering in the third quarter of 1999 was unsuccessful. Sunshine believes the auditors' resignation was a breach of their duty to Sunshine and caused substantial damage to Sunshine. Sunshine has therefore instituted litigation in Texas state court seeking recovery of damages from the auditors. The suit was filed in June 2000 and is in the discovery phase. Sunshine cannot predict if it will be successful in its suit or, if successful, what recoveries might be. See "CHANGE IN ACCOUNTANTS."

         During the fourth quarter of 1999, Sunshine attempted a sale of Argentina, including its ownership of the Pirquitas Mine. However, the Company did not receive offers that were sufficient to satisfy all its liabilities. As a result, Sunshine determined that it was not in the best interest of Sunshine or its creditors to sell the Pirquitas Mine.

         Sunshine determined during the first quarter of 2000 it would be unable to access the capital required to service its debt. Sunshine commenced negotiations with the Elliott Group and the Stonehill Group to restructure their debt and to obtain additional financing. The bulk of Sunshine's indebtedness was then held by the Elliott Group and the Stonehill Group. The Elliott Group held approximately two-thirds of the EuroBonds with claims thereupon against Sunshine and Metals. Pursuant to the terms of a prior Put Option Agreement, Argentina and Exploration were each indebted to the Elliott Group for the full amount of the Elliott Group's EuroBond holdings. Stonehill Notes were issued by Sunshine in November 1997 and were guaranteed at that time by Argentina and Exploration.

         Prior to the August 23, 2000 filing of the voluntary petitions in the Proceeding, The Liverpool Limited Partnership, Liverpool Associates, Ltd., Elliott International, L.P. and Elliott International Capital Advisors, Inc. (collectively the "Elliott Group") acquired 67% of the then outstanding 8% Senior Exchangeable Notes due 2000 (the "EuroBonds") issued by Metals and guaranteed by Sunshine. The Elliott Group acquired $14 million in principal amount of Eurobonds in 1996, $1.6 million in principal amount of Eurobonds in 1997 and $2.9 million in 1998. In connection with an additional financing in 1999, the Elliott Group acquired an option to "put" the "EuroBonds" to Argentina. On February 9, 2000, certain holders of EuroBonds exchanged $1,000,000 in principal amount for 756,000 shares of "old common stock" of Sunshine outstanding prior to August 23, 2000. Similarly, Stonehill Institutional Partners, L.P., Stonehill Offshore Limited (together with their affiliates, the "Stonehill Group") had been the principal holders of a series of 10% Notes due November 24, 2002 issued by Sunshine to the Stonehill Group in the original principal amount of $15,000,000 and guaranteed by Argentina. On April 11 and 17, 2000, holders of the "Stonehill Notes" converted $1,000,000 in principal amount (plus accrued interest) for 1,937,554 shares of "old common stock" of Sunshine outstanding prior to August 23, 2000. As the EuroBonds were not retired or refinanced prior to their maturity, pursuant to the terms of the Stonehill Notes, Sunshine was obligated to issue to the holders of the Stonehill Notes additional amounts payable in cash or shares of common stock, and in March 2000, Sunshine issued, as partial payment of the quarterly interest due, an additional 698,179 shares of old common stock to the holders of the Stonehill Notes.

         By virtue of our inability to pay our debts as they became due and low silver prices, we conceived the Plan as an alternative to the more drastic measures available to us for re-structuring indebtedness of Sunshine, such as a liquidation of all of Sunshine's properties. The terms of the Plan were arrived at after a diligent search for, and an extensive evaluation of, numerous financing and liquidation proposals by us and consultation with the Stonehill Group and the Elliott Group as to what type of plan of reorganization might be feasible after those lengthy negotiations. The proposals considered included the Elliott Group providing the Company with an equity line of credit to fund its operations, while restructuring the Eurobonds to defer their maturity until at least May 1, 2001, and to provide for the payment of interest on the Eurobonds using Common Stock. This proposal was made unfeasible by the subsequent decline in the Company's Common Stock price. Subsequently, the Company, the Elliott Group and the Stonehill Group negotiated a comprehensive restructuring of the Eurobonds and the 10% Notes into equity positions similar to those achieved in the Plan. This plan would have required stockholder approval. Due to the expense and time involved to solicit stockholder approval, and the uncertainty of actually attaining approval, it was determined that the Plan was the best alternative to restructure the Company's debt and provide operating financing.

CANCELLATION OF OLD COMMON STOCK

         Prior to the Effective Date, Sunshine had issued and outstanding 48,685,000 shares of old common stock, $0.01 par value. The old common stock was held by approximately 20,000 shareholders of record. Pursuant to the Plan and the Confirmation Order, on the Effective Date, all of the "old common stock" (as well as all outstanding options and warrants) of Sunshine was cancelled, retired and eliminated with no consideration paid therefor, and Sunshine was deemed to have issued the "New Mining Stock," which is shares of Common Stock, par value $0.01 per share. Under the Amended and Restated Certificate of Incorporation of Sunshine filed with the Secretary of State of Delaware on February 16, 2001, Sunshine's authorized common stock from and after the Effective Date consists of 200,000,000 shares of Common Stock, par value $0.01 per share. Of that class of stock, 50,000,000 shares of Common Stock, par value $0.01 per share were issued as the "New Mining Stock" under the terms of the Plan to those designated as recipients therefor under the Plan which generally are certain creditors of Sunshine and others who in turn gifted a portion (approximately 3.4%) of such New Mining Stock to the former common stockholders on a pro-rata basis, but only to accounts holding in excess of 100 shares of "old common stock." Accounts holding 100 or more shares of "old common stock" received the number of shares of "new common stock" equal to 3.52% of the number of shares of old common stock owned. Fractional interests were rounded to the next-higher number for each account. Accounts holding fewer than 100 shares of old common stock did not receive any new shares. The CUSIP number of the New Common Stock is 867833-60-0.

         The Plan's treatment mechanism reflects that Sunshine is a holding company whose property consists of equity in its subsidiaries which had no real value to distribute to its creditors because each "debtor subsidiary" was also insolvent. Therefore, other than through the consensual "redistribution" of value from the creditors who gifted certain items to the former common stockholders, Sunshine would have had no value to distribute to its creditors. In order to establish a consensual restructuring and to provide for a widely-disbursed body of holders of the "New Mining Stock," certain creditors (who were the holders of the Allowed Claims against Sunshine and its debtor subsidiaries) agreed to redistribute certain of their recoveries to other Sunshine creditors. By virtue of this redistribution, holders of Allowed Claims against Sunshine received a portion of the New Mining Stock. Through this arrangement, the various creditor classes received the same proportion of new common stock to its Allowed Claim as received by each holder in the other creditor classes, and the "gifting" creditors (the Stonehill Group and the Elliott Group) obtained 89.99% of the new common stock on a fully-diluted basis taking into account all of the distributions afforded to the various holders.

         Based upon the various creditor classes and the estimates of Allowed Claims, after effectuation of the redistribution of "New Mining Stock" from the holders of certain claims (the "Allowed Put Default Claims" and the "Argentina Allowed Stonehill Notes Claims") to the various classes entitled to receive same under the Plan, the following percentages of New Mining Stock were distributed:

                                                                            APPROXIMATE NO. OF SHARES
                                                    PERCENTAGE OF             BASED UPON 50,000,000
                   CLASS                           NEW MINING STOCK            SHARES OUTSTANDING
Mining Allowed General Unsecured Claims -
         Class Mining 2                                  1.05%                      525,000
Mining Allowed EuroBond Guaranty Claims -
         Class Mining 3                                  6.27%                    3,137,000
Mining Allowed Stonehill Note Claims -
         Class Mining 4                                  3.35%                    1,673,000
Mining Allowed 9% Notes Claims -
         Class Mining 5                                  0.36%                      179,000
Mining Allowed 5% Notes Claims -
         Class Mining 6                                  0.08%                       39,000
Mining Old Common Share Interest -
         Class Mining 8                                  3.43%                    1,714,000
Allowed Put Default Claims -
         Class Argentina 1                              42.28%                   21,141,000
Allowed Stonehill Notes Guaranty Claims -
         Class Argentina 2                              35.66%                   17,832,000
Metals Allowed General Unsecured Claims -
         Class Metals 2                                  0.92%                      461,000
Metals Allowed EuroBond Claims -
         Class Metals 3                                  6.60%                    3,300,000
                                                       ------                    ----------
TOTAL                                                  100.00%                   50,000,000
                                                       ======                    ==========

NEW CONSENT DECREE

         The Plan contemplated a settlement between Sunshine and Metals and the United States on behalf of the United States Environmental Protection Agency ("EPA"), the United States Department of the Interior ("DOI") and the United States Department of Agriculture ("Agriculture") [all collectively the "Government"] and the Couer d'Alene Tribe (the "Tribe") through a consent decree (the "New Consent Decree") involving Sunshine and Metals in cases numbered CIV96-0122-N-EJL and CIV91-0342-N-EJL pending in the United States District Court for the District of Idaho (the "NRD Actions"). Under the terms of that settlement, the Government and the Tribe received on the Effective Date of the Plan warrants to purchase 9.95% of Sunshine's New Common Stock (covering a total of 4,995,000 shares of New Common Stock)

     o with a strike price for such Warrants equal to the strike price of any management options provided under the Plan based on an equity value of Sunshine of $33,000,000 [an exercise price of $0.66 per share]

     o    with a cashless exercise feature

     o terminating on the tenth anniversary of the Effective Date of the Plan (February 5, 2011)

     o    that are exempt from initial registration pursuant to 11 U.S.C.
          Section 1145

     o    that are freely transferable to any other entity at any time

     o that are subject to ordinary terms and conditions, including standard anti-dilution language, of warrants of this nature reasonably acceptable to the proponents of the Plan, the Government and the Tribe.

The New Consent Decree was approved by the U.S. District Court for the District of Idaho on January 18, 2001, and requires Metals to provide for certain royalty payments to the Government and the Tribe on a quarterly basis. The royalty is based on a percentage of the "Net Smelter Returns" from all mining by Metals anywhere in the United States and all mining by any Sunshine entity from the Sunshine Mine or within one mile of the current boundaries of the Sunshine Mine. The royalty is to adjust on a sliding scale based upon the average price of silver. No royalty must be paid until the average silver price exceeds $6 per ounce. The royalty varies from one percent of Net Smelter Returns at a silver price of $6.00 per ounce to seven percent at a price of $10.00 or more per ounce. Silver prices per ounce are presently below $5 per ounce. In connection with the closure of the smelter to which the Sunshine Mine shipped concentrates, Sunshine notified employees that a mass lay-off of the majority of the Sunshine Mine employees would occur on February 16, 2001, and the Sunshine Mine was placed on a care and maintenance status. In that status, production does not occur.

     Under the New Consent Decree, SPMI is required to convey the surface rights to timberlands it owns and uses for non-mining purposes, and to perform certain remediation and testwork at its ConSil Mine site adjacent to the Sunshine Mine. We do not consider the value of the surface rights to timberlands to be material. The Company does not believe that the additional remediation and testwork will result in any additional material liabilities.

ASARCO SETTLEMENT

     As a part of the Plan, Sunshine and Asarco Incorporated ("Asarco") entered into a stipulation, the terms of which were included in the Confirmation Order relating to Asarco's claim in the Proceeding. Under the stipulation, Asarco was paid $125,000 in cash on the Effective Date for an allowed administrative claim, and Asarco received with respect to its allowed general unsecured claim on the Effective Date, shares of New Mining Stock in the amount provided for by the Plan for its Class Mining 2 and Class Metals 2 claims (a total of 324,265 shares), and warrants to purchase 324,265 shares of Sunshine's New Common Stock

     o with a strike price for such warrants equal to the strike price of the management options provided under the Plan based on an equity value of Sunshine of $33,000,000 (exercise price of $0.66)

     o    with a cashless exercise feature

     o    that are exempt from initial registration

     o    that are freely transferable to any other entity at any time

     o that are subject to ordinary terms and conditions, including standard anti-dilution language of warrants of a similar nature reasonably acceptable to the Plan proponents and Asarco

     o that terminate on the fifth anniversary of the Effective Date of the Plan (February 5, 2006)

CURRENT CAPITALIZATION - DILUTION POTENTIAL

     The number of shares of New Common Stock, par value $0.01 per share of Sunshine outstanding, the number of shares reserved for future issuance under the Plan and the aggregate totals are:

                                                                ESTIMATED* NUMBER OF SHARES
New Common Stock, par value $0.01 per share to be outstanding:         50,000,000
Reserved for issuance pursuant to Warrants held by the
Government and the Tribe [exercise price $0.66 per share]**             4,975,000
Reserved for issuance pursuant to warrants held by Asarco
[exercise price $0.66 per share]**                                        324,265
Reserved for issuance pursuant to options held by Management
[average exercise price $0.66 per share]                                2,500,000
                                                                       ----------
     TOTAL                                                             57,799,265
                                                                       ==========

----------

*estimates do not contemplate adjustments for roundings of calculation, forfeitures or claims objection results, all of which may change any or all estimated amounts.

**each Warrant contains anti-dilution features which require an adjustment of the purchase price and/or number of Shares in the event of subdivisions, combinations or other issuances of common stock of Sunshine or the declaration of a stock dividend or other rights or distributions. In the event of any such circumstances, proportional adjustments are to be made to the purchase price payable per Share and/or the number of Shares purchasable so that the holder of the Warrant would be entitled to the same relative ownership position as before the action taken.

REGISTRATION RIGHTS AGREEMENT


     Under the Plan of Reorganization, Sunshine entered into a Registration Rights Agreement with members of the Stonehill Group and the Elliott Group under which the shares of new common stock issued to them are to be registered under federal securities laws. Such agreement provides for filing of a Registration Statement within a specified period of time covering only the securities issued to the Elliott Group and the Stonehill Group, the effectiveness of such Registration Statement within a certain period of time and other matters. Since the Registration Statement was not effective by May 20, 2001, the Company would have been liable to each of the holders at the end of each subsequent thirty-day period it is not effective in an amount equal to 1% of the value of the holder"s stock. If the Registration Statement had not been effective by July 18, 2001, the Call Option would have become immediately exercisable, and the holders would have "put" their shares to the Company at a "Mandatory Repurchase Price" equal to 115% of the Market Value on the date the holder acquires the rights to require Sunshine to repurchase such shares. Pursuant to the terms of an agreement entered into contemporaneously with the Amended Credit Agreement, the holders have waived any of the violations discussed which occur prior to October 15, 2001. Subsequent to October 15, 2001, should the registration statement still not be effective, the holders rights to enforce the above penalties will be reinstated.


ARGENTINA TRANSACTION; CALL OPTION AGREEMENT

     Under the terms of the Plan and the Confirmation Order on the Effective Date, the capital stock of Argentina was cancelled and Argentina issued the "New Argentina Stock." Sunshine caused the incorporation and organization of a new subsidiary, Sunshine International Mining, Inc., a Delaware corporation ("International"). Sunshine contributed to the capital of International all of the New Argentina Stock and Argentina became a wholly-owned subsidiary of International which in turn is a wholly-owned subsidiary of Sunshine. Simultaneously Sunshine, International and Argentina entered into a Call Option Agreement dated February 5, 2001, with the Elliott Group and the Stonehill Group, under the Call Option Agreement, International granted a call option to each holder within the Elliott Group and the Stonehill Group to purchase, collectively, up to 100% of the shares of New Argentina Stock, and a first priority perfected security interest in the New Argentina Stock. The call option(s) was granted to purchase a maximum number of shares of New Argentina Stock at a specified purchase price ($1,000 per share for each of 1,000 shares outstanding). The option is to be reduced proportionately in the event the Elliott Group holders and/or the Stonehill Group holders sell more than 50% of their shares of New Common Stock of Sunshine received. For example, if the Elliott Group holders were to sell 55% of their shares of Sunshine Common Stock initially received, then the maximum number of New Argentina Stock that the Elliott Group holders could purchase in the aggregate upon exercise of their Call Options would be reduced by a percentage equal to (55% - 50%) x 2, or 10%. The term of each Call Option expires at the time of exercise in full of such Call Option, or if the market capitalization of Sunshine exceeds $150,000,000 for at least 60 consecutive days (subject to certain conditions) or on the tenth anniversary of the Effective Date of the Plan. The Call Option becomes exercisable upon the occurrence of any one or more of nine separate events, including

     o    the de-listing of the Sunshine New Common Stock from an "Approved
          Market,"

     o suspension of the Sunshine New Common Stock from trading on an Approved Market for at least seven consecutive calendar days,

     o reduction in the overall market capitalization of Sunshine to less than $15,000,000 for at least fifteen consecutive calendar days,

     o a bankruptcy proceeding occurring with respect to Sunshine or one of its subsidiaries,

     o Sunshine fails to comply with its covenants or obligations in the Call Option Agreement (such as incurring any indebtedness or attempting to create liens without the holders' consent), and

     o    other events, including any default under the "Exit Financing
          Facility."

     The Call Option, once exercisable, may be exercised at any time by any of the holders thereof. The effect of the Call Option(s) is to potentially allow the Elliott Group holders and the Stonehill Group holders (and certain of their successors and assigns) to acquire Sunshine Argentina which in turns owns the Pirquitas Mine and other assets. Should such an event occur, Sunshine's investment of approximately $20,000,000 in the acquisition and evaluation of that property would no longer be an asset of Sunshine, nor would the assigned proven and probable in-ground reserves before metallurgical losses totaling
129.6 million ounces of silver, along with 59,000 tons of tin and 273,000 tons of zinc. The New Argentina Stock has been pledged under the Call Option Agreement under a separate Pledge Agreement to the Elliott Group holders and the Stonehill Group holders and delivered to Wells Fargo Bank Minnesota, N.A. as administrative and pledge agent.


     The market value of the Company's common stock is currently less than $15 million, the value that triggers the ability to exercise the Call Option. Pursuant to the terms of our agreement entered into contemporaneously with the Amended Credit

Agreement, the holders have waived any violations prior to October 15, 2001. Subsequent to that date, if the Company's market capitalization remains below $15 million, the holders will have the right to exercise the Call Option.


EXIT FINANCING FACILITY


     In connection with the Plan and Confirmation Order, Sunshine's only debt instrument was the "Exit Financing Facility" which bore interest at a fixed rate of 15% per annum in the maximum principal amount of $5,000,000 (approximately $2,700,000 of which was outstanding on the Effective Date). The lenders were Highwood Partners, L.P. and Stonehill Capital Management, LLC, affiliates of the Elliott Group and the Stonehill Group, respectively. The facility is secured by substantially all of the assets of Sunshine and its subsidiaries, including the Pirquitas Mine. The proceeds of all advances under such facility are to be utilized solely (a) to provide funds necessary to the conduct of the business of Sunshine and its subsidiaries in the ordinary course in accordance with an approved budget, (b) to pay fees and disbursements paid to lenders and their professionals in accordance with the budget, and (c) as otherwise contemplated or permitted by the budget.



     The availability of the Exit Facility has been used and it has been replaced by the Amended Credit Facility.


DIRECTORS

     At the time of institution of the Reorganization Cases, the members of the Board of Directors of Sunshine were G. Chris Andersen (a Director since May
1983), V. Dale Babbitt (a Director since December 1992), George M. Elvin (a Director since June 1994), Daniel D. Jackson (a Director since May 1983), Oren
G. Shaffer (a Director since June 1993), John S. Simko (a Director since December 1992), and Robert B. Smith (a Director since June 1993). On the Effective Date of the Plan, the operational management of Sunshine became the responsibility of the "Reorganized Board of Directors," a majority of whom were selected by certain creditors in accordance with the Plan. All of the former Directors ceased to be Directors of Sunshine on the Effective Date of the Plan and were deemed removed (without cause) pursuant to the Confirmation Order. In accordance with the terms of the Plan, four "Creditor Directors" were selected, and one "Management Director" was selected to comprise the Board of Directors of Sunshine from and after the Effective Date. John S. Simko continues as a Director as the "Management Director," and George M. Elvin was designated as one of the "Creditor Directors" by the Elliott Group. The other three "Creditor Directors" selected are Arnold Kastenbaum (Designee of the Stonehill Group), Keith McCandlish (Designee of the Elliott Group), and Charles Reardon (Designee of the Stonehill Group).

CONTINUED JURISDICTION OF BANKRUPTCY COURT

     Consistent with the provisions of the Bankruptcy Code, on the Effective Date of the Plan, title to all assets and property of the estates of the "Debtors" passed to and vested in "Reorganized Debtors" (Sunshine and its subsidiaries) free and clear of all claims, allowed interest, liens, charges and other rights of creditors or equity holders arising prior to the Effective Date. From and after the Effective Date, Sunshine and its subsidiaries may operate their respective businesses, and may use, acquire and dispose of property, free of any restrictions of the Bankruptcy Code, the Bankruptcy Rules and the Bankruptcy Court, except as provided in the Confirmation Order. The rights afforded under the Plan and treatment of the Claims and Interests under the Plan have been in exchange for, and in complete satisfaction, discharge and release of all Claims and termination of all interests of any nature whatsoever arising on or before the Effective Date, including any accrued interest on Claims from the Petition Date. The Bankruptcy Court retained exclusive jurisdiction over the Reorganization Cases for various matters to sort out any claims, and to determine any controversies or disputes, as well as all matters set forth in the Confirmation Order.

                              SELLING STOCKHOLDERS

     The following table sets forth the name of each Selling Stockholder, the number of shares of common stock beneficially owned by each Selling Stockholder immediately prior to the date of this Prospectus and the number of shares covered by this Prospectus that each Selling Stockholder may offer and sell pursuant to this Prospectus, which represents all of the shares of common stock beneficially owned by each Selling Stockholder. However, because the Selling Stockholders may offer all or a portion of the shares covered by this Prospectus at any time and from time to time after the date of this Prospectus, we cannot determine the exact number of shares that each Selling Stockholder may retain after completion of this offering.

                                                       Beneficial
                                                      Ownership of    Number of Shares   Approximate
                                                      Shares Before      Covered by      Percentage of
           Name of Selling Stockholder                   Offering         Prospectus        Class(a)
           ---------------------------                -------------   ----------------   -------------
Elliott International, LP(b)
Paul E. Singer, General Partner                         12,726,377        12,726,377        25.45%

The Liverpool Limited Partnership(b)
Paul E. Singer, President, Liverpool Associates,
Ltd., General Partner                                   12,724,912        12,724,912        25.40%

Elliott Associates, LP(b)
Paul E. Singer, President of Elliott Capital
Advisors, Inc., Attorney-In-Fact                            38,711            38,711        00.08%

Stonehill Institutional Partners, LP(c)
John  Motulsky, Chris Wilson and Wayne Teetsel,
General Partners                                         6,690,275         6,690,275        13.38%

Stonehill Offshore Partners, Limited LP(c)
John  Motulsky, Chris Wilson and Wayne Teetsel,
Managing Members of Stonehill Advisors, LLC              6,690,275         6,690,275        13.38%

----------


(a) Percentages are based upon 50,000,000 shares of Common Stock outstanding at September 10, 2001.


(b) Paul E. Singer is the General Partner of Elliott Associates, LP, and is the President of Liverpool Associates, Ltd., the General Partner of The Liverpool Limited Partnership. Paul E. Singer is also the President of Elliott International Capital Advisors, Inc., the attorney-in-fact for Elliott International, LP. In such capacities, Mr. Singer holds the power to vote and dispose of the total of 25,490,000 shares of Common Stock held by such entities, and under Rule 13d-3 of the Securities and Exchange Act of 1934 (the "1934 Act"). Mr. Singer may be deemed to be the beneficial owner of all such securities.

(c) John Motulsky, Chris Wilson and Wayne Teetsel are the general partners of Stonehill Institutional Partners, LP, a Delaware limited partnership and are the managing members of Stonehill Advisors, LLC, the investment advisor to Stonehill Offshore Partners Limited, a Cayman Islands corporation. As such, Messrs. Motulsky, Wilson and Teetsel share the power to vote and dispose of the 19,505,000 shares of Common Stock held by both entities and under Rule 13d-3 of the 1934 Act, such individuals together may be deemed to be the beneficial owners of such securities.

         During the past three years, none of the individuals listed above has held any position with Sunshine or its subsidiaries or affiliates except as representatives of the Elliott Group or Stonehill Group as the holders of debt or old common stock of Sunshine.

         We cannot assure you that the Selling Stockholders will sell any or all of the common stock offered by this Prospectus. Because the Selling Stockholders may sell using this Prospectus or may otherwise sell their common stock, no estimate can be given as to the amount of common stock that will be held by the selling stockholders upon termination of any sales. Therefore, the entire number of shares covered by this Prospectus is set forth in the table above. In addition, the Selling Stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their common stock since the date on which they provided us the information regarding their ownership of common stock in transactions exempt from the registration requirements of the Securities Act of 1933. See "PLAN OF DISTRIBUTION."

         Only the Selling Stockholders identified above who beneficially own the common stock identified with each Selling Stockholder's name on the effective date of the Registration Statement of which this Prospectus forms a part may sell common stock pursuant to this Prospectus. We may from time to time include additional Selling Stockholders in supplements to this Prospectus.

         Sunshine will not receive any proceeds from the offering to which this Prospectus relates. The Selling Stockholders may sell the securities offered hereby through underwriters or dealers, through brokers or other agents, or directly to one or more purchasers in one or more transactions in the over-the-counter market, if such a market develops, or in privately-negotiated transactions, or in a combination of such transactions. Such transactions may be effected by the Selling Stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Such underwriters, dealers, brokers or other agents may receive compensation in the form of discounts or commissions from the Selling Stockholders and may receive commissions from the purchasers of such securities for whom they act as agent.

         Any Selling Stockholder and any dealer, broker or other agent selling securities offered hereby for the Selling Stockholders or purchasing any such securities from a Selling Stockholder for purposes of resale may be deemed to be an underwriter under the Securities Act of 1933, and any compensation received by such Selling Stockholder, dealer, broker or other agent may be deemed underwriting compensation. Neither Sunshine nor the Selling Stockholders can presently estimate the amount of such compensation. Sunshine knows of no existing arrangements between any selling Stockholder and any other Selling Stockholder, dealer, or broker or other agent.

         Pursuant to the Registration Rights Agreement, Sunshine agreed to register or qualify or cooperate with the Selling Stockholders in connection with registering or qualifying the Shares under the state securities or "blue sky" laws and to do any and all other acts or things necessary or advisable to enable the offer and sale of the Shares. However, Sunshine is not required to qualify generally to do business in any jurisdiction where it is not then so qualified, or take any action which would subject it to general service of process or to taxation in any jurisdiction where it is not then so subject. Unless and until such times as offers and sales of Shares by Selling Stockholders are registered or qualified under applicable state securities or "blue sky" laws, or are otherwise entitled to an exemption therefrom, initial resales by Selling Stockholders will be materially restricted. Selling Stockholders are advised to consult with their respective legal counsel prior to offering or selling any of their Shares.

         In accordance with the provisions contained in the Registration Rights Agreement, Sunshine is obligated under certain circumstances to indemnify the Selling Stockholders who sell securities pursuant to this Prospectus, their respective officers, directors and agents, and controlling persons, and each underwriter in an offering or sale of such securities, against certain liabilities related to such sale or disposition, including liabilities arising under the Securities Act or to contribute to payments which such persons or entities may be required to make in respect thereof. In accordance with the Registration Rights Agreement, Sunshine may, in certain circumstances, also be entitled to indemnification or contribution by the Selling Stockholders or underwriters participating in an offering of the securities to which this Prospectus relates.


         Sunshine has agreed to pay, with certain limited exceptions, all the expenses incurred in connection with the preparation and filing of this Prospectus and the related Registration Statement, including the Securities Act of 1933, registration and filing fees, fees and expenses associated with filings required to be made with the National Association of Securities Dealers, Inc., fees and expenses of compliance with securities or "blue sky" laws, printing expenses, messenger and delivery expenses, fees and expenses of counsel for Sunshine and its independent certified public accountants. Sunshine estimates that the foregoing expenses in connection with the registration of the securities will be approximately $55,000. In no event shall Sunshine pay for any underwriting discounts, commissions, or fees attributable to the sale of Shares or any other out-of-pocket expenses of the Selling Shareholders incurred in connection with a sale of Shares.

                              PLAN OF DISTRIBUTION

         We will not receive any of the proceeds of the sale of common stock offered hereby. The common stock may be sold from time to time to purchasers directly by the selling stockholders. Alternatively, the selling stockholders may offer the common stock through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the common stock for whom they may act as agent. The selling stockholders and any such brokers, dealers or agents who participate in the distribution of the common stock may be deemed to be "underwriters." Any profits on the sale of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act of 1933. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to statutory liabilities of the Securities Act, including but not limited to Sections 11, 12 and 17 of the Securities Act, and Rule 10b-5 under the Securities Exchange Act of 1934.

         The common stock offered by this Prospectus may be sold from time to time by the selling stockholders (or, to the extent permitted, by their transferees or successors-in-interest). The selling stockholders may offer and sell the shares in the over-the-counter market or otherwise. Sales may be made on the NASDAQ bulletin board at prices and on terms dictated by the then current market price of the shares or in registered transactions. The shares may be sold by any one or more of the following methods:

         o        To the purchasers directly;

         o A block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of a block as principal to facilitate the transaction;

         o Purchases by a broker or dealer as principal, and resale by such broker or dealer, for its own account pursuant to this Prospectus;

         o Through underwriters or dealers who may receive compensation in the form of underwriting discounts, concessions, or commissions from the selling stockholders or such successors-in-interest and/or from purchasers of the common stock for whom they act as agent;

         o        The writing of options on the common stock;

         o The pledge of the common stock as security for any loan obligation, including pledges to brokers or dealers who may, from time to time themselves effect distributions of common stock or interest therein;

         o An exchange distribution in accordance with the rules of such exchange or transactions in the over-the-counter market;

         o Ordinary brokerage transactions and transactions in which the broker or dealer solicits purchasers;

         o        In privately negotiated transactions;

         o        Through put or call option transactions;

         o        Through short sales;

         o Pursuant to Rule 144 (or any other lawful method of disposition); or

         o        A combination of any of the above transactions.

         Sales may be made at prices and at terms then prevailing or at prices related to the then current market price or negotiated prices and terms. Brokers or dealers may arrange for other brokers or dealers to participate to effect sales. From time to time, the selling stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in common stock or other securities issued by us or derivatives of securities issued by us. They may sell and deliver the common stock in connection with their transactions or in settlement of securities loans.

         Those transactions may or may not involve brokers or dealers. If the transactions do include brokers, the Selling Stockholders expect to pay customary brokerage commissions and charges. We will pay all expenses other than underwriting discounts, selling commissions and fees, and legal and accounting fees incurred by the Selling Stockholders incident to the offering and sale of the common stock.

         The Selling Stockholders are not obligated to sell any or all of the shares of common stock offered by this Prospectus. Each Selling Stockholder reserves the right to accept or reject in whole or in part any proposed purchase of the shares of common stock.

         The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder. That may include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the Selling Stockholders and any other person. Regulation M promulgated pursuant to the Securities Exchange Act of 1934 provides that any person engaged in the distribution of the common stock may not simultaneously engage in market-making activities with respect to the particular common stock being distributed for certain periods prior to the commencement of such distribution. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

         To the extent required, a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part will set forth the aggregate principal amount of the shares to be sold, the names of the Selling Stockholders, the purchase price, the name of any agent, broker-dealer or underwriters and any applicable commission with respect to a particular offer. The Selling Stockholders and any agents, broker-dealers or underwriters that participate with the selling stockholders in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act. In that event, any discounts, commissions or conversions received by the agents, broker-dealers or underwriters and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

         We have agreed to indemnify the selling stockholders and their respective directors, officers, and controlling persons against liabilities relating to the registration statement, including liabilities under the Securities Act. Each selling stockholder has agreed to indemnify us and our directors, officers and controlling persons against liabilities relating to the information given to us by that selling stockholder in writing for inclusion in the registration statement, including liabilities under the Securities Act.

                             SELECTED FINANCIAL DATA


         The following table sets forth summary historical financial information of Sunshine as of the dates and the periods indicated in the table below. All amounts are in thousands, except price and production statistics and per share amounts. At December 31, 2000, the Company was in Chapter 11 bankruptcy reorganization proceedings. Pursuant to the guidance of AICPA Statement of Position 90-7, the Company adopted "fresh start" reporting as of January 31, 2001. As a result, the Company's financial statements are not comparable with those for periods before the Plan was effective. In general, pursuant to fresh start reporting, the Company's assets and liabilities were revalued to fair market value.



         The unaudited Pro Forma Statement of Operations Data is presented to give effect to the consummation of the Plan as though it had taken place at the beginning of the periods.




                                            PRO FORMA                             HISTORICAL
                                     -----------------------     ---------------------------------------------
                                        SIX                          FIVE             ONE             SIX
                                       MONTHS       YEAR            MONTHS           MONTH           MONTHS
                                       ENDED        ENDED            ENDED           ENDED           ENDED
                                      JUNE 30,   DECEMBER 31,      JUNE 30,       JANUARY 31,       JUNE 30,
                                        2001         2000            2001             2001            2000
                                     ---------   ------------    -----------      -----------      -----------
                                                     (ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Operating Revenues (4)               $   2,919    $   23,094     $       904      $     2,015      $    13,773
Net loss before reorganization
  items                                 (3,456)      (13,861)         (3,401)             (55)          (6,813)
Net income (loss) before
  extraordinary item                    (3,456)      (13,861)         (3,401)           7,401           (6,813)
Net income (loss)                       (3,456)      (13,861)         (3,401)          36,278           (6,813)
Basic and diluted income (loss)
  per common share                       (0.07)        (0.28)          (0.07)              (1)              (1)
Weighted average common shares          50,000        50,000          50,000           48,685           41,078

PRICE AND PRODUCTION STATISTICS:
Average silver price received        $    4.62    $     4.93                      $      4.62      $      5.05
Tons                                    20,722       169,036                           20,722           97,639
Silver grade (ounces per ton)            26.17         23.81                            26.17            24.07
Silver ounces produced                 519,177     3,879,100                          519,177        2,792,022
Net cash cost per ounce (2)          $    3.90    $     4.75                      $      3.90      $      4.70

BALANCE SHEET DATA:
Cash and cash investments                                        $       285                       $     1,206
Working capital                                                        1,210                           (40,640)
Total assets                                                          29,405                            33,492
Long-term debt and capital
  lease obligations                                                    5,000                                --
Redeemable common stock                                               14,365                                --
Stockholders' equity (deficit)                                          (536)                          (21,401)
Book value per common share                                            (0.01)                            (0.50)
Common shares outstanding                                             50,000                            43,074

                                                                                  HISTORICAL
                                           -------------------------------------------------------------------------------------
                                                                             YEAR ENDED DECEMBER 31
                                           -------------------------------------------------------------------------------------
                                              2000(3)          1999                1998(3)          1997                1996(4)
                                           -----------      -----------         -----------      -----------         -----------
                                                                (ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Operating Revenues (4)                     $    23,094      $    32,332         $    34,668      $    24,993         $    15,315
Net loss before reorganization
  items                                        (18,949)         (10,843)            (64,845)           1,859              (1,101)
Net income (loss) before
  extraordinary item                           (20,890)          10,843             (64,845)          26,852              14,214
Net income (loss)                              (20,890)         (10,843)            (64,845)         (19,308)            (25,902)
Basic and diluted income (loss)
  per common share                                  (1)              (1)                 (1)              (1)                 (1)
Weighted average common shares                  43,898           34,682              32,109           31,892              27,823

PRICE AND PRODUCTION STATISTICS:
Average silver price received              $      4.93      $      5.23         $      5.47      $      5.02         $      5.11
Tons                                           169,036          217,601             247,866          183,404             120,910
Silver grade (ounces per ton)                    23.81            24.75               24.17            23.95               22.04
Silver ounces produced                       3,879,100        5,210,843           5,806,468        4,253,315           2,577,895
Net cash cost per ounce (2)                $      4.75      $      4.36         $      4.43      $      4.50         $      6.12

BALANCE SHEET DATA:
Cash and cash investments                  $       291      $       628         $     1,412      $    15,985         $    16,317
Working capital                                  2,824              839               9,716           26,969              25,559
Total assets                                    22,592           37,020              39,897          101,601             105,486
Long-term debt and capital
  lease obligations                              1,530           38,238              42,597           42,265              25,780
Redeemable common stock                             --               --                  --               --                  --
Stockholders' equity (deficit)                 (36,278)         (18,720)            (17,466)          44,496              63,598
Book value per common share                      (0.75)           (0.48)              (0.54)            1.39                2.00
Common shares outstanding                       48,685           38,672              32,426           31,904              31,873

----------

(1) Amounts not presented due to lack of comparability because of reorganization and adoption of fresh start accounting as of January 31, 2001.

(2) Net cash cost per ounce includes all expenditures (other than exploration costs and capital expenditures) related to the operation of the Sunshine Mine and Refinery Complex, less any by-product revenues. Such costs include non-capital development costs, production and maintenance costs, ad valorem taxes, insurance, and post-employment benefit costs incurred on site.

(3) During 2000 and 1998, the Company recorded a $7.2 million and $50.4 million impairment, respectively, of charges to write down the value of the Company's investment in the Sunshine Mine.

(4) During 1996, the Company recorded a gain applicable to common shares of $40 million due to the retirement of all of the Company's outstanding Preferred Stock.

(5) The Sunshine Mine, the only source for operating revenues for the period presented, was placed on care and maintenance status in February 2001. With the mine closed, the Company will not have operating revenues. Historical financial data presented above will not be indicative of the Company's future financial conditions or results of operations while the mine is closed.


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


         Certain matters discussed below are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. See "Forward-Looking Statements." Such statements address future plans, objectives, expectations and events or conditions concerning various matters such as mining exploration, capital expenditures, earnings, litigation, liquidity and capital resources and accounting matters. Actual results in each case could differ materially from those currently anticipated in such statements, by reason of factors including actual results of exploration, silver prices, imprecisions of reserve estimates, future economic conditions, regulations, competition and other circumstances affecting anticipated revenue and costs. Any forward-looking statement speaks only as of the date on which such statement is made. Readers are cautioned not to place undue reliance on these forward-looking statements. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.


LIQUIDITY AND CAPITAL RESOURCES


         From 1988 through 2000, a period of 13 years, the price of silver, the Company's principal product, averaged approximately $5.00 per ounce. In contrast, for the ten-year period prior to 1988, the price of silver averaged approximately $9.50 per ounce. While the company significantly improved its production (from 2.6 million ounces of silver in 1996 to more than 5 million ounces in each of 1998 and 1999) and unit costs (reduced from $6.12 per ounce of silver in 1996 to $4.36 in 1998) from the Sunshine Mine in recent years, the continuing low price of silver resulted in ongoing operating losses. In addition, the Company invested relatively heavily in new projects, particularly Pirquitas. Management believed that establishing new, low-cost production from Pirquitas and/or other properties would be key to establishing profitability in the low price of silver environment in which it found itself. The Company has no material commitments for capital expenditures at present.



         The Company was able to fund its operating losses and investments with a variety of financings over this extended period, until it was unable to refinance the Eurobond indebtedness of $26.5 million which matured in March of 2000. The inability to repay this debt as it matured triggered cross-defaults in the Company's other indebtedness. The Company and its principal creditors discussed various means of restructuring the Company's indebtedness outside of bankruptcy, but ultimately determined that the best route to restructure the indebtedness would be through Chapter 11. As a result, the Company and three of its principal subsidiaries filed for protection under Chapter 11 on August 23, 2000. The Elliott Group and the Stonehill Group, whose affiliates were the Company's principal creditors, were co-proponents with the Company of the Plan of Reorganization which was filed contemporaneously with the bankruptcy filing. At the effective date of the Plan of Reorganization, the Stonehill Group and the Elliott Group became the Company's principal owners, owning approximately 90% of the Company's common stock.



         The proposals considered by the Company and its principal creditors included the Elliott Group providing the Company with an equity line of credit to fund its operations, while restructuring the Eurobonds to defer their maturity until at least May 1, 2001, and to provide for the payment of interest on the Eurobonds using Common Stock. This proposal was not feasible due to the subsequent significant decline in the Company's Common Stock price. Subsequently, the Company, the Elliott Group and the Stonehill Group negotiated a comprehensive restructuring of the Eurobonds and the 10% Notes into equity positions similar to those achieved in the Plan. This alternative would have required stockholder approval. Due to the expense and time involved in soliciting stockholder approval, and the uncertainty of actually attaining approval, it was determined that the Plan was the best alternative to restructure the Company's debt and to provide operating financing.


         Highwood Partners, L.P. and Stonehill Capital Management, LLC, affiliates of the Elliott Group and the Stonehill Group, provided the Debtor-in-Possession (DIP) financing which was used by the Company and its affiliates as its principal source of funding during the bankruptcy proceeding. Upon the Effectiveness of the Plan, on February 5, 2001, approximately $2.7 million was borrowed under the DIP facility. The Stonehill and Elliott affiliates also provided the Credit Facility, which repaid advances under the DIP facility and funded the Company until the third quarter of 2001. The Credit Facility bore interest at a fixed rate of 15% per annum in the maximum principal amount of $5,000,000. The facility was secured by substantially all of the assets of Sunshine and its subsidiaries, including the Pirquitas Mine. The proceeds of all advances under such facility were to be utilized solely (a) to provide funds necessary to the conduct of the business of Sunshine and its subsidiaries in the ordinary course in accordance with an approved budget, (b) to reimburse fees and disbursements paid by lenders and their professionals in accordance with the budget, and (c) as otherwise contemplated or permitted by the budget. As of June 30, 2001, the Company had borrowed the full $5 million available under the Credit Facility. In July, 2001, an additional $420 thousand was advanced by the lenders in the form of Demand Notes. The Company and the lenders have entered into the Second Amended and Restated Credit Agreement (the "Amended Credit Facility") to supply the Company with sufficient financing to maintain the Pirquitas property, complete the closing and securing of the Sunshine Mine pending a substantial recovery in silver prices, and fund necessary corporate overhead for a period of time.

         The Amended Credit Facility will refinance the entire $5.42 million of advances made to date and commit to advance another $1.08 million for a total commitment of $6.5 million, subject to a $325 thousand commitment fee. At the option of the lenders, an additional $1.5 million of advances may be available, which if exercised would bring the total borrowing to $8 million. Based on current projections, we estimate that if the full amount of the facility is made available, it would fund the Company's cash requirements until the third quarter of 2002.

         The principal amount of the advances are to be repaid on the earlier of December 31, 2002 or the occurrence of an event of default that shall be continuing as defined in the Amended Credit Facility. Interest will continue to accrue at 15% per annum.

         In consideration for the increase in the commitment, the extension of the maturity date of the Credit Facility and the forbearance of affiliates of the lenders from exercising either penalty and repurchase provisions of the Registration Rights Agreement or the Call Option, the lenders were granted a "Participation." The Participation provides that the lenders will be entitled to the first $10 million of proceeds (above the amount of principal and interest due) from any proceeds received by the Company on the sale of certain assets, upon the issuance of any debt or equity securities, or the receipt of any judgment or award. The Company can, within 90 days of the date of the Amended Credit Facility (September 7, 2001), refinance these loans, if more favorable terms can be found, without paying the Participation.

         The Company's strategy is to hold Pirquitas with the lowest level of possible expenditures, pending an improvement in silver prices. The Company is presently negotiating the sale of certain assets, including the silver refinery at the Sunshine Mine, and its Juanicipio property in Mexico, proceeds of which will be used to cover the Company's ongoing costs. The Company's principal costs going forward are expected to be general and administrative costs, including the costs of maintaining a public company, legal and other expenses associated with a lawsuit against the Company's former auditor, costs of maintaining security at Pirquitas, and the costs of compliance with various Argentine fiscal and mining laws.


         The material covenants of the Exit Financing Facility and the Amended Credit Facility preclude the Company from incurring any additional debt, liens or similar obligations, issuing any additional securities, making investments in any other company, incurring any judgment or environmental action in an amount greater than $50,000 or the sale of any substantial asset.


         In January 1999, the Company completed a private placement of 5% Convertible Notes due January 28, 2001 totaling $6 million. The per-share conversion price was based on the average of the lowest median trading price for five of the twenty consecutive trading days before conversion.

         The 5% Convertible Notes, the Debtor-in-Possession financing, and its replacement Exit Financing Facility for $5 million as discussed above, are the material financings undertaken by the Company in the last three years.

         On February 2, 2001, Sunshine received Notice that the smelter to which the Sunshine Mine shipped concentrates was closing and would no longer accept deliveries. Management sought alternatives for the production from the Sunshine Mine but was not successful in securing an economically viable alternate arrangement. As a result, Sunshine notified employees that a mass lay-off of the majority of the Sunshine Mine employees would occur on February 16, 2001.

         Since the closure of the Sunshine Mine on February 16, the Company has no sources of revenues. In addition, we have been incurring significant costs associated with the closure of the mine, including funding severance benefits and accrued vacation liability and costs associated with preparing the mine for an extended period of care and maintenance. Offsetting a portion of these costs has been proceeds from the liquidation of equipment at the property, including the entire fleet of diesel equipment. The decision to liquidate the equipment was based on, among other things, the expectation that during an extended shutdown period, the equipment would deteriorate significantly.

         It is expected that the reopening of the mine would require a substantial improvement in silver prices. However, due to lack of available funds, the Company significantly cut back exploration and development since the end of 1999, including stopping the so-called ConSil ramp project. Therefore, access to economically recoverable reserves will be limited upon any reopening of the mine, and, before commercial operations can be restarted, a substantial exploration and development effort will be required. In addition, substantial equipment additions will be required to replace the equipment being sold, and to replace equipment removed since the decision to secure the mine was made.

         Registration Rights Agreement. Under the Plan of Reorganization, Sunshine entered into a Registration Rights Agreement with members of the Stonehill Group and the Elliott Group under which the shares of new common stock issued to them are to be registered under federal securities laws. Such agreement requires the filing and effectiveness of a Registration Statement within specified periods of time and other matters. In the event that certain of the commitments under such agreement are not satisfied, each of the holders has a right to provide Sunshine with written notice thereof (a "Put Notice") which would require Sunshine to pay penalties to each such holder (in cash or shares of common stock at the option of the holder), and/or in certain instances, to repurchase the securities from the holder for a "Mandatory Repurchase Price" equal to 115% of the Market Price on the date the holder acquires the right to require Sunshine to repurchase such shares. The Company does not have adequate liquidity to satisfy such a put obligation.

         The Registration Statement while filed has not yet been declared effective within the time frame required by the Registration Rights Agreement. The Company has not recorded any expense relative to penalties mandated by the Registration Rights Agreement, nor made any provision in its financials reflecting the potential requirement to repurchase the common stock of the Elliott Group and the Stonehill Group. The Elliott Group and the Stonehill Group have agreed to a forbearance of enforcing or exercising the penalties and the repurchase requirement as part of a refinancing of the Credit Facility.

         Argentina Transaction; Call Option Agreement. Under the terms of the Plan and the Confirmation Order on the Effective Date, the capital stock of Argentina was cancelled and Argentina issued the "New Argentina Stock." Sunshine caused the incorporation and organization of Sunshine International Mining, Inc., a Delaware corporation ("International"), all of the issued and outstanding stock of which is owned by Sunshine. Sunshine contributed to the capital of International all of the New Argentina Stock such that Argentina became a wholly-owned subsidiary of International which in turn is a wholly-owned subsidiary of Sunshine. Simultaneously Sunshine, International and Argentina entered into a Call Option Agreement dated February 5, 2001, with the Elliott Group and the Stonehill Group, pursuant to which International granted
(i) a contingent call option to each holder within the Elliott Group and the Stonehill Group to purchase, collectively, up to 100% of the shares of New Argentina Stock for $1 million and (ii) a first priority perfected security interest in the New Argentina Stock. Such call option(s) was granted to purchase a maximum number of shares of New Argentina Stock at a specified purchase price which option is to be reduced proportionately in the event the Elliott Group holders and/or the Stonehill Group holders sell more than 50% of their shares of New Common Stock of Sunshine received. For example, if the Elliott Group holders were to sell 55% of their shares of Sunshine Common Stock initially received, then the maximum number of New Argentina Stock that the Elliott Group holders could purchase in the aggregate upon exercise of their Call Options would be reduced by a percentage equal to (55% - 50%) x 2, or 10%. The term of each Call Option expires at the time of exercise in full of such Call Option, or if the market capitalization of Sunshine shall exceed $150,000,000 for at least 60 consecutive days or on the tenth anniversary of the Effective Date of the Plan. The Call Option becomes exercisable upon the occurrence of any one or more of nine separate events, including (i) the de-listing of the Sunshine New Common Stock from an "Approved Market," (ii) suspension of the Sunshine New Common Stock from trading on an Approved Market for at least seven consecutive calendar days, (iii) reduction in the overall market capitalization of Sunshine to less than $15,000,000 for at least fifteen consecutive calendar days, (iv) a bankruptcy proceeding occurring with respect to Sunshine or one of its subsidiaries, (v) Sunshine fails to comply with its obligations in the Call Option Agreement, and (vi) other events, including any default under the Credit Facility. The Call Option, once exercisable, may be exercised at any time by any of the holders thereof. The effect of the Call Option(s) is to potentially allow the Elliott Group holders and the Stonehill Group holders (and certain of their successors and assigns) to acquire Sunshine Argentina which in turn owns the Pirquitas Mine and other assets. Should such an event occur, Sunshine's investment in the property, carried on the balance sheet at $24,750,000, would no longer be an asset of Sunshine, nor would the assigned proven and probable reserves totaling 129.6 million ounces of silver, along with 59,000 tons of tin and 273,000 tons of zinc. The New Argentina Stock has been pledged under the Call Option Agreement under a separate Pledge Agreement to the Elliott Group holders and the Stonehill Group holders and delivered to Wells Fargo Bank Minnesota, N.A. as administrative and pledge agent. If the lenders exercise the repurchase option or fail to extend additional credit, it is likely that the Call Option would be exercisable.


         In addition, the Company's market capitalization in recent weeks has been only slightly in excess of or below $15 million, the level that could trigger exercise of the Call Option. The Elliott Group and the Stonehill Group have agreed to a forbearance of exercising the Call Option as part of a refinancing of the Credit Facility.

         The opinion of the Company's independent certified public accountants covering the 2000 year expressed substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.



EVALUATION OF RECOVERABILITY OF INVESTMENT IN SUNSHINE MINE


         Whenever circumstances or events indicate, the Company evaluates its mining properties for impairment, based on undiscounted expected future cash flows only from proven and probable reserves. Such estimates are based on assumptions as to future silver prices, mining costs and proven and probable reserves which management believes are reasonable, based on reasonable and supportable assumptions, considering all available objectively verifiable evidence. If the sum of such cash flows is less than the carrying amount of the asset, the Company would record an impairment loss measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

         During the third quarter of 1998, drilling in the West Chance vein indicated that the size of the vein might be smaller than what was previously expected. Based on that information, along with low by-product prices and a decline in silver prices, the Company estimated that future cash flows from the Sunshine Mine would not be sufficient to recover the $59.4 million carrying amounts of the mine. The fair value of the mine as determined by the discounted cash flow method was approximately $9 million and an impairment charge of $50.4 million was taken at the end of the third quarter. The following major assumptions were used to estimate future cash flows from the mine:

     1.  Per ounce price for silver- $5.50.

     2.  Annual production- 4.1 million ounces of silver.

     3.  Total cash costs per ounce of silver produced- $5.49.


         A further similar review during the fourth quarter of 2000, in light of the shutdown of the mine, determined that the fair value of the equipment and real property at the mine was approximately $1.4 million and an impairment charge of $7.2 million was taken.

         Discussion of potential future increases in the price of silver and the presence of additional mineralized material and resources are forward-looking statements regarding matters over which the Company has no control. Actual future silver prices and the results of current exploration may differ from anticipated values.

OPERATING, INVESTING AND FINANCING ACTIVITIES


Six Months Ended June 30, 2001 and 2000

         Cash used in operating activities in the first half of 2001 was $4.4 million compared to $2.2 million in the first half of 2000.

         In the first half of 2001, sale of property, plant and equipment provided $1.1 million of cash. Investing activities in the first half of 2000 included $3.8 million proceeds from sale of investment silver bullion and $1.1 million of net additions to property, plant and equipment including $462 thousand for the development of Pirquitas.

         Cash provided by financing activities in 2001 primarily consists of $3.3 million proceeds from borrowings under the DIP and Credit Facility.

Years Ended December 31, 2000, 1999 and 1998


         Cash used in operating activities for the year ended 2000 was $4.9 million compared to $5.8 million in 1999. The $900 thousand improvement was primarily due to changes in working capital items partially offset by a $2.6 million increase in cash operating loss. The cash operating loss increased primarily due to a $4.1 million decrease in cash operating income at the Sunshine Mine and $2.0 million in reorganization costs, partially offset by a $2.4 million decrease in cash interest expense and a $1.3 million decrease in general and administrative expense.

         Cash provided by investing activities during 2000 included proceeds of $3.9 million from the sale of investment silver bullion and $0.9 million from the sale of the La Joya Mine in Argentina. Cash used by investing activities was $1.6 million for additions to property, plant and equipment primarily consisting of $1.0 million for the development of Pirquitas and $354 thousand in capital expenditures at the Sunshine Mine. Cash used by investing activities in 1999 was $0.8 million, including $4.2 million of additions to property, plant and equipment ($2.6 million for the development of Pirquitas, $1.4 million in capital expenditures at the Sunshine Mine and $200 thousand on other properties). These were offset by $1.9 million in proceeds from the sale of certain investments and $1.5 million from the sale of 300 thousand ounces of investment silver bullion. $5.8 million cash was used by investing activities during 1998, including $8.3 million for the development of the Pirquitas Mine in Argentina and $1.8 million at the Sunshine Mine, partially offset by $4.5 million of cash proceeds from the sale of certain investments, the sale of 300 thousand ounces of investment silver bullion, and proceeds from settlement of certain litigation.

         Cash provided by financing activities in 2000 consisted of $1.5 million of borrowings under the DIP Facility less a $150 thousand commitment fee. $5.8 million in cash was provided through the issuance of the 5% Notes in 1999. Cash provided by financing activities in 1998 includes $785 thousand from the exercise of stock options and warrants.


RESULTS OF OPERATIONS - QUARTER AND SIX MONTHS ENDED JUNE 30, 2001

         On December 5, 2000, the Company's Plan was confirmed by the United States Bankruptcy Court and the Company emerged from bankruptcy on February 5, 2001. As a result of the reorganization and the recording of the restructuring transaction and implementation of fresh start reporting, the Company's results of operations after February 5, 2001, are not comparable to results reported in prior periods.

THE SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO THE SIX MONTHS ENDED JUNE 30,
2000

Consolidated Results of Operations:



                                                     Six Months Ended  Six Months Ended
(In thousands)                                         June 30, 2001     June 30, 2000
--------------                                       ----------------  ----------------
Operating revenues                                       $  2,919         $ 13,773
Costs and expenses:
   Cost of revenues                                        (2,498)         (12,704)
   Depreciation, depletion and amortization                   (11)            (635)
   Property closing and holding costs                      (2,210)              --
   Exploration                                                 --             (827)
   Selling, general and administrative expense             (1,601)          (2,174)
   Net curtailment gain on employee benefit plans              44               --
                                                         --------         --------
                                                           (6,276)         (16,340)
                                                         --------         --------
Other income (expense)
   Interest income                                              6               46
   Interest and debt expense:
      Contractual interest and debt expense                  (761)          (3,915)
      Reduction attributable to bankruptcy                    316               --
                                                         --------         --------
                                                             (445)          (3,915)
   Mark to market loss                                         --
                                                                              (164)
   Other, net                                                 340             (213)
                                                         --------         --------
                                                              (99)          (4,246)
                                                         --------         --------
Loss before reorganization items                           (3,456)          (6,813)
Reorganization items:
   Adjust accounts to fair value                            8,239               --
   Professional fees                                         (785)              --
   Interest earned while in Chapter 11                          2               --
                                                         --------         --------
Net income (loss) before extraordinary item              $  4,000         $ (6,813)
                                                         ========         ========



         Consolidated operating revenues decreased approximately $10.9 million for the first half of 2001 compared to the first half of 2000. The decrease in operating revenues primarily resulted from the closure of the Sunshine Mine on February 16, 2001.

         Cost of revenues decreased $10.2 million primarily due to the closure of the Sunshine Mine on February 16, 2001.

         Property closing and holding costs in the first half consisted of approximately $1.7 million of costs incurred to place the Sunshine Mine on care and maintenance status. The remaining holding costs of approximately $500 thousand were primarily costs to hold the Pirquitas Mine.

         General and administrative costs decreased $573 thousand due primarily to reductions in staff, partially offset by $212 thousand for legal and other expenses associated with the Company's lawsuit against Ernst & Young LLP.

         In the 2001 period, the Company recognized a curtailment gain of $410 thousand for post retirement benefits other than pensions, partially offset by a curtailment loss of $366 thousand for pensions.

         Interest and debt expense decreased $3.5 million primarily due to the cancellation of debt pursuant to the Plan.

         Mark-to-market loss on silver held for investment amounted to $164 thousand in the 2000 period. No silver was held for investment during the 2001 period.

         In the 2001 period, other income of $340 thousand was primarily due to gains from the sale of certain equipment. Other, net for the 2000 quarter included fees and expenses related to attempted financing transactions and asset sales.

RESULTS OF OPERATIONS - 2000 COMPARED TO 1999

         Consolidated operating revenues decreased approximately $9.2 million (28.6%) for the year ended 2000 compared to the year ended 1999, while mark-to-market losses on investment bullion totaled $167 thousand in 2000 compared to a $359 thousand gain in 1999. The decrease in operating revenues primarily resulted from a decrease in the average price received per ounce of silver sold and a decrease in ounces sold (4.2 million ounces of silver at an average of $4.93 per ounce in the 2000 period compared to 5.5 million ounces at an average of $5.23 per ounce in the 1999 period), a $734 thousand decrease in by-product revenue and a $213 thousand decrease in recognized premium income on the sale of covered calls on silver bullion held as an investment. Silver production totaled 3,879,100 ounces produced from 169,036 tons at 23.81 ounces per ton in 2000 versus 5,210,843 ounces from 217,601 tons at 24.75 ounces per ton in 1999. The decrease in production was primarily due to fewer productive stopes being available as mining proceeds to the outskirts of the West Chance area. By-product revenue decreased primarily because of decreased production of lead and copper.

         Cost of revenues decreased $5.1 million (18.4%) from $27.7 million in 1999 to $22.6 million in 2000, primarily due to lower smelter, mining, and metallurgical costs as a result of the lower production and sales, and also, due to reduction in tons and ounces of silver produced during the 2000 period. Net operating cash production costs increased $0.39 to $4.75 per ounce of silver. This increase was primarily due to fixed costs being spread over fewer ounces of silver produced.

         The 2000 period includes a $7.2 million charge as an impairment writedown of the Sunshine Mine. See "Liquidity and Capital Resources - Evaluation of Recoverability of Investment in Sunshine Mine."

         Exploration expense increased $358 thousand in 2000 compared to 1999 primarily due to expenditures on certain Argentina properties and Juanicipio in Mexico.

         Interest income decreased $113 thousand due to lower average invested cash balances.

         Selling, general and administrative expense declined $1.3 million due to a variety of cost reductions.

         Interest and debt expense decreased $2.9 million primarily due to the amortization in 1999 of 100% of the discount feature associated with the 5% Convertible Notes issued in January 1999, the amortization of debt discount and issuance costs for the Eurobonds for the full year in 1999 as compared to one quarter in 2000, the cessation of interest accruals as discussed in Note 8 of the Consolidated Financial Statements and lower outstanding balances on the Company's debt. These were partially offset by $1.4 million of additional interest on the 10% Notes.

         Other, net of $193 thousand for the 2000 period includes the gain from the sale of the La Joya Mine in Argentina, partially offset by the write down of certain receivables from, and investments in, other mining companies. Other, net of $297 thousand in 1999 was primarily due to $1.0 million from gains on certain investments sold and $475 thousand from the recognition of actuarial gains on pension plans not previously recognized, partially offset by fees and expenses related to attempting certain debt offerings. The gains on investments were for the sale of mining properties and equipment and the receipt of a payment on notes receivable that had previously been written off.

         Reorganization items - professional fees are primarily the costs of legal counsel and other professionals in the preparation and solicitation of approval of the Company's Chapter 11 Plan of Reorganization and the associated financing documents. These fees include pre-petition fees of counsel for the Cosponsoring Bondholders.

1999 COMPARED TO 1998

         The Company's net loss decreased $54.0 million in 1999 to $10.8 million compared to $64.8 million in 1998. The improvement is primarily due to the $50.4 million impairment writedown of the Sunshine Mine in 1998.

         Consolidated operating revenues decreased approximately $2.3 million (6.7%) for 1999 compared to 1998, while mark-to-market gains on investment bullion totaled $359 thousand in 1999 compared to a $2.6 million writedown in 1998. The decrease in operating revenues primarily resulted from a $0.24 decrease in the average price received per ounce of silver sold (5.5 million ounces of silver at an average of $5.23 per ounce in 1999 compared to 5.5 million ounces at an average of $5.47 per ounce in 1998), and a $742 thousand decrease in by-product revenue. By-product revenue decreased primarily because of a 4.5 million-pound reduction in lead sales, partially offset by a 125 thousand-pound increase in copper sold. The reduction in lead sales is due to the fact that mining is now being conducted in areas of the West Chance that contain less lead.

         Depreciation, depletion and amortization decreased by approximately $3.6 million as a result of the writedown of the Sunshine Mine in the third quarter of 1998.

         Exploration expense decreased $2.5 million in 1999 compared to 1998 primarily due to a reduction of expenditures for the Sunshine Mine and other projects in Argentina and the U.S.

         Selling, general and administrative costs decreased $216 thousand (4.3%) due to a variety of cost reductions.

         Interest income decreased $370 thousand due to lower average invested cash balances.

         Interest and debt expense increased $1.2 million primarily due to the amortization of the beneficial conversion feature associated with the 5% Notes issued in January 1999, and higher amortization of debt discount for the outstanding EuroBonds.

         In 1999, income of $297 thousand in other net was primarily due to $1.5 million from gains on certain investments sold and recognition of actuarial gains on pension plans not previously recognized, partially offset by fees and expenses related to attempting certain debt offerings. The gains on investments were for the sale of mining properties and equipment and the receipt of a payment on notes receivable that had previously been written off. Other net of $2.7 million in 1998 represented a $1.1 million net gain for proceeds received from settlement of certain litigation and a reduction of the valuation reserves previously recorded against certain investments.

              QUALITATIVE AND QUANTITATIVE MARKET RISK DISCLOSURES

COMMODITY PRICE RISK

         Substantially all of the Company's revenues are from sales of silver. Volatility in the price of silver causes substantial fluctuations in the Company's revenues and financial condition. There are many factors which influence the volatility of silver prices. Changes in supply and demand, worldwide economic and political conditions, expectations as to inflation and speculative activity in the market all cause fluctuations in silver prices. As previously discussed, the price of silver in recent years has been depressed, averaging approximately $5.00 per ounce for the 13-year period ended in 2000. Over the prior ten year period the silver price averaged approximately $9.50 per ounce.

         During 1999 and 1998, the Company from time to time sold covered calls against its silver bullion inventory. Total premiums earned for the sale of covered calls aggregated $246,500 and $316,250 in 1999 and 1998, respectively. At December 31, 1999, the Company had covered call options outstanding for 300,000 ounces of silver with strike prices ranging from $5.25 to $5.35 and expiration dates of January 27, 2000 (100,000 ounces), February 25, 2000 (100,000 ounces) and March 28, 2000 (100,000 ounces). The fair value of the sold calls at December 31, 1999 approximates the premiums received when they were sold. No covered call options were sold during 2000. The Company's policy is not to sell any uncovered calls. (See Note 3 of Notes to Consolidated Financial Statements for information related to accounting policies for covered calls.)

FOREIGN CURRENCY RISK

         At December 31, 2000, no debt of the Company was denominated in a foreign currency nor was the Company a party to any firm purchase commitments denominated in a foreign currency.

                                   THE COMPANY

BUSINESS AND PROPERTIES

         Sunshine was originally incorporated in 1918 and is currently incorporated under the laws of the state of Delaware. The Company maintains its principal executive offices at 5956 Sherry Lane, Suite 1621, Dallas, Texas 75225.

         Sunshine has primarily engaged in mining silver. In 1992 and again in 2000, Sunshine instituted a bankruptcy proceeding to restructure its debt. The latest proceeding resulted in a confirmed Plan effective February 5, 2001, under which the holders of the Eurobonds and 10% Notes became the primary equity owners of Sunshine and the old common stock was cancelled. See "THE PLAN OF REORGANIZATION" for a more detailed discussion of the Proceeding and the Plan.


         The Company owns the Sunshine Mine located in the Coeur d'Alene Mining District near Kellogg, Idaho, and the Pirquitas Mine in the Jujuy Province of northwest Argentina. The Sunshine Mine produced 5.2 million and 3.9 million ounces in silver in 1999 and 2000, respectively. The primary smelter customer announced on February 2, 2001 that it was closing and would no longer accept deliveries. As a result, Sunshine notified employees at the Sunshine Mine of a mass lay-off February 16, 2001, and placed the Sunshine Mine on a "care and maintenance" status. Later the decision was made not to maintain the facility due to the cost involved. Underground mining equipment has been sold, and other equipment, such as transformers and substations have been dismantled and removed from the property for safe disposal. It is currently anticipated that the mine would only be reopened after a substantial increase in silver prices. The time necessary to re-start operations will be lengthened by the need to replace the electrical infrastructure and repair any damage to the main hoists, shafts and underground haulageways. This work will be needed prior to embarking on a program of exploration and development to establish and develop new mineral reserves.


         The Sunshine Mine began operations in 1884 and has produced in excess of 350 million ounces of silver since that time. The mine is located in northern Idaho (see Map 1) approximately five miles south of Interstate Highway 90 near the town of Wallace, Idaho. The property consists of 202 patented and 153 unpatented mining claims totaling 5,075 acres, together with 335 acres of fee land. The introduction of new mining technologies (such as mechanized, trackless mining) and more aggressive exploration substantially increased production in recent years, achieving full production in the fourth quarter of 1997 for the first time since 1990. This has reduced unit costs as fixed costs have been spread over a larger production figure. Recent production and unit cost history of the mine is as follows:

                            SUNSHINE MINE PRODUCTION

                                      2000            1999            1998            1997            1996
Ounces production (millions)             3.9             5.2             5.8             4.3             2.6
Net cash cost per ounce             $   4.75        $   4.36        $   4.43        $   4.50        $   6.12


         Placing the Sunshine Mine on a care and maintenance basis on February 16, 2001, has required the Company to reclassify its mineral inventory. The Sunshine Mine currently has no reserves. Material which had previously been classified as proven or probable reserve is now considered as "mineralized material." Sunshine's share of mineralized material at the Sunshine Mine as of December 31, 2000 was estimated to be 1.23 million tons of material with an average grade of 23.65 ounces of silver per ton. Metallurgical recoveries at the Sunshine Mine typically approximate 97% of the contained silver. During its production history, exploration and development activities have maintained reserves by finding new ore to replace that which was produced each year. Management believes that if production is restarted, this will continue, as studies have delineated several areas of favorable geologic conditions that may host significant deposits. These areas are contiguous to delineated mineralization, and the ore-bearing structures product into favorable lithologic units.



         The Company's principal asset is now the Pirquitas Mine, which is in the development stage. The Pirquitas Mine is located in Jujuy Province of northwestern Argentina (See Map 2). Access is from the provincial capital which has regular air service. To reach the project you must cross approximately 130 miles of paved road and 90 miles of improved secondary road. There is also an airstrip at the site capable of receiving small aircraft (up to ten passengers). The Company acquired Pirquitas in November 1995. The mine had previously operated from 1932 to 1990 by Sociedad Minera Pirquitas Picchetti y Compania. Operations were shut down in 1990 and the mine allowed to flood.


         The Company owns mining rights on 5,850 acres and has applied for an additional 2,600 acres bordering its existing rights. The Company also owns 16,600 acres of surface land. The surface lands and mining rights cover all known mineral reserves and anticipated surface facilities.

         Upon acquisition of Pirquitas, the Company immediately began an active exploration and metallurgical testwork program. The Company commissioned a bankable feasibility study of the property in early 1998 (completed in April
1999)
which estimated that the property contained metal in proven and probable in-ground reserves (before metallurgical losses) totaling 129 million ounces of silver, 116 million pounds of tin and 546 million pounds of zinc. The Company expects future development and exploration work at the site will expand these reserves. The mine is planned as an open-pit operation to produce annually 11 million ounces of silver, 3,200 tonnes (metric tons) of tin, and 16,300 tonnes of zinc.

[MAP OF PIRQUITAS MINE JUJUY PROVINCE, ARGENTINA]

                                  [LOCATION MAP OF SUNSHINE MINE KELLOGG, IDAHO]


         As more than 80% of the Company's operating revenues have been derived from the sale of silver, the Company's earnings were directly related to the price of silver, which has been depressed since 1985. As a result, the Company has reported operating losses and negative cash flow from operations since that time. The Company's strategy was to add sufficient low cost silver production to be profitable at prices for silver which have prevailed in recent years, while also positioning the Company to benefit from an expected improvement in silver prices. Should the Company not succeed in adding such low cost production and there is no substantial improvement in the silver price, the Company will continue to report operating losses and negative cash flow.


SILVER SUPPLY, DEMAND AND PRICES


         According to studies published by the Silver Institute in its World Silver Survey (prepared by Gold Fields Mineral Services Ltd.) and by CPM Group (precious metal industry consultants), since 1990, demand for silver has significantly exceeded silver production. The gap between new supply and demand has been bridged by the availability of a large surplus of silver inventories has kept silver prices at depressed levels. According to these same studies, silver inventories worldwide have been greatly diminished, and physical availability of silver should continue to tighten as available inventories are consumed.


ARGENTINA OPERATIONS

         The Company commenced operations in Argentina in 1994 and acquired the Pirquitas Mine in November 1995. Pirquitas is located in the Puna de Atacama of northwestern Argentina in the province of Jujuy at an elevation of over 14,000 feet. The nearest major city is the provincial capital, San Salvador de Jujuy, which is about 220 miles southeast of Pirquitas. The Chilean and Bolivian borders lie about 31 miles west and 3 miles to the north, respectively.

         The Pirquitas Mine had previously operated from 1932 to 1990 by Sociedad Minera Pirquitas Picchetti y Compania. Initial mining was by alluvial methods for tin. By the late 1930's, silver and tin veins were discovered upstream and underground mining was begun. During the course of its operating history, Pirquitas produced over 40 million ounces of silver making it Argentina's most important silver mine. Operations were shut down in 1990 and the mine allowed to flood.

         Title to the mining concessions and surface lands is owned 100% by Sunshine Argentina, Inc. The surface lands and mining rights cover all known mineral reserves and anticipated surface facilities. There are no underlying agreements or third-party interests in the project other than the call option mentioned elsewhere in this Prospectus. Under Argentina law, Sunshine Argentina, Inc. is required to pay a production royalty to Jujuy Province equivalent to 3% of the "mine-mouth" value. "Mine-mouth" value is calculated as the net revenues less all costs related to processing, transportation, commercialization and other non-mining expenses.

         The Company believes that recent political and economic changes in Argentina, designed to incentivize foreign investment, particularly in the mining industry, have made the country an extremely attractive target for mining investment. The country has privatized many state-owned enterprises, and has implemented reforms to many previously state-controlled activities, including mineral exploration and development. A program of fiscal stability has brought down inflation. Guarantees to foreign investors include parity of treatment with Argentine nationals, a freely-exchangeable currency, tax-stabilization programs and complete freedom to repatriate profits.

         The Company's most advanced project in Argentina is Pirquitas. The Company has completed an extensive drill program with over 50,000 meters of diamond core and reverse circulation hold completed. Drill sections were established at 25-meter intervals along strike, with numerous angle holes being drilled into the ore body along each section line. Down dip, drill spacing averaged approximately 25-30 meters in the area of proven and probable reserves.

         Proven plus probable reserves at Pirquitas are summarized as follows:

                                     Silver Grade    Tin Grade   Zinc Grade
                       Tonnes            (gpt)          (%)         (%)
                    ----------       ------------    ---------   ----------
Mine(1)             30,350,500            128           0.17        0.81

Jig Tailings(2)        593,000            234           0.37        0.13

Total               30,943,500            130           0.17        0.80

----------

(1) Mine Reserves are considered "mineable" or "recoverable" and include allowances for mining extraction and dilution. Average metallurgical recoveries are estimated at 78% for silver, 56% for tin and 60% for zinc, but have not been included in the above figures.

(2) Jig tailings reserves are considered "mineable" or "recoverable." As this material has already been mined (and diluted), no additional allowances for mining dilution were applied. Average metallurgical recoveries are estimated at 55% for silver, 41% for tin and 0% for zinc, but have not been included in the above figures.

         The mine reserves estimate was based on a three-dimensional resource block model that incorporated all drill hole, channel sampling and assaying information. Digital models of the surface topography and underground workings were also included in the database. The area modeled was divided into blocks measuring 5m by 5 m by 6 m high. Geologic domain boundaries were then constructed around the high grade, medium grade and low grade zones, and each zone was then modeled separately suing inverse distance algorithms. Estimation parameters, such as capping limits and search distances were developed by performing statistical analyses of the data. The tonnes and grade for each domain contained within a block was combined to arrive at a total tonnes and grade for that block. Previously mined areas were removed from the block model.


         Once the resource block model was completed, a floating cone analysis was performed on the mineralized blocks in order to arrive at the optimum economic open pit design and mineable reserve. Mining extraction and dilution, 95% and 5%, respectively, were first applied to each block. Estimated costs for waste and ore mining, processing, indirects, overhead, on-going capital and concentrate transport and smelting were incorporated into the floating cone analysis, as were metallurgical recoveries, metal prices and smelter payment terms. Allowable pit slopes were also included. Metal prices used for the floating cone analysis were $5.50 per ounce for silver, $5,600 per tonne for tin and $1,036 per tonne for zinc. Because there were three commodities that contributed to a blocks' value, a simple grade cutoff could not be employed. Instead, the block's net smelter return value was first computed and compared to the cost assumptions to determine whether or not the block was economic. Only those blocks that were economic were then allowed to determine the final outline of the pit. This resulted in most blocks exceeding 30 gpt silver being considered ore.


         The Pirquitas Mine was previously mined by underground methods. Current plans call for mining by conventional open pit techniques. Overall stripping ratio will be approximately 2.4 tonnes of waste to each tonne of ore.


         Pre-production capital costs for the Pirquitas Mine were estimated at $132,950,000. This includes a specific contingency allowance of $7,380,000. Additionally, on-going capital requirements are estimated to total $14,957,000, and start-up working capital requirement are projected to be $5,763,000. All capital cost figures are in fourth quarter 1998 U.S. dollars.


         Pirquitas ore will be processed by first crushing and jigging to produce a pre-concentrate. This will be followed by grinding and flotation to produce a silver concentrate and a zinc concentrate. Finally, a tin concentrate will be produced by both flotation and gravity methods. Overall capacity of the processing plant is 9,600 tonnes per day of mine-run ore. Overall silver recovery is projected to be approximately 77% into a concentrate grading 22,300 gpt. Tin recovery is projected to be approximately 55% into a 55% concentrate, with zinc averaging 60% into a 53% concentrate. Annual production is estimated to average 10,970,000 ounces of silver, 3,245 tonnes of tin and 16,331 tonnes of zinc in concentrate. Of the total revenue, silver contributes approximately 71%, tin 22% and zinc 7%. Metal prices used in the Feasibility Study were $5.50 per ounce for silver, $5,600 per tonne for tin and $1,036 per tonne for zinc. Net cash costs of silver production (net of tin and zinc credits) are estimated at $1.53 per ounce.



         The Company has applied for and received all primary permits including water rights and environmental permits, to begin construction of the project. As part of the permitting process, the Company was required to submit an environmental impact statement. This was completed by the Company's contractor, Knight Piesold and involved the collection of an extensive database containing information on existing flora, fauna, air and water quality among others. As part of its permit the Company maintains an on-going water monitoring program.


         The Company owns or controls a significant land package at the property. It holds title to 6,500 acres of mining concessions. It also owns approximately 18,500 acres of surface lands upon which all facilities will be built. Most of the property remains unexplored. Significant resources above and beyond those identified in the feasibility study are believed to exist at the property. Based on its own exploration, as well as a review of previous development work, the Company believes that substantial additional mineral resources surround the identified reserve, because the Company feels that the favorable geologic environment will continue.



         Given the property's excellent economics and the prospect for improved silver prices, the Company believes Pirquitas provides a very attractive development opportunity in a somewhat better silver market. The Company's strategy is to attempt to maintain sufficient liquidity to hold the property until silver prices improve.

THE SUNSHINE MINE AND REFINERY COMPLEX.


         The Sunshine Mine and Refinery Complex, located in the Coeur d'Alene Mining District near Kellogg, Idaho, is comprised of the Sunshine Mine, a 1,000-ton-per-day concentrator, an antimony refinery, a silver refinery and associated facilities. The facility is an integrated operation which can produce refined silver with 99.99% purity. The silver refinery has a capacity to recover up to 8 million ounces of silver and 4 million pounds of copper annually. Refinery operations were suspended in 1995. Metals recently sold another mining company an option to acquire the silver refinery, antimony refinery and tailings impoundment. The Sunshine Mine currently has no reserves.


         The Company's wholly owned subsidiary, Metals, owns substantially all of the mining claims comprising the Sunshine Mine. Electrical power is supplied by a public utility from two sources. Access to the property is by paved roads maintained by the county.


          The Sunshine Mine is a primary silver-producing underground mine which began operations in 1884 and produced over 350 million ounces of silver since that time. The underground workings consist of multiple levels developed off the Jewell shaft, the main production shaft. It extends from the surface to a depth of over 4,000 feet and is complemented by other interior shafts which develop levels as deep as 5,600 feet. The mine covers over 10 square miles at the surface, and contains more than 100 miles of underground workings. It has been allowed to flood below the 4,000 foot level, and following the recent closure it is expected that flooding will reach the 3100 foot level in the next two to four years.


         The introduction of new mining technologies and more aggressive exploration at the Sunshine Mine had substantially increased production in recent years, achieving full production in the fourth quarter of 1997 for the first time since 1990. This reduced unit costs as fixed costs were spread over a larger production figure. Recent production and unit cost history of the mine is as follows:

                                             2000            1999            1998            1997            1996
                                           --------        --------        --------        --------        --------
Ounces production (millions) ......             3.9             5.2             5.8             4.3             2.6

Net cash per ounce ................        $   4.75        $   4.36        $   4.43        $   4.50        $   6.12


         Sunshine's share of mineralized material at the Sunshine Mine as of December 31, 2000 were estimated to be 1.1 million tons with an average grade of
23.6 ounces of silver per ton. Metallurgical recoveries at the Sunshine Mine have typically approximated 97% of the contained silver. The proven and probable reserves at the Sunshine Mine have historically totaled approximately 4 to 7 years of annual production (but the Sunshine Mine currently has no reserves). Over its history, exploration and development activities have maintained reserves by finding new ore to replace that which was produced each year. Due to cash constraints, planned exploration and development has been significantly curtailed since the end of 1999, resulting in a reduction in proven and probable reserves. If the mine is reopened and an adequate exploration and development (if warranted) funded in the future, management believes significant new reserves will be identified, as studies have delineated several areas of favorable geologic conditions that may host significant deposits. These areas are contiguous to delineated mineralization, and the ore-bearing structures project into favorable lithologic units. Further exploration is necessary to establish the existence of and quantify the additional mineralized material.



         The 1995 acquisition of the ConSil property, on the eastern flank of the workings of the Sunshine Mine, was done to facilitate evaluation and development (if warranted) of these and other veins. A shaft on the ConSil property extends from the surface to a depth of 5,400 feet and connects to the Sunshine's eastern workings on the 3,100 level, serving as the Sunshine Mine's secondary escapeway. Access from this shaft to these exploration areas will be important in their future exploration and development (if warranted).


         The ore extracted from the Sunshine Mine was processed by a 1,000-ton-per-day flotation concentrator, which produced two concentrates, a high-grade silver concentrate which was transferred to the antimony refinery for antimony removal, and a lead concentrate which was shipped directly to a smelter for further processing.

         After antimony removal, the silver concentrate can be either transferred to the Company's silver refinery for recovery of silver and copper, or sold to a commercial smelter. Factors which influenced Sunshine's decision to refine its products internally or sell them to a smelter include levels of production, costs of reagents and available smelter contract terms. The refinery was designed and built to recover up to 8.0 million ounces of silver from concentrates annually. Sunshine suspended operations at the silver refinery in 1995 pending higher levels of available feed, and began shipping its silver concentrate to a smelter at that time. Prior to the closure of its main smelter customer, the Company's sales to the third party smelters have been under long-term contracts, generally for a period of at least one year, cancelable by either party after one year upon thirty days notice. The Company employs no sales force.


         During the three years ended December 31, 2000, the Sunshine Mine accounted for all of the Company's silver production, and approximately 16% of the Company's silver reserves at December 31, 2000. (See Note 17 of Notes to

Consolidated Financial Statements included elsewhere herein.) Production for the three years ended December 31, 2000 is summarized in the chart below:


                                              2000              1999              1998
                                           ----------        ----------        ----------
Tons of Ore .......................           169,036           217,601           247,866

Metals Recovered:
         Ounces of Silver .........         3,879,100         5,210,843         5,806,468
         Pounds of Copper .........         1,019,305         1,235,368         1,273,318
         Pounds of Antimony .......           786,078           991,079         1,078,460
         Pounds of Lead ...........         4,839,538         6,966,645        12,001,080

         These metals were recovered from ore containing an average of 23.81,
24.75 and 24.17 ounces of silver per ton, in 2000, 1999 and 1998, respectively. Metallurgical recoveries were approximately 96.38% of the contained silver, 97% of the contained copper and 92.5% of the contained lead.


         The hourly employees at the Sunshine Mine were represented by the United Steelworkers of America (the "USWA") (which represented the majority of the employees) and the International Brotherhood of Electrical Workers Union (the "IBEW") (collectively, the "Unions"). Effective May 1, 1994, the Unions and SPMI entered into new six-year labor agreements, which were extended until May 1, 2001. The Company has notified the Unions that the contracts have expired.


MEXICAN OPERATIONS


         The Company acquired its first Mexican property, Juanicipio, in 1999. The property is located in the state of Zacatecas, one of the most prolific silver mining districts in the world. The district has reportedly produced more than one billion ounces of silver dating to colonial times. The Company believes that its recently-completed mapping and geophysical work has demonstrated that structures similar to those containing mineralization at an adjacent mine may exist at Juanicipio. The next logical step in the evolution of the property would be a drilling program to begin to define whether mineralization exists in these structures. The Company will be reviewing options to enable such a program to go forward.

         The Company's land position at the property is quite large, approximately 28,100 hectares (69,400 acres). The Company is currently negotiating a sale of the property.

MARKETING

         The Company's primary product at the Sunshine Mine was either refined silver which was sold to industrial customers or precious metals dealers, or silver-copper and lead-silver concentrates which are sold to smelters. At the time of the mine shutdown, all of the concentrates were being sold to a smelter. Given the limited reserves economically accessible at the Sunshine Mine, upon the closure of its primary smelter customer, reactivation of the refinery was not economic. While the Company received offers for its concentrates from other smelters, the terms were less attractive than those it has been receiving from its primary customer. Prices received for refined silver were based on market prices at the time of shipment. Prices received for the silver-copper concentrate were based on average prices for silver, copper and lead during a quotational period shortly after shipment. The Company had based its decisions on whether to refine its silver-copper concentrates internally or sell them to a smelter based on internal production costs versus available smelter contract terms. All lead-silver concentrates were sold to smelters, with prices for contained lead and silver based on a quotational period shortly after shipment. The Company's refined silver, antimony and copper products were generally marketed directly to metals dealers or industrial customers, with prices based on market prices at the time of shipment.


OTHER BUSINESS AND REGULATORY FACTORS

         The Company's precious metals operations are intensely competitive and subject to risks and regulations inherent in and applicable to mining generally and the precious metals industry specifically. Competition in the precious metals mining industry, and particularly the silver mining industry, is very volatile. The market for gold and silver is international and there is no significant marketing advantage in domestic production versus international production. No single source of silver is significant to the world market, and many of the principal sources of silver as a primary metal have been forced to close as a result of continued low silver prices over the past several years. As a result, most new mine production of silver at the present time is from gold, copper, lead and zinc mines which produce silver as a by-product, and whose economics are not significantly related to the price of silver.

         Competition among mining companies is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop and produce such properties; labor to operate the properties; and capital for the purpose of funding such operations. As the principal product sold is a commodity with its price dictated by world markets upon which any individual operator has very little influence, the competitive factors cited above give the competitive advantage to the low cost operator.

ENVIRONMENTAL AND SAFETY MATTERS

         In connection with its operations and properties in the United States (principally the Sunshine Mine), the Company is subject to extensive and changing federal, state and local laws, regulations and ordinances governing health and safety and the protection of the environment, including, the Clean Water Act, the Resource Conservation and Recovery Act, the Mine Safety and Health Act, the Dam Safety Act and various other regulations. These laws and regulations require the Company to conduct its mining business in a safe and careful manner to minimize the impact of its mining activities on the environment and its employees. These environmental laws and regulations may require the acquisition of permits or other authorizations for certain activities. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue in the future. The operations and activities of the Company require compliance with such laws, regulations and ordinances.

         In Argentina, the Company is most directly affected by the "Environmental Protection for Mining Activity Law," the "National Mining Code" and the "Mining Investment Law" for its Pirquitas project. These govern most aspects of mining activity including environmental control, health and safety and reclamation.

         The Company cannot predict what environmental legislation or regulations will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies of regulatory agencies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company's operations, or may cause material changes or delays in the Company's intended activities. Currently, the Company does not expect to incur any material capital expenditures associated with environmental regulations (such as expenditures for relevant control facilities) during the fiscal year 2001. The environmental claims which were settled by the New Consent Decree (see LEGAL PROCEEDINGS) arose out of mining which occurred prior to 1967 when the Company began to impound its mine tailings in a tailings impoundment facility. None of the settled claims were for recent operations of the Company. The Company also does not anticipate any material effect from compliance with environmental, health and safety laws, regulations and ordinances.

EMPLOYEES


         At December 31, 2000, Sunshine and its subsidiaries, including Metals, employed approximately 310 persons; 275 of whom are located at the Kellogg facilities. As a result of the closure of the Sunshine Mine, the number of employees needed at the Kellogg facilities has been reduced to less than 10 at September 10, 2001, and is expected to be zero by year end.


                                LEGAL PROCEEDINGS


         Pursuant to the Plan and the Confirmation Order, a settlement or resolution of all environmental litigation affecting Sunshine was completed. See "The Plan of Reorganization" with respect to the settlement and New Consent Decree in the NRD Actions (Case Nos. CIV-96-0122-N-EJL and CIV-91-0342-N-EJL then pending in the United States District Court for the District of Idaho). By entry of the New Consent Decree, all claims of the Government and the Tribe for natural resource damages and response costs to injuries allegedly caused by Sunshine and Metals in the Coeur d'Alene Basin were dismissed by the Government and the Tribe. The injuries alleged against Sunshine and Metals were natural resource damage and response costs. Sunshine and Metals did not admit any liability in the New Consent Decree. In exchange for the dismissal, under the New Consent Decree (which was approved on January 18, 2001), Sunshine granted warrants to purchase 9.95% of Sunshine's New Common Stock to the Tribe and the Government; Metals is to provide for certain royalty payments to the Government and the Tribe on a quarterly basis based on a percentage of the "Net Smelter Returns" from all mining by Metals anywhere in the United States and all mining by any Sunshine entity from the Sunshine Mine or within one mile of the current boundaries of the Sunshine Mine. In connection with the settlement, the Government also agreed to release Sunshine and Metals from a 1994 Consent Decree which obligated them, with certain other mining companies, to remediate certain property in the Bunker Hill Superfund Site. Under the New Consent Decree, Metals was required to convey the surface rights to timber lands it owned and used for non-mining purposes, and to perform certain remediation and testwork at its ConSil mine adjacent to the Sunshine Mine.


         Management of Sunshine believes that all other environmental claims, both potential and threatened for activities which occurred prior to the August 23, 2000 filing of the Reorganization Cases, were discharged by the effectiveness of the Plan and the Confirmation Order on February 5, 2001. See also "CHANGE IN ACCOUNTANTS."

               OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

         As of May 4, 2001, according to the Common Stock transfer records of the Company and other information available to the Company, after giving effect to the issuance of the "New Mining Stock" pursuant to the Plan of Reorganization, (i) the following persons were known to be the beneficial owners of more than 5% of the Common Stock and (ii) the executive officers and current directors of the Company and all officers and directors as a group beneficially own the following Common Stock.

                                                                 Amount and Nature of      Approximate Percent of
                  Name of Beneficial Owner                       Beneficial Ownership             Class(a)
                  ------------------------                       --------------------      ----------------------
Elliott International, LP(b)
Paul E. Singer,  President of Elliott Capital Advisors, Inc.,
attorney-in-fact                                                       12,726,377                  25.45%

The Liverpool Limited Partnership(b)
Paul E. Singer, President, Liverpool Associates, Ltd.,
General Partner                                                        12,724,912                  25.45%

Elliott Associates, LP(b)
Paul E. Singer, General Partner                                            38,711                   0.08%

Stonehill Institutional Partners, LP(c)
John  Motulsky, Chris Wilson and Wayne Teetsel, General
Partners                                                                6,690,275                  13.38%

Stonehill Offshore Partners, Limited(c)
John Motulsky, Chris Wilson and Wayne Teetsel, Managing
Members of Stonehill Advisors, LLC                                     12,814,725                  25.63%

William W. Davis                                                          750,000(d)                1.50%

George M. Elvin                                                               -0-                    -0-

Arnold Kastenbaum                                                             -0-                    -0-

Keith McCandlish                                                              -0-                    -0-

Charles C. Reardon                                                            -0-                    -0-

John S. Simko                                                             500,000(d)                1.00%

All  Directors and Executive Officers as a Group (seven
individuals)                                                            1,250,000(d)                2.50%

----------


(a) Percentages are based upon 50,000,000 shares of Common Stock outstanding at September 10, 2001.


(b) Paul E. Singer is the General Partner of Elliott Associates, LP, and is the President of Liverpool Associates, Ltd., the General Partner of The Liverpool Limited Partnership. Paul E. Singer is also the President of Elliott International Capital Advisors, Inc., the attorney-in-fact for Elliott International, LP. In such capacities, Mr. Singer holds the power to vote and dispose of the total of 25,490,000 shares of Common Stock held by such entities, and under Rule 13d-3 of the 1934 Act, Mr. Singer may be deemed to be the beneficial owner of all such securities.

(c) John Motulsky, Chris Wilson and Wayne Teetsel are the general partners of Stonehill Institutional Partners, LP, a Delaware limited partnership and are the managing members of Stonehill Advisors, LLC, the investment advisor to Stonehill Offshore Partners Limited, a Cayman Islands corporation. As such, Messrs. Motulsky, Wilson and Teetsel share the power to vote and dispose of the 19,505,000 shares of Common Stock held by both entities and under Rule 13d-3 of the 1934 Act, such individuals together may be deemed to be the beneficial owners of such securities.

(d) Includes the following shares subject to purchase pursuant to stock options exercisable within 60 days - Messrs. Davis 750,000 shares, and Simko, 500,000 shares.

                                   MANAGEMENT

         The affairs of the Company are managed and controlled by a Board of Directors presently consisting of five members, each of whom were designated as directors at the time of confirmation of the Plan to be comprised of four creditor directors and one director from prior management. Two of the Directors, Messrs. Simko and Elvin, have served as Directors for several years and were Directors at the time of filing of the Bankruptcy Proceeding. The current directors hold office until the next Annual Meeting of Stockholders, or until appointment by the incumbent Board of Directors to serve until the next Annual Meeting or until their respective successor has been duly elected.

         At Sunshine's 1999 Annual Meeting of Stockholders seven individuals were each elected as a member of the Board of Directors of Sunshine, each of which has been a member of the Board of Directors of Sunshine for more than five calendar years. The directors were G. Chris Andersen (May 1983), V. Dale Babbitt (December 1992), George M. Elvin (June 1994), Daniel D. Jackson (May 1983), Oren
G. Shaffer (June 1993), John S. Simko (December 1992) and Robert B. Smith (June
1993).

         On the Effective Date of the Plan, the operational management of Sunshine became the responsibility of "Reorganized Board of Directors" selected in accordance with the Plan. The directors listed above ceased to be Directors of Sunshine on the Effective Date of the Plan and were deemed removed (without cause) pursuant to the Confirmation Order. In accordance with the terms of the Plan, four "Creditor Directors" were selected and one "Management Director" was selected to comprise the Board of Directors of Sunshine from and after the Effective Date. John S. Simko continues as a Director as the Management Director, and George M. Elvin was selected as one of the Creditor Directors by Elliott International, L.P. The other three "Creditor Directors" selected are Arnold Kastenbaum (Designee of Stonehill Offshore Partners Limited), Keith McCandlish (Designee of Elliott International, L.P.), and Charles Reardon (Designee of Stonehill Institutional Partners, L.P.)

         The officers of Sunshine from and after the Effective Date of the Plan are listed under "Executive Officers" below and consist primarily of John S. Simko as Chairman of the Board of Sunshine and William W. Davis, President, Chief Operating Officer and Chief Financial Officer. Other officers who did not continue in office after the Effective Date were deemed removed therefrom (without cause) pursuant to the Confirmation Order.

         Set forth below is certain information about the directors of the Company, including their ages, terms of service, all positions and offices held with the Company, other principal occupations, business experience and directorships with other companies during the last five years or more.

DIRECTOR NAME, AGE, PRINCIPAL OCCUPATIONS, BUSINESS EXPERIENCE AND DIRECTORSHIPS

                                                          POSITION(S) WITH COMPANY, PRINCIPAL OCCUPATION
      NAME                        AGE                                 AND BUSINESS HISTORIES
      ----                        ---                     ----------------------------------------------
John S. Simko                     62          Director (since December 1992), Chief Executive Officer of Sunshine
                                              (December 1996 to January 2001), Chairman of the Board of Sunshine (since
                                              December 1996), President of Sunshine (December 1992 to January 2001);
                                              previously (from 1984 to November 1992) served the Company as Senior Vice
                                              President and General Counsel.

George M. Elvin                   56          Director (since June 1994). Since 1998, he has been President and Owner of
                                              Barrington Associates, a financial consulting business. From 1992 through
                                              2000, he was the President and Owner of Windsor IBC, Inc., a brokerage firm member of the NASD. Mr. Elvin is a designee of Elliott International,
                                              LP.

Charles C. Reardon                44          Director (since January 2001). Since 1998, he has been Of Counsel to
                                              Westerman, Ball, Ederer & Miller, LLP, and the firm of Goldburg & Smith, each a Long Island, New York law firm. During the five years prior to
                                              1998, Mr. Reardon has also served as a business consultant and/or independent contractor for Karamar Publications, a privately-held publication firm, The Oxford Insurance Agency Group, a Long Island, New
                                              York based casualty insurance agency, and Allen & Company, a New York merchant banking firm. Since 1982, he has been a member of the New York
                                              State Bar Association and is a practicing attorney. Mr. Reardon is a
                                              Designee of the Stonehill Group.

                                                          POSITION(S) WITH COMPANY, PRINCIPAL OCCUPATION
      NAME                        AGE                                 AND BUSINESS HISTORIES
      ----                        ---                     ----------------------------------------------
Arnold Kastenbaum                 48          Director (since January 2001). Since 1999, he has been President of Chodan
                                              Advisors, Inc., a New York firm specializing in financial restructuring consulting. From 1997 through 1999, he was Director/Distress
                                              Securities/Special Situations (similar to a Vice President) of UBS
                                              Warburg; prior thereto, from 1994 until 1997, he was Director of
                                              Research/Senior Research Analyst of MJ Whitman, Inc. Mr. Kastenbaum is a
                                              member of the Board of Directors of Willcox & Gibbs, Inc., a publicly-held corporation which distributed machinery parts to the garment industry. Mr.
                                              Kastenbaum is a Designee of the Stonehill Group.

Keith McCandlish                  43          Director (since January 2001). He is a Canadian citizen and since 1997, the Manager of Mineral Services at Associated Mining Consultants, Ltd. He
                                              has been employed by Associated Mining Consultants, Ltd. since 1988, initially as a Senior Geologist (1988-1994) and as Exploration Manager
                                              (1994-1997). Mr. McCandlish is a Registered Professional Geologist with over twenty years of consulting geological and engineering experience in minerals, oil, sands/heavy oil, precious stones, coal and industrial minerals. Mr. McCandlish is a Designee of Elliott International, LP.


BOARD MEETINGS AND COMMITTEES.

         The Board of Directors held four meetings during the calendar year ending December 31, 2000. For such year, no Director attended fewer than 75% of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which he served during the periods that he served.

         Prior to the Effective Date, the Board had an Audit Committee consisting of George M. Elvin and Robert B. Smith, the function of which was to review the Company's operating and accounting procedures. That Audit Committee met once during 2000.

         Prior to the Effective Date, the Board also had a Compensation and Transaction Committee (the members of which were Messrs. Babbitt, Jackson and Shaffer), the function of which was to review the compensation of the chief executive officer of the Company and all material transactions involving the Company. The Board also had a Finance Committee (the members of which were Messrs. Andersen, Elvin, Shaffer and Simko), the function of which was to review and assist the Company in connection with its financing activities. In connection with the Effective Date of the Plan and Confirmation Order, and the cessation as directors of all directors except Messrs. Simko and Elvin, the Compensation and Transaction Committee and Finance Committee were not reconstructed. At the meeting of the new Board of Directors held on February 21, 2001, the Board reconstituted an Audit Committee to consist of Messrs. Kastenbaum (Chairman) and Elvin.

DIRECTOR COMPENSATION

         Our Directors who are not employed by the Company receive annual compensation of $25,000 per year, and $1,250 per day for each Board and Committee meeting attended, plus reimbursement of expenses for their service on the Board. Mr. Simko, who is also an Executive Officer of the Company does not receive any separate compensation for his services as a Director. Directors who so elect are covered by the Sunshine Mining Health Insurance Plan. During 2000, former directors (who ceased to be directors upon issuance of the Confirmation Order) received compensation in cash and/or health benefits: G. Chris Andersen $28,750; V. Dale Babbitt $35,307; Daniel Jackson $31,634; Oren G. Shaffer $28,750; and Robert B. Smith, Jr. $35,307. During 2000, Mr. Elvin received 28,750.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under Section 145 of the Delaware General Corporation Law ("DGCL") a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, or against expenses incurred in any such action, suit or proceeding. Article VII of the Amended and Restate Certificate of Incorporation provides the mandatory indemnification of directors and officers to the fullest extent permitted by law, including Section 145 of the DGCL.

         Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemption of, or dividends on, capital stock) of the DGCL, or (iv) for any transaction from which the director derived in improper personal benefit. Article VII of the Amended and Restated Certificate of Incorporation of Sunshine provides for such provision.

         Sunshine's Bylaws also contain certain provisions relating to the indemnification of directors, officers, employees and agents, which supplement the indemnification rights afforded under Sunshine's Amended and Restated Certificate of Incorporation.

         As a result of these limitations, we and our stockholders may be unable to obtain monetary damages from a director for breach of the duty of care. We and our stockholders may still seek injunctive or other equitable relief for a director's alleged breach of such director's fiduciary duty. If these equitable remedies are unavailable, however, we and our stockholders may not have an effective remedy against the challenged conduct.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Sunshine under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable.

EXECUTIVE OFFICERS

         The following are the executive officers (the "Named Executive Officers") of the Company:


                                                         POSITION(S) WITH COMPANY, PRINCIPAL OCCUPATION
     NAME                         AGE                                 AND BUSINESS HISTORIES
     ----                         ---                    ----------------------------------------------
John S. Simko                     62          Director (since December 1992), Chief Executive Officer (December 1996 to
                                              January 2001), Chairman of the Board (since December 1996), President
                                              (December 1992 to January 2001); previously (1984 to November 1992) served the Company as Senior Vice President and General Counsel.

William W. Davis                  48          President and Chief Operating Officer (since February 2001) and Chief
                                              Financial Officer (since September 1992); Executive Vice President
                                              (December 1995 to January 2001), and Senior Vice President and Chief
                                              Financial Officer of the Company (September 1992 to November 1995);
                                              previously (from 1983) served in various capacities as an employee of the
                                              Company.

Harry F. Cougher                  58          Senior Vice President and General Manager-Sunshine Mining since January
                                              1994; previously (since 1984) served in various capacities as an employee of the Company.


         Although not Named Executive Officers of the Company, the following persons currently serve as officers of the Company, M. Michael Owens, Vice President, Chief Accounting Officer and Treasurer; William J. Pincus, Vice President, Latin American Operations; and Mary Jo Williams, Secretary. Their positions with the Company are not subject to a vote of the stockholders. Their ages, terms of service, all positions and offices with the Company, other principal occupations, business experience and directorships with other companies during the last five years or more are set forth below.

       NAME                  AGE        POSITION(S) WITH COMPANY, PRINCIPAL OCCUPATION AND BUSINESS HISTORIES
M. Michael Owens             47     Vice President, Chief Accounting Officer (since 1997) and Treasurer (since
                                    February 2001); Vice President, Administration  (1994 to 1997); and from 1983 to 1994 served in various positions as an employee of the Company.

William J. Pincus            48     Vice President, Latin American Operations (since 1998);General Manager (1996 to 1998) of the Company's Peruvian subsidiary; prior thereto, served in various capacities as an employee of the Company.

Mary Jo Williams             58     Secretary (since 2000); Assistant Secretary (1995 to 2000)


SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         The Company believes based on its review of Forms 3, 4 and 5, furnished to the Company for the fiscal year ended December 31, 2000, and written representations that no other reports were required for such fiscal year that all Section 16(a) filing requirements applicable to its officers and directors were complied with.

EXECUTIVE COMPENSATION

         The following table sets forth the total compensation paid by the Company, or accrued for the account of each of the "Named Executive Officers" for calendar years 2000, 1999 and 1998. There were no other executive officers whose salary and bonus for the year ended December 31, 2000, exceeded $100,000.

 SUMMARY COMPENSATION TABLE
------------------------------
      ANNUAL COMPENSATION                                                  LONG TERM COMPENSATION PAYOUTS

                                                                       AWARDS        PAYOUTS
                                                                    ------------     -------
               (A)                    (B)       (C)        (D)           (G)           (H)             (I)

                                                                     SECURITIES
                                                                     UNDERLYING       LTIP          ALL OTHER
NAME AND PRINCIPAL POSITION AT                SALARY      BONUS     OPTIONS/SARS     PAYOUTS       COMPENSATION
         TIME OF PAYMENT             YEAR       ($)        ($)           (#)           ($)            ($)(1)
------------------------------       ----     -------     ------    ------------     -------       ------------
John S. Simko, Chairman,             2000     361,844          0           0             0                 0
President and Chief Executive        1999     361,843          0           0             0            11,439
Officer                              1998     360,031     55,000           0             0            10,798

William W. Davis, Executive Vice     2000     242,548          0           0             0                 0
President and Chief Financial        1999     242,548     50,000           0             0            11,439
Officer                              1998     242,547     26,400           0             0            10,798

Harry F. Cougher, Senior Vice        2000     145,026          0           0             0                 0
President and Chief Operating        1999     145,026          0           0             0            10,369
Officer - Mining                     1998     145,025     10,200           0             0            10,476

----------

(1) Includes income received pursuant to the Company's Employees Savings and Security Plan (the "Savings Plan") in which all employees of the Company, other than those covered by collective bargaining agreement, may participate, and the Sunshine Defined Contribution Plan (the "DC Plan"). Payments to Mr. Simko under the Savings Plan were $4,800 and $4,800 in 1999 and 1998, respectively; and under the DC Plan were $6,639 and $5,998 in 1999 and 1998, respectively. Payments to Mr. Davis under the Savings Plan were $4,800 and $4,800 in 1999 and 1998, respectively; and under the DC Plan were $6,639 and $5,998 in 1999 and 1998, respectively. Payments to Mr. Cougher under the Savings Plan were $4,351 and $4,657 for 1999 and 1998, respectively; and under the DC Plan were $6,018 and $5,819 for 1999 and 1998, respectively. The Savings Plan is an individual account plan which provides for deferred compensation as described in Section 401(k) of the Internal Revenue Code and is subject to and complies with all the principal protective provisions of Titles I and II of the Employee Retirement Income Security Act of 1974 ("ERISA"). The DC Plan replaced the Company's Defined Benefit Pension Plan as of January 1, 1994, and is subject to and complies with ERISA.

OPTION GRANTS IN LAST FISCAL YEAR

         No stock options were granted to the Named Executive Officers in the year ended December 31, 2000. Pursuant to the Plan and the Confirmation Order, the old common stock was cancelled at February 5, 2001, and as a result, the unexercised options outstanding at that time to purchase old common stock were also deemed cancelled.

         At its meeting held on February 21, 2001, the Board of Directors granted stock options to seven individuals, including Messrs. Davis (750,000 shares) and Simko (500,000 shares) which are immediately exercisable at an exercise price of $0.66 per share for a term of ten calendar years. The exercise price under such options may be paid in cash, shares of Common Stock or "cashless" exercise based upon the fair market value of Common Stock at the time of exercise less the exercise price. The total number of shares covered by options granted on February 21, 2001 is 2,300,000 and options covering an additional 200,000 shares are reserved for future issuance.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

         The following table provides information on option exercises in fiscal 2000 by the Named Executive Officers and the value of such officers' unexercised options at December 31, 2000.

        (A)                (B)          (C)                    (D)                               (E)
------------------    ------------   --------    -------------------------------    ----------------------------

                         SHARES       VALUE      NUMBER OF SECURITIES UNDERLYING        VALUE OF UNEXERCISED
                      ACQUIRED ON    REALIZED     UNEXERCISED OPTIONS/SARS AT       IN-THE-MONEY OPTIONS/SARS AT
                      EXERCISE (#)      ($)                FY-END (#)                        FY-END ($)
                      ------------   --------    -------------------------------    ----------------------------

       NAME                                      EXERCISABLE*      UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
       ----                                      ------------      -------------    -----------    -------------
John S. Simko, CEO          0            0          108,125               0              0               0

William W. Davis            0            0           75,000               0              0               0

Harry F. Cougher            0            0           37,500               0              0               0


----------

*Pursuant to the Plan and the Confirmation Order, the old common stock was cancelled at February 5, 2001. As a result, the unexercised options outstanding at that time (and those listed in this table) were also cancelled.

PENSION PLANS

         On December 31, 1993, the Company froze its Defined Benefit Pension Plan (the "Pension Plan"), which was replaced as of January 1, 1994, by the Company's DC Plan. The Pension Plan was maintained for the benefit of employees except those covered by a collective bargaining agreement. Benefits under the Pension Plan ceased to accrue after December 31, 1993.

         Annual benefits at age 65 for Messrs. Simko, Davis and Cougher under the Pension Plan are frozen at $36,186, $33,500 and $15,901, respectively. The years of credited service at December 31, 1993, for Mr. Simko, Mr. Davis and Mr. Cougher were nine, ten and nine years, respectively. Employees who are age 55 and who have fifteen or more years of employment with the Company are eligible for early retirement, and will receive approximately 75% of the accrued benefits they would have received at age 65.

EMPLOYEE CONTRACTS


         Effective January 1, 1994, each of Messrs. Simko, Davis and Cougher entered into written employment agreements (the "Old Employment Agreements") with the Company for a term of three years. In December 1995, the Employment Agreements for Messrs. Simko, Davis and Cougher were amended to extend the term to December 31, 1999, and again in September 1998 to extend the term to December 31, 2002. Pursuant to the Plan and the Confirmation Order, each of such agreements was rejected by Sunshine and deemed terminated, and no employment agreements presently exist.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         Except for salaries and expenses payable to officers and the payments to directors described under "Director Compensation" above, no related party transactions or transactions with Management exist.

                              CHANGE IN ACCOUNTANTS


         Ernst & Young, LLP (Sunshine's auditors for many years) abruptly resigned on May 27, 1999, immediately before the commencement of an offering intended to raise capital to refinance indebtedness and finance the equity requirement of the Pirquitas Mine.


         The reports of Ernst & Young, LLP on Sunshine's financial statements for 1998 and 1997 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles. The reports of Ernst & Young LLP for 1998 and 1997 were not modified as to uncertainty regarding the ability of Sunshine to continue as a going concern. In connection with the audits of the financial statements of Sunshine for each of the two fiscal years ended December 31, 1998 and 1997, and in the subsequent interim periods, there were no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of Ernst & Young, LLP would have caused them to make reference to the matter in their report. On June 11, 1999, Grant Thornton LLP was engaged by Sunshine's Board of Directors as the new independent accountant for Sunshine.

         On May 23, 2000, Sunshine filed its original petition against Ernst & Young, LLP in the case styled Sunshine Mining and Refining Company v. Ernst & Young, LLP, Cause No. CC-00-06081-A, in the County Court at Law No. 1 of Dallas County, Texas. Sunshine's complaint alleges that it has sustained substantial direct and consequential damages in addition to more than $1 million in out-of-pocket costs and expenses associated with the failed offering. Sunshine alleges these damages arose out of Ernst & Young, LLP's wrongful conduct connected to its cessation of the auditor-client relationship. Sunshine alleges that Ernst & Young, LLP's failure to earlier disclose its planned termination constituted fraud and/or negligent misrepresentation. In addition, it is alleged that the termination itself was an act of negligence, professional misconduct and breach of contract. Sunshine also alleges that Ernst & Young, LLP's abrupt resignation at the commencement of Sunshine's offering had the foreseeable effect of alarming the investment community about the integrity of Sunshine's management and of Sunshine's financial information.


                          DESCRIPTION OF CAPITAL STOCK


         Pursuant to the Plan and the Confirmation Order, on the Effective Date, all of the "old common stock" of Sunshine was canceled, retired and eliminated with no consideration paid therefor, and Sunshine was required to issue the "new mining stock," which is shares of Common Stock, par value $0.01 per share. Under an amendment to the Certificate of Incorporation filed with the Secretary of State of Delaware, the authorized capital stock consists of 200,000,000 shares of new Common Stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share, issuable in series. The Board of Directors has the authority to fix or establish by resolution of voting power, dividend rate, liquidation preference and rights and qualifications, limitations or restrictions of any class or series of preferred stock. As of March 16, 2001, no shares of Preferred Stock were issued and outstanding, and no shares of preferred stock have been designated. As of March 16, 2001, there were approximately 50,000,000 shares of Common Stock outstanding. The CUSIP number of the new Common Stock is 867833-60-0.

GENERAL

         The Common Stock has no conversion, redemption, preemptive or subscription rights. The holders of Common Stock are entitled to share, pro rata, in accordance with the number of shares held by them, such dividends as may be declared from time to time, by the Board of Directors out of funds legally available therefor. Any such dividends are payable after all dividends, current and accrued, shall have been paid or declared and set apart for payment on any then outstanding shares of various series of preferred stock to the extent that the Board of Directors shall have directed the dividends on any such preferred stock shall be paid or declared and set apart for payment before payment or setting apart for payment of dividends on the Common Stock. All shares of Common Stock presently issued and outstanding are fully-paid and non-assessable.

RIGHTS ON LIQUIDATION

         Upon liquidation, dissolution or winding up, the holders of Common Stock are entitled to receive out of our assets, after payment of all debts and liabilities, the amounts or preference, if any, for each outstanding share of preferred stock, all of our remaining assets, pro rata, in proportion to the number of the shares of Common Stock held by them.

VOTING RIGHTS

         Each share of Common Stock is entitled to one vote for all purposes in all matters submitted to the stockholders. Cumulative voting in the election of directors is not authorized by the Certificate of Incorporation. Similarly, there are no redemption rights, sinking fund provision or rights of conversion with respect to the Common Stock and the holders of Common Stock do not have any preemptive rights to acquire additional shares of Common Stock. In accordance with Section 1123(a)(6) of the United States Bankruptcy Code, our Amended and Restated Certificate of Incorporation prohibits the issuance of any shares of any non-voting equity securities.

         At any meeting of stockholders, the holders of a majority of the outstanding shares of stock constitute a quorum at that meeting. In the election of directors, a plurality of the votes cast shall elect all directors. Any other action may be authorized by a majority of the votes cast at a meeting except in limited instances where Delaware Law prescribes a different percentage. Any action which may be taken or is required to be taken by Delaware law at any annual or special meeting of stockholders may also be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken is signed by the holders of shares of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting. If such a consent of stockholders is executed, prompt notice of the taking of the action without a meeting by less than the unanimous consent is to be given to those stockholders who have not consented in writing.

TRANSFER AGENT

         The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company, 59 Maiden Lane, New York, New York 10007.

DESCRIPTION OF PREFERRED STOCK

         The preferred stock may be issued from time to time, in one or more series, and our Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, redemption rights, liquidation preferences, conversion rights, voting rights and sinking fund provisions applicable to each series of preferred stock. If we issue a series of preferred stock in the future that has voting rights or preferences over the new Common Stock with respect to the payment of dividends, and upon our liquidation, dissolution or winding up, the rights of the holders of new Common Stock may be adversely affected. The issuance of shares of preferred stock could be used in an attempt to prevent an acquisition of us. We have no present intention to issue any shares of preferred stock.


THE DELAWARE BUSINESS COMBINATION ACT

         We are also subject to the provisions of Section 203 of the DGCL.
Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the manner described by Section 203. A "business combination" includes mergers, asset sales, and other transactions that financially benefit the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the Company's voting stock. The stockholders holding a majority of the shares of the Company's voting stock may amend the Company's Amended and Restated Certificate of Incorporation or Amended Bylaws to effectively avoid the provisions of this statute. We do not intend to "elect out" of this statute by amending our Amended and Restated Certificate of Incorporation or Amended Bylaws.

                                  LEGAL MATTERS

         Certain legal matters in connection with this offering will be passed upon for us by Richards, Layton & Finger, P.A., Wilmington, Delaware.

                                     EXPERTS

         Our consolidated financial statements as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their report herein, and have been so included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's website at http://www.sec.gov.

         We filed a registration statement on Form S-1 to register with the SEC the shares of our common stock to be offered hereby. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.


         Our common stock is quoted on the NASDAQ OTC Bulletin Board under the symbol "SSMR," and the information that we file with the SEC may also be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, Washington, D.C. 20006.

                               GLOSSARY AND INDEX

         Following are a Glossary of Certain Mining Terms used in this Prospectus that may be technical in nature and an Index of Certain Principal defined terms.

ASSAY - To analyze the proportions of metals in ore, to test an ore or mineral for composition, purity, weight, or other properties of commercial interest. The word "assay" also refers to the test or analysis itself.

CONCENTRATE - A product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

DILUTION - An estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.

DRIFT - An underground horizontal passage which provides access to a mineralized area.

DRILL INTERCEPT - The distance from the initial contact by a drill hole of a mineralized zone or vein to the drill hole's exist from that zone or vein.

EXPLORATION - Work involved in searching for ore, usually by drilling or driving a draft.

FAULT - A fracture or a zone of fractures along which there has been displacement of the sides relative to one another parallel to the fracture.

FOOTWALL - The underlying side of a fault, ore body, or mine working; esp. the wall rock beneath an inclined vein or fault.

GRADE - The metal content of ore and drill samples. With precious metals, grade is expressed as troy ounces per ton of rock.

MILL - A processing plant that produces a concentrate of the valuable minerals or metals contained in an ore. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.

MINERALIZED MATERIAL/INVENTORY - A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support reasonable estimate of tonnage and average grade of metal(s). Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility.

ORE BODY - An economically recoverable deposit of minerals, the extent and grade of which has been defined through exploration and development work.

PROBABLE RESERVES - Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites of inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

PROVEN RESERVES - Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that the size, shape, depth and mineral content of the reserves are well-established.

RESERVE - That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

STOPE - An opening or workplace in an underground mine excavated for the purpose of extracting ore.

TON - A short ton of 2,000 pounds, dry weight basis.

TONNE - Metric ton, equal to 2,204.62 pounds.

TROY OUNCE - Unit of weight measurement used for all precious metals. The familiar 16-ounce avoirdupois pound equals 14.583 troy ounces.

VEIN - An epigenetic mineral filling of a fault or other fracture in a host rock, in tabular or sheetlike form, often with associated replacement of the host rock; a mineral deposit of this form and origin.

INDEX OF DEFINED TERMS

                                                  Page
                                                  ----
Agriculture.......................................17
Allowed Put Default Claims........................16
Approved Market...................................19
Argentina.........................................14
Argentina Allowed Stonehill Notes Claims..........16
Asarco............................................18
Asarco Settlement.................................14
Business Combination..............................49
Call Option........................................2
Change of Control.................................42
Commission........................................39
Company............................................1
Confirmation Order................................14
Creditor Directors................................20
CUSIP Number......................................16
DC Plan...........................................41
DOI...............................................17
DGCL..............................................39
Effective Date....................................14
Elliott Group.....................................14
EPA...............................................17
ERISA.............................................41
EuroBonds.........................................14
Exit Financing Facility...........................19
Exploration.......................................14
Forward-Looking Statements........................25
Interested Stockholder............................49
IBEW..............................................32
International.....................................19
Government.........................................1
Management Director...............................20
Mandatory Repurchase Price........................19
Metals............................................14
Named Executive Officers..........................39
Net Smelter Returns...............................17
New Argentina Stock...............................19
New Common Stock..................................16
New Consent Decree................................17
New Employment Agreements.........................42
New Mining Stock...................................1
1934 Act..........................................21
NRD Actions.......................................17
NYSE..............................................13
Old Common Stock...................................1
Our................................................1
Pension Plan......................................42
Petition Date.....................................14
Plan..............................................14
Proceeding........................................14
Put Notice........................................19
Registration Rights Agreement.....................18
Reorganization Cases..............................14
Reorganized Board of Directors....................20
Reorganized Debtors...............................20
Savings Plan......................................41
SSCF..............................................13
SSMR..............................................13
Sunshine...........................................1
Stonehill Group...................................14
Stonehill Notes...................................14
Tribe..............................................1
Underwriters.......................................2
Unions............................................32
USWA..............................................32
Us.................................................1
We.................................................1

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Report of Independent Certified Public Accountants..................................................        F-1

Consolidated Balance Sheets as of December 31, 2000 and 1999........................................        F-2

Consolidated Statements of Operations for the years ended December 31, 2000, 1999 and 1998..........        F-3

Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2000,
1999 and 1998.......................................................................................        F-4

Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998..........        F-5

Notes to Consolidated Financial Statements..........................................................        F-6

Consolidated Balance Sheet as of June 30, 2001......................................................       F-31

Consolidated Statements of Operation for Periods Ended June 30, 2001 and 2000.......................       F-32

Consolidated Statements of Cash Flow for Periods Ended June 30, 2001 and 2000.......................       F-33

Notes to June 30, 2001 Consolidated Financial Statements............................................       F-34

               Report of Independent Certified Public Accountants

Board of Directors and Stockholders
Sunshine Mining and Refining Company

We have audited the accompanying consolidated balance sheets of Sunshine Mining and Refining Company as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunshine Mining and Refining Company as of December 31, 2000 and 1999, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements, the Company incurred a net loss of $20,890,000 and used $4,932,000 of cash in operating activities in the year ended December 31, 2000. As discussed in Note 4 to the consolidated financial statements, the Company closed the Sunshine Mine in February 2001 and will have no revenues from operations for the foreseeable future. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 to the consolidated financial statements, the Company and three of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court of the District of Delaware on August 23, 2000. The Company emerged from bankruptcy on February 5, 2001.



GRANT THORNTON LLP

Dallas, Texas
February 22, 2001

                      Sunshine Mining and Refining Company

                           Consolidated Balance Sheets
                    (in thousands, except per share amounts)

                                                                                       DECEMBER 31
                                                                                    2000           1999
                                                                                 ---------      ---------
ASSETS
Current assets:
   Cash and cash investments                                                     $     291      $     628
   Silver bullion                                                                       10          4,117
   Accounts receivable                                                               1,626          2,677
   Inventories                                                                       1,500          2,826
   Equipment held for sale                                                           1,006             --
   Other current assets                                                                731            787
                                                                                 ---------      ---------
Total current assets                                                                 5,164         11,035

Property, plant, and equipment, at cost                                             40,933         60,720
Less accumulated depreciation, depletion, and amortization                         (26,262)       (37,623)
                                                                                 ---------      ---------
                                                                                    14,671         23,097
Investments and other assets                                                         2,757          2,888
                                                                                 ---------      ---------
Total assets                                                                     $  22,592      $  37,020
                                                                                 =========      =========

LIABILITIES AND STOCKHOLDERS' DEFICIT
Liabilities not subject to compromise:
   Current liabilities:
      Accounts payable                                                           $     697      $   1,634
      Accrued expenses                                                               1,643          3,562
   Current portion, long term debt                                                      --          5,000
                                                                                 ---------      ---------
   Total current liabilities                                                         2,340         10,196

   Long term debt                                                                    1,530         38,238
   Accrued pension and other postretirement benefits                                 5,230          4,445
   Other long-term liabilities and deferred credits                                    779          2,861
Liabilities subject to compromise                                                   48,991             --

Stockholders' equity (deficit):
   Common stock, $0.01 par value:
     Authorized shares - 75,000
     Issued shares - 49,264 in 2000; 39,252 in 1999                                    493            393
   Paid-in capital                                                                 729,956        725,840
   Accumulated other comprehensive loss                                               (884)            --
   Accumulated deficit                                                            (764,733)      (743,843)
                                                                                 ---------      ---------
                                                                                   (35,168)       (17,610)
Less treasury stock: 579 shares in 2000 and 1999, at cost                           (1,110)        (1,110)
                                                                                 ---------      ---------
                                                                                   (36,278)       (18,720)
                                                                                 ---------      ---------
Total liabilities and stockholders' deficit                                      $  22,592      $  37,020
                                                                                 =========      =========

See accompanying notes.

                      Sunshine Mining and Refining Company

                      Consolidated Statements of Operations
                    (In thousands, except per share amounts)


                                                         YEAR ENDED DECEMBER 31
                                                   2000          1999          1998
                                                 --------      --------      --------
Operating revenues                               $ 23,094      $ 32,332      $ 34,668

Costs and expenses:
   Cost of revenues                               (22,570)      (27,673)      (28,365)
   Depreciation, depletion, and amortization       (1,198)       (1,328)       (4,944)
   Impairment of mining properties                 (7,245)           --       (50,425)
   Exploration                                     (2,373)       (2,015)       (4,512)
   Selling, general, and administrative
     expense                                       (3,450)       (4,800)       (5,016)
                                                 --------      --------      --------
                                                  (36,836)      (35,816)      (93,262)
Other income (expense):
   Mark to market gain (loss)                        (167)          359        (2,588)
   Interest income                                     61           198           567
   Interest and debt expense:
      Contractual interest and debt expense        (6,868)       (8,213)       (6,979)
      Reduction attributable to bankruptcy          1,574            --            --
                                                 --------      --------      --------
                                                   (5,294)       (8,213)       (6,979)
   Other, net                                         193           297         2,749
                                                 --------      --------      --------
                                                   (5,207)       (7,359)       (6,251)
                                                 --------      --------      --------

Loss before reorganization items                  (18,949)      (10,843)      (64,845)

Reorganization items:
   Professional fees                               (1,965)           --            --
   Interest earned while in Chapter 11                 24            --            --
                                                 --------      --------      --------

Net loss                                         $(20,890)     $(10,843)     $(64,845)
                                                 ========      ========      ========

Basic and diluted loss per
 common share                                    $  (0.48)     $  (0.31)     $  (2.02)
                                                 ========      ========      ========


See accompanying notes.

                      Sunshine Mining and Refining Company

            Consolidated Statements of Stockholders' Equity (Deficit)

                                                     COMMON STOCK              ACCUMULATED               TREASURY STOCK
                                                   ---------------  PAID-IN   OTHER COMPRE- ACCUMULATED -----------------
                                                    SHARES  AMOUNT  CAPITAL   HENSIVE LOSS    DEFICIT    SHARES   AMOUNT    TOTAL
                                                   -------  ------  --------  ------------- ----------- --------  -------  --------
                                                                                   (In Thousands)
Balance at December 31, 1997                        32,477  $  325  $713,465    $      --   $(668,155)       573  $(1,139) $ 44,496
Net loss                                                --      --        --           --     (64,845)        --       --   (64,845)
Issuance of common stock upon conversion of
    Eurobonds                                          191       2     1,317           --          --         --       --     1,319
Issuance of common stock for interest on 10% Notes     134       1       749           --          --         --       --       750
Issuance of common stock upon exercise of stock
    options and warrants                               194       2       783           --          --         --       --       785
   Other, net                                           --      --        --           --          --         (3)      29        29
                                                   -------  ------  --------    ---------   ---------   --------  -------  --------
Balance at December 31, 1998                        32,996  $  330  $716,314    $      --   $(733,000)       570  $(1,110) $(17,466)
Net loss                                                --      --        --           --     (10,843)        --       --   (10,843)
Issuance of common stock upon conversion of:
    Eurobonds                                          337       3     1,178           --          --         --       --     1,181
    5% Notes                                         3,451      35     5,632           --          --         --       --     5,667
    10% Notes                                           37      --       129           --          --         --       --       129
Beneficial conversion feature on 5% Notes               --      --       962           --          --         --       --       962
Issuance of common stock for interest on:
    Eurobonds                                        1,587      16       (16)          --          --         --       --        --
    5% Notes                                           112       1       150           --          --         --       --       151
    10% Notes                                          730       8     1,486           --          --         --       --     1,494
Other, net                                               2      --         5           --          --          9        0         5
                                                   -------  ------  --------    ---------   ---------   --------  -------  --------
Balance at December 31, 1999                        39,252  $  393  $725,840    $      --   $(743,843)       579  $(1,110) $(18,720)
Comprehensive loss:
    Net loss                                            --      --        --           --     (20,890)        --       --   (20,890)
    Minimum pension liability adjustment                --      --        --         (884)         --         --       --      (884)
                                                   -------  ------  --------    ---------   ---------   --------  -------  --------
Total comprehensive loss                                --      --        --         (884)    (20,890)        --       --    21,774
Issuance of common stock upon exercise of warrants   5,611      56       (52)          --          --         --       --         4
Issuance of common stock:
    Conversion of Eurobonds                            756       8     1,023           --          --         --       --     1,031
    Conversion of 10% Notes                          1,937      19     1,288           --          --         --       --     1,307
    Interest payment on 10% Notes                      698       7       617           --          --         --       --       624
    Mandatory prepayment on 10% Notes                1,010      10     1,240           --          --         --       --     1,250
                                                   -------  ------  --------    ---------   ---------   --------  -------  --------
Balance at December 31, 2000                        49,264  $  493  $729,956    $    (884)  $(764,733)       579  $(1,110) $(36,278)
                                                   =======  ======  ========    =========   =========   ========  =======  ========

See accompanying notes.

                      Sunshine Mining and Refining Company

                      Consolidated Statements of Cash Flows

                                                                          YEAR ENDED DECEMBER 31
                                                                     2000          1999          1998
                                                                   --------      --------      --------
                                                                               (In Thousands)
OPERATING ACTIVITIES
Net loss                                                           $(20,890)     $(10,843)     $(64,845)
Adjustments to reconcile net loss to net cash
   used in operating activities:
     Depreciation, depletion, and amortization                        1,198         1,328         4,944
     Impairment of mining properties                                  7,245            --        50,425
     Amortization of debt issuance costs and accretion of debt
       discount                                                         730         3,806         2,480
     Gains on sales of investments, property and equipment
                                                                       (345)       (1,138)       (1,108)
     Interest on Eurobonds and 10% Notes paid or payable in
       common stock                                                   2,881         1,645           750
     Net (increase) decrease in:
       Silver bullion                                                   171          (430)        1,097
       Accounts receivable                                            1,051           124            --
       Inventories                                                    1,326         1,410          (609)
       Other assets                                                     421           547        (1,660)
     Net increase (decrease) in:
       Accounts payable and accrued expenses                          3,795          (585)          855
       Accrued pension and other
         postretirement benefits                                       (433)       (1,053)         (174)
       Other liabilities and deferred credits                        (2,082)         (623)         (720)
                                                                   --------      --------      --------
Net cash used in operating activities                                (4,932)       (5,812)       (8,565)
                                                                   --------      --------      --------

INVESTING ACTIVITIES
Additions to property, plant, and equipment                          (1,646)       (4,183)      (10,318)
Sale of silver bullion                                                3,936         1,540         1,438
Sale of property, plant and equipment                                   925           220            77
Receipt of payment on note receivable                                    --         1,500           700
Distribution from partnership investment                                 --            --           798
Other                                                                    --           151           519
                                                                   --------      --------      --------
Net cash provided by (used in) investing activities                   3,215          (772)       (6,785)
                                                                   --------      --------      --------

FINANCING ACTIVITIES
Proceeds from issuance of long term debt,
   net of issuance costs                                              1,380         5,827            (7)
Proceeds from issuance of common stock upon exercise of
   warrants and other transactions                                       --           (27)          785
                                                                   --------      --------      --------
Net cash provided by financing activities                             1,380         5,800           778
                                                                   --------      --------      --------

Decrease in cash and cash investments                                  (337)         (784)      (14,573)
Cash and cash investments at beginning of year                          628         1,412        15,985
                                                                   --------      --------      --------
Cash and cash investments at end of year                           $    291      $    628      $  1,412
                                                                   ========      ========      ========

Supplemental cash flow information:

Interest paid in cash                                              $    265      $  2,526      $  3,367

Noncash financing transactions:
Common stock issued upon conversion of debt                        $  2,338      $  6,977      $  1,319
Common stock issued for mandatory prepayment of debt
                                                                   $  1,250      $     --      $     --
Common stock issued in payment of interest                         $    624      $  1,645      $    750

Cash flows related to reorganization items:
Operations activities:
   Interest received on accumulated cash                           $     24      $     --      $     --
   Payment of professional fees                                    $    967      $     --      $     --
Financing activities                                               $     --      $     --      $     --
Investing activities                                               $     --      $     --      $     --

See accompanying notes.

                      Sunshine Mining and Refining Company

                   Notes to Consolidated Financial Statements


1. VOLUNTARY FILING UNDER CHAPTER 11 OF THE UNITED STATES BANKRUPTCY CODE

Sunshine's business and profitability have been negatively affected by an extremely lengthy period of low silver prices. Since 1988, the price of silver has averaged less than $5.00 per ounce compared to an average price of approximately $9.50 per ounce over the prior 10 years. Given the depressed price of silver compared to the Company's cash production costs, the Company's operations have generated a negative cash flow for several years.

On August 23, 2000 (the "Petition Date") Sunshine Mining and Refining Company ("Sunshine" or the "Company") and three of its subsidiaries (the "Debtor Subsidiaries" and together with the Company, the "Debtors") filed voluntary petitions for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the District of Delaware (Case No. 00-3409
(MFW)). Under Chapter 11, certain claims against the Debtors in existence prior to the filing of the petitions for relief under the federal bankruptcy laws are stayed while the Debtors continue business operations as Debtors-in-possession. These claims are reflected in the December 31, 2000 balance sheet as "liabilities subject to compromise." Claims secured by the Debtors' assets ("secured claims") also are stayed, although the holders of such claims have the right to move the court for relief from the stay.

The Debtors received approval from the Bankruptcy Court to pay or otherwise honor certain of its prepetition obligations, including employee wages and retirement benefits and certain prepetition claims of certain critical suppliers of goods and services.

The Third Amended and Restated Joint Chapter 11 Plan of Reorganization as modified December 5, 2000 (the "Plan") was confirmed on December 5, 2000 (the "Confirmation Order"). Under the terms of the Confirmation Order, certain conditions precedent existed to the effectiveness of the Plan set forth in the Plan and the Confirmation Order. The effective date of the Plan was February 5, 2001 (the "Effective Date"). (See Note 2 for discussion of the Plan.)

To fund continuing operations, the Company procured a $5 million
Debtor-in-possession credit facility (the "DIP Facility"). (See Note 9.)

2. PLAN OF REORGANIZATION

The Plan, cosponsored by four of the Company's major bondholders holding more than 70% of the Company's outstanding indebtedness (the "Cosponsoring Bondholders"), became effective on February 5, 2001 and provided that:

o The "old common stock" of Sunshine was canceled (as were all existing issues of warrants and options). Common stockholders with 100 or more shares of common stock as of the Effective Date received a pro rata distribution of approximately 3.4% of the "new common stock." Of the total new shares of stock outstanding (50 million shares) existing common stock holders received approximately 1.7 million shares.

o All of the Company's pre-bankruptcy funded debt and certain other liabilities (totaling approximately $49 million) was canceled and converted to equity.

o Approximately 90% of the new common stock is held by affiliates of Elliott Associates, L.P. and Stonehill Capital Management LLC (the "Principal Shareholders"). They have appointed four members to the Company's five-member Board of Directors. In addition, the Principal Shareholders have a Call Option which allows them, upon the occurrence of certain adverse events, to acquire Sunshine Argentina, the owner of the Pirquitas Mine in Argentina, the Company's principal asset.

o The Confirmation Order required that, prior to the Effective Date, the Company obtain approval of a new consent decree from the Idaho District Court releasing the Company from a 1994 Consent Decree which obligated it to remediate certain property in the Bunker Hill Superfund Site. The new Consent Decree was entered on January 22, 2001. The Confirmation Order also required the incorporation of the agreement reached with certain agencies of the United States and the Coeur d'Alene Indian Tribe regarding certain covenants not to sue the Company for potentially significant environmental claims. In consideration for the releases and agreement not to sue, the Company agreed to issue the plaintiffs ten-year warrants to acquire up to 4.975 million shares of the Company's New Common stock at an exercise price of $.66 per share; to deed to the plaintiffs certain timberland it owns in North Idaho; to pay a sliding scale royalty commencing at silver prices in excess of $6.00 per ounce on production from the Sunshine Mine; and to perform certain test work and remediation at the Con Sil mine site. (See Note 14.)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND STATEMENT PRESENTATION

Sunshine Mining and Refining Company (Sunshine or the Company) is a holding company whose principal subsidiaries are Sunshine Precious Metals, Inc. (SPMI) and Sunshine Argentina, Inc. and Sunshine Exploration, Inc. (SEI). SPMI mines, refines and markets concentrates containing silver and certain by-product metals to commercial customers. SPMI's principal operating property is the Sunshine Mine, located near Kellogg, Idaho. The Sunshine Mine accounted for all of the Company's operating revenues during 2000, 1999 and 1998. As a result, the Company has only one operating segment. SEI and SPMI are also engaged in exploration in other parts of the United States. Sunshine Argentina, Inc. owns the Pirquitas Mine, which is currently in the development stage. (See Note 15.) The consolidated financial statements include the accounts of Sunshine and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain of the Company's subsidiaries have foreign operations. The functional currency for these subsidiaries is the US dollar. Therefore, no translation adjustment is required.

The financial statements for the year ended December 31, 2000 reflect accounting principles and practices set forth in AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under The Bankruptcy Code" ("SOP 90-7"). Pursuant to the guidance of SOP 90-7, the Company will adopt "fresh start" reporting as of February 5, 2001. Under "fresh start" reporting, the reorganization value of the entity is allocated to the entity's assets. As a result of adopting "fresh start" reporting upon emerging from Chapter 11 status, the Company's financial statements will not be comparable with those prepared before the Plan was effective, including the historical financial statements included in this annual report.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assessments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Certain previously reported amounts have been reclassified to conform to the 2000 presentation.

CASH AND CASH INVESTMENTS

Cash and cash investments include certificates of deposit and other highly liquid investments with maturities of three months or less when purchased.

INVENTORIES AND SILVER BULLION

Investment silver bullion is stated at estimated net realizable prices. Adjustments to the carrying value of investment silver bullion is included in revenues. Precious metals inventories, materials and supplies are carried at the lower of cost (principally average cost) or market.

EQUIPMENT HELD FOR SALE

Management reviewed all the equipment and property located at the Sunshine Mine in Kellogg, Idaho and determined what equipment could be sold after the mine was placed on care and maintenance in February 2001. After an evaluation of the equipment that would be held for sale, the Company wrote the equipment down to $1 million, which is the fair value, less costs to sell. These assets are not being depreciated. (See Note 6.)

CONCENTRATION OF CREDIT RISK

During 2000, the Company marketed its concentrates to a commercial smelter in the United States. Ninety percent of the estimated sales proceeds are due by the 15th of the month following shipment of the concentrates. Final payments are received by the 10th business day of the fourth month following shipment. The Company did not require collateral. Management periodically performs reviews as to the creditworthiness of its customer(s). The Company has not sustained any significant credit losses on sales of its products. In February 2001, the Company was notified by the smelter that they were temporarily closing their operations and would no longer accept deliveries.

SILVER FINANCIAL INSTRUMENTS

The Company sold covered call options on silver bullion held for investment during 1999 and 1998. The strike price of these agreements exceeded current market prices at the time they were entered into. Option premiums received were deferred. If the applicable market price exceeded the strike price and option premium, the differential was accrued and recognized as a reduction of revenues. Any remaining deferred option premiums were recognized as a component of revenues at the end of the option period. No covered call options were sold during 2000 and $34 thousand of option premiums were recognized as income during 2000.

The fair values of the sold call options are not included in the financial statements as the fair value approximates the premiums received and recorded as deferred revenue.

REVENUE RECOGNITION

Sales of refined metals and concentrates are recognized as revenue at the time of shipment to the customer.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are recorded at cost. Depreciation on buildings, leasehold improvements, and equipment is provided by straight-line or declining-balance methods at rates based on the estimated lives of the respective assets. The principal lives range from 12 to 30 years for buildings and from 3 to 10 years for equipment (See Note 6).

Depletion of precious metal mineral interests is computed using the unit-of-production method based on estimated ore reserves. Mine exploration costs are charged to expense as incurred. Costs of major mine improvements, including interest, are capitalized and amortized in relation to the production of estimated ore reserves.


Whenever circumstances or events indicate, the Company evaluates its mining properties for impairment, based on undiscounted expected future cash flows only from proven and probable reserves. Such estimates are based on assumptions as to future silver prices, mining costs, recoverable mineral reserves, and estimates of future reserve potential which management believes are reasonable, based on historical silver prices and production. If the sum of such cash flows is less than the carrying amount of the asset, the Company records an impairment loss measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.


MINERAL EXPLORATION AND MINE DEVELOPMENT

Exploration costs and development costs for projects not yet determined by management to be commercially feasible are charged to expense as incurred. Expenditures for new mine development are capitalized when evidence of an economically recoverable ore body is established. Development costs incurred to access reserves on existing producing mines are expensed as incurred.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes, whereby, a deferred tax asset or liability is recognized for estimated future tax effects attributable to temporary differences and carryforwards. The measurement of deferred income tax assets is adjusted by a valuation allowance, if necessary, to recognize a future tax benefit only to the extent, based on available evidence, it is more likely than not it will be realized. The effect on deferred taxes of a change in income tax rates is recognized in the period that includes the enactment date.

ENVIRONMENTAL EXPENDITURES

Environmental expenditures that relate to current operations are either expensed or capitalized depending on the nature of the expenditure.

Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals will coincide with completion of a feasibility study or the Company's commitment to a formal plan of action.

BUSINESS AND GEOGRAPHICAL SEGMENTS

The Company's current operations involve a single industry segment; the mining, refining and marketing concentrates containing silver and certain by-product metals to commercial customers. The Company operates in several geographic segments.

DEBT ISSUE COSTS

Debt issue costs are generally capitalized and amortized ratably over the life of the debt. Debt issue costs are amortized using the effective interest method if it materially differs from ratable amortization.

4. LIQUIDITY MATTERS AND REALIZATION OF ASSETS

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplate continuation of the Company as a going concern. However, the Company has sustained substantial losses from operations in recent years. In addition, the Company has used, rather than provided, cash in its operations. These financial results are primarily attributable to depressed silver prices and lower by-product prices, resulting in margins insufficient to cover the Company's fixed expenses.

In February 2001, the Company placed the Sunshine Mine on care and maintenance status after being notified that the smelter to which the Sunshine Mine shipped its concentrates was temporarily closing their operations and would no longer accept any deliveries. As a result of the closure of the Sunshine Mine, the Company will have no revenues from operations for the foreseeable future.

Recoverability of a major portion of the recorded asset amounts shown in the accompanying consolidated balance sheets is dependent upon continued operations of the Company. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Management has taken the following steps to revise its operating and financial requirements, which it believes will enhance the Company's ability to continue in existence:

o        On February 5, 2001, the Company emerged from Chapter 11 Bankruptcy.
         Pursuant to the terms of the Plan, all of the claims of the Eurobonds, the 10% Notes, the 9% Notes and certain other unsecured creditors was eliminated in exchange for approximately 96.6% of the 50 million shares of new Common Stock.

o During the bankruptcy reorganization, the Company was released as a defendant in certain environmental litigation and settled certain environmental liabilities associated with a 1994 Consent Decree at the Bunker Hill Superfund Site. (See Note 14.)

o The Company is currently reviewing its strategic options, which may include a sale of some or all of its assets, a merger or a joint venture for the development of Pirquitas.

5. INVENTORIES, SILVER BULLION, AND SILVER CALL OPTIONS

Inventories consist of the following at December 31:

                                                  2000       1999
                                                 ------     ------
                                                   (In Thousands)
       Precious metals inventories:
          Work in process                        $  187     $1,376
          Finished goods                             28        107
       Materials and supplies inventories(1)      1,285      1,343
                                                 ------     ------
                                                 $1,500     $2,826
                                                 ======     ======

(1) Materials and supplies inventories are primarily spare parts, rock bolts, drills, hoist cables and motors, as well as supplies and explosives consumed in the mining operations.

The Company held as an investment, $4.1 million of silver bullion (approximately 760 thousand ounces), in excess of normal operating requirements at December 31, 1999, which was sold during 2000.

The Company sold covered call options on silver bullion held for investment. Total premiums earned from the sale of covered calls aggregated $34,000, $246,500 and $316,250 in 2000, 1999 and 1998, respectively. At December 31,
2000, no sold covered call options were outstanding. At December 31, 1999, the Company had covered call options outstanding for 300,000 ounces of silver with strike prices ranging from $5.25 to $5.35 and expiration dates of January 27, 2000 (100,000 ounces), February 25, 2000 (100,000 ounces) and March 28, 2000
(100,000 ounces). The fair value of the sold calls at December 31, 1999 approximates the $34,000 of premiums received when they were sold. At December 31, 1998, no sold covered call options were outstanding.

6. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consists of the following at December 31:

                                                               2000        1999
                                                             -------     -------
                                                                (In Thousands)
        Precious metals mineral interests(1)                 $ 2,207     $ 8,151
        Mine improvements                                     13,398      12,495
        Buildings, leasehold improvements, and equipment
                                                              24,948      39,295
        Land                                                     380         779
                                                             -------     -------
                                                              40,933      60,720
        Less accumulated depreciation, depletion, and
          amortization                                        26,262      37,623
                                                             -------     -------
                                                             $14,671     $23,097
                                                             =======     =======

(1) Includes original purchase price of and lease payments for the Company's mining properties and the fair value of the reserves at the Sunshine Mine as determined in conjunction with the 1998 and 2000 impairment review.

As a result of the Sunshine Mine being placed on care and maintenance status, an extensive review of all the equipment and property at the Sunshine Mine was made by mine management to determine their respective fair values. This review resulted in an impairment charge of $7.2 million in the fourth quarter of 2000. The Company intends to sell certain of the assets at the Sunshine Mine and has classified them as "Assets held for sale" at their estimated selling price, less costs to sell, of $1 million. At December 31, 2000, approximately $14.5 million of the $14.7 million net property, plant and equipment reflected above was not being either depleted or depreciated.

During the third quarter of 1998, drilling in the West Chance vein of the Sunshine Mine indicated that the size of the vein might be smaller than what was previously expected. Based on that information, the Company believed that production from the West Chance could decline to 4 million ounces in 1999. As a result, combined with low by-product prices and a decline in silver prices, the Company estimated that future cash flows from the mine would not be sufficient to recover the $59.4 million carrying amounts of the mine. The fair value of the mine determined by the discounted cash flow method was approximately $9 million and an impairment charge of $50.4 million was taken at the end of the third quarter of 1998.

7. ACCRUED EXPENSES

Accrued expenses consist of the following at December 31:

                                                   2000       1999
                                                  ------     ------
                                                    (In Thousands)
        Compensation, vacation, and severance     $  772     $1,119
        Interest                                      28      1,027
        Taxes, other than income taxes                --        298
        Reorganization fees and expenses             500         --
        Environmental remediation                     --        700
        Insurance premiums                            42        270
        Other                                        301        148
                                                  ------     ------
                                                  $1,643     $3,562
                                                  ======     ======

8. LIABILITIES SUBJECT TO COMPROMISE

Liabilities subject to compromise on the accompanying December 31, 2000 balance sheet consist of the following (in thousands):

Principal balance of 8% Senior Exchangeable Notes (the "Eurobonds")     $ 25,975
Interest due on Eurobonds                                                  1,951
Principal balance of 10% Senior Convertible Notes (the 10% Notes)         12,313
Interest due on 10% Notes                                                  2,583
Principal balance of 9% Convertible Subordinated Debentures
 (the "Debentures")                                                        1,515
Interest due on Debentures                                                    82
Principal and interest due on 5% Convertible Notes (the "5% Notes")          345
Deferred financing costs of 10% Notes                                        (92)
Liabilities for unsecured nonpriority claims and provisions for
 environmental liability                                                   4,319
                                                                        --------
Liabilities subject to compromise                                       $ 48,991
                                                                        ========

As discussed in Note 2, these liabilities were canceled and converted to equity pursuant to the Plan as of the Effective Date.

The amounts above may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to potential contingent and/or disputed claims or other events.

As a result of the Chapter 11 filing, the Debtors discontinued accruing interest as of the Petition Date on the liabilities subject to compromise. Contractual interest on these liabilities totaled approximately $5.8 million for 2000, which is approximately $1.6 million in excess of amounts expensed in the accompanying financial statements. The contractual interest on the 10% Notes includes approximately $1.4 million of additional interest that became due on March 21, 2000 and an 18% default interest rate from that date.

9. LONG-TERM DEBT

Long-term debt consists of the following at December 31:

                                                  2000        1999
                                                -------     -------
                                                   (In Thousands)
Debtor in Possession Financing                  $ 1,530     $    --
Eurobonds                                        25,975      26,518
10% Notes                                        12,313      14,871
Debentures                                        1,515       1,515
Other                                               345         334
                                                -------     -------
                                                 41,678      43,238
Less:  Current portion                               --       5,000
       Liabilities subject to compromise         40,148          --
                                                -------     -------
                                                $ 1,530     $38,238
                                                =======     =======

Defaults Upon Senior Securities

The Chapter 11 filing constituted a default under the terms of the Eurobonds, the 10% Notes and the Debentures. Pursuant to the terms of the Plan all of the claims of the Eurobonds, the 10% Notes, the Debentures, and certain other unsecured creditors were eliminated in exchange for approximately 96.6% of the Company's new Common Stock as of the Effective Date.

For a discussion of the Company's financial reorganization plans, see Notes 1, 2 and 4 to the Financial Statements.

Debtor in Possession Financing/Exit Financing Facility

The Company obtained a $5 million post-petition debtor-in-possession financing facility (the "DIP Facility") with affiliates of the Cosponsoring Bondholders. Sunshine Argentina, Inc., a wholly-owned subsidiary, is the borrower under the DIP Facility. The base rate of interest under the DIP Facility is 15% per annum with a $150 thousand commitment fee which was expensed in the accompanying financials. Borrowings under the DIP Facility are secured by substantially all of the Company's assets. After the Plan became effective on February 5, 2001, the outstanding balance under the DIP facility of approximately $2.7 million was rolled into an Exit Financing Facility with the same lenders with repayment due within eighteen months. The Exit Financing Facility has a maximum commitment of $5 million, an interest rate of 15% and a commitment fee of $150 thousand. As the DIP Facility was originally due to be repaid on December 15, 2000 at the latest, deferral and amortization of the commitment fee is not appropriate.

Eurobonds


In March 1996, SPMI issued $30 million aggregate principal amount of the Eurobonds. The Eurobonds bore interest at 8% per annum and were initially scheduled to mature March 21, 2000. The Eurobonds were exchangeable into shares of stock at an exchange price of $8.00 per share, subject to reset and adjustment in certain events. In 2000, $1.0 million of the Eurobonds were exchanged in a negotiated exchange for approximately 750 thousand shares of common stock at a rate of $1.36 per share, which approximated the market value of the common stock at the time of the exchange. In 1999, $1.5 million of the Eurobonds were exchanged in a negotiated exchange for 337,500 shares of common stock at a rate of $4.44 per share, which approximated the market value of the common stock at the time of the exchange. In 1998, a total of $1.525 million of the Eurobonds were exchanged and canceled for approximately 191 thousand shares of common stock at the stated conversion price of $8 per share.


In March 1999, the Company issued 1.6 million shares to holders of the Eurobonds. Such shares were issuable in settlement of the additional amount equal to 22.5% of the principal amount to be paid in either cash or stock if the Company's stock did not trade at a price 33% above the conversion price of the Eurobonds for a period of 45 consecutive trading days. When the Eurobonds were issued, the Company recorded a $6.8 million discount for this potential additional payment. This discount was amortized as interest expense over the life of the Eurobonds. The number of shares issued was determined by the average market price per share of common stock for the ten trading days prior to the payment. Debt issuance costs were amortized over the life of the Eurobonds. Unamortized debt issuance costs of $92 thousand is included in "Investments and other assets" at December 31, 1999.

10% Notes

In November 1997, the Company completed a private placement of the 10% Notes totaling $15 million aggregate principal amount due November 24, 2002. The interest was payable in either cash or common stock at the Company's option. Beginning in February 2000 and quarterly thereafter, $1.25 million principal amount was required to be redeemed by the Company, payable either in cash or common stock at the Company's option. The 10% Notes were originally convertible into shares of Common Stock at $7.60 per share, approximately equal to the market value of a share of Common Stock as of the date they were issued. The conversion price was subject to revision to a lower price based on the average closing bid price for a share of Common Stock for the 15 trading days prior to the event giving rise to such possible revision. Such events included the issuance of approximately 5% of additional shares of Common Stock by the Company and a reverse stock split. As of the date of the Chapter 11 filing, the 10% Notes were convertible into Common Stock at the rate of $0.675 per share.


In February 2000, as required, $1.25 million of the 10% Notes were prepaid and retired by the issuance of approximately 1 million shares of common stock at a price which approximated the market value of the common stock at the time of the prepayment.

During 2000, approximately $1.3 million of the 10% Notes were converted and canceled for approximately 2.0 million shares of common stock at a conversion price which approximated the market value of the common stock at the time of the conversion. During 1999, approximately $129 thousand of the 10% Notes were converted and canceled for approximately 37 thousand shares of common stock at a conversion price which approximated the market value of the common stock at the time of the conversion.

In March 2000, the Company issued approximately 700 thousand shares of Common Stock to the holder of the 10% Notes as partial payment of the quarterly interest due April 1, 2000 based on a price per share that approximated the market value of the common stock at the time it was issued. Pursuant to the terms of the Notes, a $1.4 million additional interest payment was due because the Eurobonds were not converted into Common Stock nor refinanced with junior debt prior to March 21, 2000. This was accrued as an expense, but not paid. Approximately 134 thousand and 730 thousand shares of common stock were issued for scheduled interest payments in 1998 and 1999, respectively.

In connection with the issuance of the 10% notes, the purchaser was issued 188 thousand warrants to purchase common stock of Sunshine at 110% of the conversion price of the 10% Notes. The value of the warrants at the date of issuance was insignificant and no discount was allocated to the debt. As an incentive to induce the holder to exercise the warrants, the exercise price of these warrants was reduced to $3.92 in December 1998, at which time all 188 thousand warrants were exercised.

Debentures

The Debentures were due July 15, 2008 and were convertible at any time prior to maturity or redemption into shares of Common Stock of the Company at a conversion price of $13.28 per share, subject to adjustment. At the time the Debentures were issued, the conversion price exceeded the market value per share of Common Stock. The Debentures were unsecured and subordinated in right of payment to senior indebtedness (as defined).

5% Notes

In January 1999, the Company completed a private placement of 5% Notes due January 28, 2001 totaling $6 million. The beneficial conversion feature resulted in a debt discount of $962 thousand, which was amortized over the five months ended June 1999. During 1999, the notes were converted into 3.6 million shares of common stock, the maximum number of shares that could be issued under the terms of the 5% Notes.

10. INCOME TAXES

The Company has incurred losses during each of the three years in the period ended December 31, 2000, and no tax benefit was recorded because of the uncertainty of realization of the net deferred tax asset.

The computation of the net deferred tax asset at December 31 is as follows:

                                                                   2000          1999
                                                                ---------     ---------
                                                                      (In Thousands)
        Deferred tax assets:
          Property, plant, and equipment                        $  11,041     $   9,031
          Accrued pension and other postretirement benefits
                                                                    1,482         1,556
          Net operating loss carryforward                          87,500        99,750
                                                                ---------     ---------
                                                                  100,023       110,377
        Less valuation allowance                                  100,023      (110,377)
                                                                ---------     ---------
                                                                $      --     $      --
                                                                =========     =========


At December 31, 2000, the Company had net operating loss carryforwards ("NOL's") for federal income tax purposes of approximately $250 million. The loss carryforwards expire principally in the years 2001 through 2020. As a result of the bankruptcy, the Company's NOL's will be reduced by any cancellation of indebtedness income and all interest paid or accrued in the last three years on debt that was cancelled pursuant to the Plan. This will still leave the Company with more than $200 million of NOL's.


The Company has two options regarding its NOL's after the effective date of the Plan. The first option is to take the bankruptcy exception so that there would be no limitations on future utilization of NOL's as a result of the ownership change pursuant to the Plan. However, if there is a 50% change in ownership within the next 2 years, the NOL's will be extinguished. Alternatively, the Company may elect to recognize the ownership change pursuant to the Plan which would limit the future utilization of the NOL's to an annual amount equal to approximately 5.5% of the Company's market capitalization on February 5, 2001. The Company is reviewing these alternatives and has not determined which option will be chosen.

11. STOCKHOLDER'S EQUITY (DEFICIT)

Pursuant to the terms of the Plan, effective as of February 5, 2001, all outstanding shares of stock, warrants and options were canceled and 50 million shares of new Common Stock were issued.

In August 2000, the Company issued 8.3 million warrants to purchase common stock of the Company to the holders of its 8% Senior Exchangeable Notes and its 10% Senior Convertible Notes for extensions of maturity and for agreements to exchange debt for equity in the reorganization. The warrants represented the right to acquire one new share of the Company's common stock at its par value, and had a cashless exercise feature. Prior to their cancellation, 6.1 million warrants were exercised primarily pursuant to the cashless exercise feature.

Effective August 6, 1999, the Company effected a one-for-eight reverse stock split of its Common Stock. All historical share and per share amounts reported in this filing have been adjusted to reflect the reverse stock split.

The Company had authorized 20.0 million shares of preferred stock, of which no shares were issued and outstanding at December 31, 2000 or 1999.

The Company had two stock option plans under which options had been granted to members of management. The stock option plans covered a total of 1.6 million shares with 907 thousand options available for grant at December 31, 2000. The option price could not be less than the market price of the common stock on the date granted. Payment of the exercise price may be made in cash or by delivery of shares of common stock, having a market value equal to the exercise price. No stock options were granted in 2000. Pursuant to the Plan, as of February 5, 2001, all outstanding stock options and the two stock option plans were canceled.

The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999 and 1998, respectively: risk-free interest rates of 6.42% and 4.47%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of .617 and .572; and a weighted-average expected life of the option of three years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information) for the year ended December 31:

                                                     2000          1999            1998
                                                   --------      --------      ----------
Pro forma net loss applicable to common shares     $(20,890)     $(10,854)     $  (64,929)
Pro forma basic and diluted loss per share         $  (0.48)     $  (0.31)     $    (2.02)

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

                                      2000                    1999                  1998
                               --------------------   ---------------------  -------------------
                                           WEIGHTED-              WEIGHTED-            WEIGHTED-
                                           AVERAGE                 AVERAGE              AVERAGE
                               OPTIONS     EXERCISE   OPTIONS     EXERCISE   OPTIONS    EXERCISE
                                (000)       PRICE      (000)        PRICE     (000)      PRICE
                               -------     --------   -------     ---------  -------   ---------
Outstanding, beginning of
  year                             621      $11.40        605      $11.68       607      $11.92
Granted                             --          --         18        1.50        19        5.04
Exercised                           --          --         --          --        (6)       7.28
Forfeited                          (38)      11.92         (2)      12.00       (15)      12.08
                                ------      ------     ------      ------      ----      ------
Outstanding,
  end of year                      583      $11.00        621      $11.40       605      $11.68
                                ======      ======     ======      ======      ====      ======

Exercisable at end of year
                                   583      $11.00        621      $11.40       605      $11.68
Weighted-average fair value
  of options granted during
  the year                                      --                 $ 0.65                $ 2.08

Exercise prices for options outstanding as of December 31, 2000, ranged from $1.50 to $23.00.

12. LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

                                                               2000          1999          1998
                                                             --------      --------      --------
                                                                      (In thousands, except
                                                                       per share amounts)
Numerator:
   Numerator for basic loss per share -loss available to
     common shareholders                                     $(20,890)     $(10,843)     $(64,845)

Denominator:
   Denominator for basic and diluted loss per share -
     weighted-average shares                                   43,898        34,682        32,109

Basic and diluted loss per share                             $  (0.48)     $  (0.31)     $  (2.02)

All stock options and warrants were excluded from the calculation of diluted loss per share because including them would have been antidilutive.

13. EMPLOYEE BENEFIT PLANS

The pension plan for hourly employees covered by a collective bargaining agreement (the Negotiated Plan) is a trusteed defined benefit plan. Benefits under the plan are based on years of service and include provisions that would apply in the event of a permanent shutdown of the Sunshine Mine for present employees who were also covered by a predecessor plan terminated in 1986. The Company's trusteed defined benefit pension plan for employees not covered by a collective bargaining agreement was amended to freeze all participant's benefits as of December 31, 1993.

The following table sets forth the funded status of the Company's trusteed defined benefit plans and the related amounts included in accrued pension and other postretirement benefits at December 31 (in thousands):

                                                            COMBINED
                                                      --------------------
                                                        2000         1999
                                                      -------      -------
Change in benefit obligation:
   Benefit obligation at beginning of year            $ 6,115      $ 6,104
   Service cost                                           246          238
   Interest cost                                          477          417
   Actuarial (gains) losses                               864         (349)
   Benefit payments                                      (650)        (295)
                                                      -------      -------
Benefit obligation at end of year                       7,052        6,115

Change in plan assets:
   Fair value of plan assets at beginning of year       6,883        5,842
   Actual return on plan assets                          (168)       1,036
   Employer contributions                                 305          300
   Benefit payments                                      (650)        (295)
                                                      -------      -------
Fair value of plan assets at end of year                6,370        6,883
                                                      -------      -------

Funded (underfunded) status                              (682)         768

Unrecognized prior service cost                           334          474
Unrecognized net (gains)/losses                           544       (1,189)
Unrecognized transition asset                              --          (28)
Additional minimum liability                           (1,218)          --
                                                      -------      -------

Prepaid (accrued) benefit cost                        $(1,022)     $    25
                                                      =======      =======

Net periodic pension costs relating to the Company's defined benefit plans consist of the following for the year ended December 31:

                                   2000       1999       1998
                                   -----      -----      -----
                                          (In thousands)
Service cost                       $ 246      $ 238      $ 227
Interest cost                        477        417        380
Expected return on plan assets      (622)      (531)      (743)
Net amortization and deferrals        33         58        345
                                   -----      -----      -----
Net periodic pension cost          $ 134      $ 182      $ 209
                                   =====      =====      =====

In the fourth quarter of 1999, the Company recognized a $475,000 reduction in its accrued pension costs, which related to actuarial gains not recognized in prior years.

The benefit obligation and fair value of plan assets by plan at December 31, 2000 (in thousands):

                            NEGOTIATED   FROZEN
                               PLAN       PLAN       TOTAL
                            ----------   ------     ------
Benefit obligation            $6,167     $  885     $7,052
Fair value of plan assets     $5,174     $1,195     $6,370


The following weighted average assumptions were used in computing pension costs for the Company's trusteed defined benefit plans for the year ended December 31:

                                                  2000         1999         1998
                                                -------      -------      -------
Discount rate                                      8.00%        7.00%        7.25%
Rate increase in compensation                         0%           0%           0%
Expected long-term rate of return on assets        9.00%        9.00%        9.00%

The Company's funding policy, with respect to trusteed defined benefit plans, is to make contributions annually equal to, or in excess of, the minimum funding requirements of the Employee Retirement Income Security Act of 1974. Assets of the plans consist of pooled fixed income securities, pooled equity securities, and cash or cash equivalents.

The Company also has a defined contribution plan for employees not covered by a collective bargaining agreement. The Company's Board of Directors determines annually if a contribution will be made, and if so, in what amount. The Company's Board has not determined if a contribution for 2000 will be made. Contributions made for 1999 and 1998 were $157,000 and $151,000, respectively.

The Company also sponsors a plan under the provision of Section 401(k) of the Internal Revenue Code (the 401(k) Plan) for all employees not covered by a collective bargaining agreement. Company contributions may range from 0% to 100% of employee contributions, up to a maximum 6% of eligible employee compensation, as defined. Employees may elect to contribute up to 10% of their eligible compensation on a pretax basis. Benefits under the 401(k) Plan are limited to the assets of the 401(k) Plan. The Company's Board has not determined if a matching contribution for 2000 will be made. Company contributions made for 1999 and 1998 were $108,000 and $115,000, respectively.

Postretirement medical and dental benefits are currently provided only to certain employees who retired before 1987. The Company's policy is to fund the cost of these plans as claims are incurred.

The following table sets forth the computation of the accrued liability for postretirement medical, dental, and life insurance benefits at December 31 (in thousands):

                                                                   COMBINED
                                                             ---------------------
                                                               2000          1999
                                                             -------       -------
Change in benefit obligation:
  Benefit obligation at beginning of year                    $ 3,590       $ 3,930
  Service cost                                                     7             7
  Interest cost                                                  286           257
Participants' contributions                                       --            11
Actuarial (gains) losses                                         862          (189)
Benefit payments                                                (456)         (426)
                                                             -------       -------
Benefit obligation at end of year                            $ 4,289       $ 3,590

Change in plan assets:
   Fair value of plan assets at beginning of year                 --            --
   Employer contributions                                        457           426
   Participants' contributions                                    --            11
   Benefit payments                                             (457)         (437)
                                                             -------       -------
Fair value of plan assets at end of year                          --            --
                                                             -------       -------

Underfunded status                                            (4,289)       (3,590)

Unrecognized prior service cost                               (1,081)       (1,160)
Unrecognized net losses                                        1,142           280
                                                             -------       -------
Accrued benefit cost                                         $(4,208)      $(4,470)
                                                             =======       =======

Weighted average assumptions for end of year disclosure:
Discount rate                                                   8.00%         8.00%
Initial trend rate                                               9.0%         6.75%
Ultimate trend rate                                             5.00%         5.00%
Number of years from initial to ultimate trend                    10             2

The health care cost trend rate assumption has a significant effect on the amounts reported. For example, changing the assumed health care cost trend rates by one percentage point each year would have the following effects on the latest actuarial calculations (in thousands):

                                                            1-Percentage        1-Percentage
                                                            Point Increase      Point Decrease
                                                            --------------      --------------
Effect on total of service and interest cost components          $ 17                $ (17)
Effect on postretirement benefit obligation                      $249                $(215)

Net periodic postretirement benefit cost for these plans includes the following components for the year ended December 31 (in thousands):

                      2000       1999       1998
                      -----      -----      -----
Service cost          $   7      $   7      $   7
Interest cost           286        257        343
Net amortization        (99)       (69)        (6)
                      -----      -----      -----
Net periodic cost     $ 194      $ 195      $ 344
                      =====      =====      =====

Interest costs on the projected benefit obligations and the actual returns on plan assets of the postretirement benefit plans are included in interest expense and other income, respectively, in the accompanying consolidated statements of operations.

14. COMMITMENTS AND CONTINGENCIES

In connection with the confirmation and effectiveness of the Plan, a settlement of all environmental litigation was effected.

The settlement between the Company, SPMI and the United States on behalf of the United States Environmental Protection Agency, United States Department of Interior and the United States Department of Agriculture (the Government) and the Coeur d'Alene Indian Tribe (the Tribe) was memorialized in a new Consent Decree in civil actions CIV96-0122-N-EJL and CIV91-0342-N-EJL pending in the United States District Court for the District of Idaho. By entry of the new Consent Decree all claims of the Government and the Tribe for natural resource damages and response costs to injuries allegedly caused by the Company and SPMI in the Coeur d'Alene Basin were dismissed by the Government and the Tribe. The new Consent Decree was approved by the United States District Court and entered on January 22, 2001. In exchange for the dismissal, the Company granted warrants to purchase 9.95% of Sunshine's new common stock (i) at an exercise price of $.66 per share, (ii) with a cashless exercise feature, (iii) that are exempt from registration pursuant to 11 USC Section 1145, (iv) that are fully transferable to any other entity at any time, and (v) are subject to ordinary terms and conditions including anti-dilution provisions.

The Company and SPMI have also agreed to provide net smelter return royalty payments to the Government and the Tribe based on net smelter returns from all mining by SPMI anywhere in the United States and all mining by any Sunshine entity from the Sunshine Mine or within one mile of the current boundaries of the mine. The royalty adjusts on a sliding scale based on the average price of silver. It varies from one percent of net smelter returns at a silver price of $6.00 to seven percent at a price of $10.00 or more. No royalty must be paid until the average silver price exceeds $6.00 per ounce. Under the new Consent Decree, SPMI is required to convey the surface rights to timber lands it owns and uses for non-mining purposes, and to perform certain remediation and testwork at its ConSil mine site adjacent to the Sunshine Mine.

In connection with the settlement, the Government also agreed to release the Company and SPMI from a 1994 Consent Decree which obligated them among others to remediate certain property in the Bunker Hill Superfund Site.

The Company believes that all other environmental claims, both potential and threatened, were discharged by the effectiveness of the Plan of Reorganization on February 5, 2001.

The Company is subject to certain other legal proceedings and claims that arise in the conduct of its business. Although it is not possible to predict the outcome of such matters, in the opinion of management, the ultimate outcomes of these matters will not have a material adverse effect on the Company's consolidated financial position, consolidated results of operations or cash flows.

15. FOREIGN OPERATIONS

The Company has mining projects in Argentina and Mexico, including the Pirquitas Mine which is in the development stage. The Company began to capitalize development expenditures at the Pirquitas Mine in 1998 after proven and probable reserves were established at the end of 1997. Exploration expense for the Company's foreign operations totaled approximately $1.3 million, $0.7 million and $1.6 million for years ended December 31, 2000, 1999 and 1998, respectively. At December 31, 2000, amounts capitalized as property, plant, and equipment for foreign operations totaled $13.9 million, net of depreciation.

Approximately $2.3 million for Value Added Taxes paid in Argentina are included in other assets. These taxes are recoverable from future exports of products produced from Argentina.

The recoverability of the assets related to the Pirquitas Mine is dependent upon the ability of the Company to: (a) raise sufficient funding for development of the Pirquitas property, or (b) sell all or a portion of the Company's interest in the property, or (c) merge with or form a joint venture with a company with greater financial resources to develop the properties.

The Sunshine Mine, which is located in the United States, has been the only source of operating revenue for the years identified below. Determination of revenue by geographic area is based upon location of the mine. Information regarding foreign operations for the years ended December 31, 2000, 1999 and 1998 follows (in thousands):

                        2000        1999        1998
                      -------     -------     -------
Revenues
   United States      $23,094     $32,332     $34,668
   Argentina               --          --          --
   Mexico                  --          --          --
                      -------     -------     -------
                      $23,094     $32,332     $34,668

Long-lived assets
   United States      $   599     $ 9,704     $ 9,658
   Argentina           13,883      13,286      10,756
   Mexico                 190         107          --

Total assets
   United States      $ 5,808     $21,278     $26,761
   Argentina           16,592      15,635      13,136
   Mexico                 192         107          --

16. SIGNIFICANT CUSTOMER

In 2000, 1999 and 1998, one customer accounted for sales of concentrate aggregating approximately $22.5 million, $31.5 million and $30.7 million, respectively. In February 2001, this customer notified the Company that it was temporarily closing the smelter to which the Sunshine Mine shipped concentrates and that the smelter would no longer accept deliveries.

17. PRECIOUS METALS RESERVES (UNAUDITED)

The table below presents data on proven and probable ore reserves, production and average prices for each of the years in the five-year period ended December 31, 2000 (in thousands, except average prices):

                               2000        1999        1998        1997        1996
                             -------     -------     -------     -------     -------
SUNSHINE MINE
Reserves at December 31:
   Ounces of silver               --      29,992      37,383      39,808      36,241
Production:
   Tons of ore                   169         218         248         183         121
   Ounces of silver            3,879       5,211       5,806       4,253       2,578

PIRQUITAS MINE
Reserves at December 31:
   Ounces of silver          129,333     129,333     101,000      72,800          --

REVENUE - VIRGINIUS MINE
Reserves at December 31:
   Ounces of silver               --       6,208       6,208       6,208       6,208

AVERAGE PRICES:
   Ounce of silver           $  4.93     $  5.23     $  5.47     $  5.02     $  5.11

As a result of production ceasing at the Sunshine Mine and it being placed on care and maintenance status, the mineral deposit no longer meets the economic requirements to be classified as a reserve.

The ore reserve estimates presented in the table are estimates of proven and probable reserves by the Company's geologic personnel. No assurance can be given that the indicated quantity of in situ silver will be realized. Reserve estimates are expressions of judgment based largely on data from diamond drill holes and underground openings, such as drifts or raises, which expose the mineralization on one, two or three sides, sampling and similar examinations. Reserve estimates may change as ore bodies are mined and additional data is derived.


18. UNAUDITED CONDENSED BALANCE SHEET AT JANUARY 31, 2001 AND PRO FORMA STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000 RELATED TO THE CONSUMMATION OF THE PLAN OF REORGANIZATION



Pursuant to the guidance of AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under The Bankruptcy Code" ("SOP 90-7"), the Company adopted "fresh start" reporting as of January 31, 2001. Under "fresh start" reporting, the reorganization value of the entity is allocated to the entity's assets. The effective date is considered to be the close of business on January 31, 2001 for financial reporting purposes. The periods presented prior to January 31, 2001 have been designated "Predecessor Company" and the periods subsequent to January 31, 2001 have been designated "Reorganized Company." As a result of the implementation of fresh start reporting, the financial statements of the Company after the effective date are not comparable to the Company's financial statements for prior periods.

The unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2000 was prepared as though the consummation of the Plan had taken place on January 1, 2000.

The reorganization and the adoption of fresh start reporting resulted in the following adjustments to the Company's Condensed Consolidated Balance Sheet as of January 31, 2001:



                                                   Predecessor         Reorganization and           Reorganized
                                                     Company         Fresh Start Adjustments          Company
                                                   -----------     --------------------------       -----------
                                                   January 31,                                      January 31,
(In thousands)                                         2001          Debit           Credit            2001
--------------                                     -----------     ---------        ---------       -----------
ASSETS
Total current assets                                $   5,195      $      --        $      71(a)     $   5,124
Property, plant and equipment, net                     14,669         10,794(a)            --           25,463
Other assets                                            2,780             --            1,530(a)         1,250
                                                    ---------      ---------        ---------        ---------
                                                    $  22,644      $  10,794        $   1,601        $  31,837
                                                    =========      =========        =========        =========
LIABILITIES AND STOCK-HOLDERS' EQUITY (DEFICIT)

Total current liabilities                           $   2,641      $      --        $     321(a)     $   2,962
Noncurrent liabilities                                 57,118         48,846(b)           633(a)         8,905
Liability for call option on Sunshine
   Argentina, Inc.                                         --             --            2,740(c)         2,740
                                                    ---------      ---------        ---------        ---------
Total Liabilities                                      59,759         48,846            3,694           14,607
Redeemable common stock                                    --             --           14,467(d)        14,467
Stockholders' equity (deficit):
   Common stock                                           492            492(e)            50(f)            50
   Paid in capital                                    729,957        729,957(e)         2,713(f)         2,713
   Accumulated other comprehensive
      loss                                               (884)            --              884(e)            --
   Accumulated deficit                               (765,570)            --          765,570(e)            --
   Less treasury stock at cost                         (1,110)            --            1,110(e)            --
                                                    ---------      ---------        ---------        ---------
                                                      (37,115)       730,449          769,289            1,725
                                                    ---------      ---------        ---------        ---------
                                                    $  22,644      $ 779,295        $ 788,488        $  31,837
                                                    =========      =========        =========        =========



Explanations of reorganization and fresh start adjustment columns of the balance sheet are as follows:

(a) To adjust property, plant and equipment, other assets and liabilities to estimated current fair value. The book value for the Pirquitas Mine is increased by approximately $11 million and the book value of other properties is reduced by approximately $200 thousand. Property, plant and equipment after adjustments consists of the following:



Pirquitas Mine             $24,750
Land                           380
Other mining interests         333
                           -------
                           $25,463



(b) To reflect the cancellation of debt and other liabilities pursuant to the Plan.

(c) To record the estimated fair value of the liability for the Call Option issued pursuant to the Plan. (See Note 2.)

(d) To reflect the new common stock issued to the Principal Shareholders which, in certain instances, the Company would be required to repurchase from the Principal Shareholders.

(e)      To eliminate the old stockholders' equity (deficit).

(f) To reflect the issuance of new common stock and warrants to other than Principal Shareholders.

                                    Pro Forma
                        Condensed Consolidated Statement
                                  of Operations
                                   (unaudited)


                                                       Year Ended December 31, 2000
                                         ------------------------------------------------------------
                                         Predecessor        Reorganization and            Reorganized
(In thousands)                             Company        Fresh Start Adjustments           Company
--------------                           -----------     -------------------------        -----------
Operating revenues (1)                     $ 23,094      $     --         $     --         $ 23,094

Costs and expenses
   Cost of revenues                        $(22,570)           --               --         $(22,570)
   Depreciation, depletion and
      amortization                           (1,198)           --               --           (1,198)
   Impairment of mining properties           (7,245)           --               --           (7,245)
   Exploration                               (2,373)           --               --           (2,373)
   Selling, general and administrative
     expense                                 (3,450)           --               --           (3,450)
                                           --------      --------         --------         --------
                                            (36,836)           --               --          (36,836)
Other income (expense)
   Mark to market loss                         (167)           --               --             (167)
   Interest income                               85            --               --               85
   Interest and debt expense                 (5,294)          230            5,294(a)          (230)
   Other, net                                   193            --               --              193
                                           --------      --------         --------         --------
                                             (5,016)          230            5,294               48
                                           --------      --------         --------         --------
Loss before reorganization items            (18,925)          230            5,294          (13,861)
Reorganization costs                         (2,965)           --            1,965(b)            --
                                           --------      --------         --------         --------
Net loss                                   $(20,890)     $    230         $  7,259         $(13,861)
                                           ========      ========         ========         ========
Basic and fully diluted loss per
 common share                              $  (0.48)                                       $  (0.28)
                                           ========      ========         ========         ========
Weighted average common shares
 outstanding                                 43,898                                          50,000(c)


(1) The Sunshine Mine, the only source for operating revenues, was placed on care and maintenance status in February 2001. With the mine closed, the Company will have no operating revenues.

Explanations of reorganization and fresh start adjustment columns of the Statement of Operations are as follows:

(a) Elimination of interest expense on debt that was exchanged for common stock pursuant to the Plan.

(b)      Elimination of costs that relate to bankruptcy filing.

(c) Pro forma loss per common share is computed based on the 50,000,000 shares of New Common Stock issued pursuant to the Plan.

19. QUARTERLY FINANCIAL DATA (UNAUDITED) (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                          THREE MONTHS ENDED
                                                   --------------------------------------------------------------------
                                                   MARCH 31             JUNE 30         SEPTEMBER 30        DECEMBER 31
2000:
   Operating revenues                               $  7,177           $  6,596           $  5,139           $  4,181
   Cost of revenues                                    6,369              6,335              5,440              4,425
   Loss applicable to common shares                   (4,072)            (2,741)            (3,778)           (10,178)
   Basic and diluted loss per common share          $  (0.10)          $  (0.06)          $  (0.08)          $  (0.21)

1999:
   Operating revenues                               $  9,651           $  7,957           $  8,106           $  6,618
   Cost of revenues                                    8,693              6,564              6,649              5,767
   Loss applicable to common shares                   (2,866)            (2,125)            (2,022)            (3,830)
   Basic and diluted loss per common share          $   (.09)          $   (.06)          $   (.06)          $   (.10)

During the fourth quarter of 2000, an impairment charge of $7.2 million was taken. (See Note 6.)

                      SUNSHINE MINING AND REFINING COMPANY
                           CONSOLIDATED BALANCE SHEETS
                           (In Thousands) (Unaudited)



                                                                                June 30, 2001
                                                                                -------------
ASSETS

Current assets:
   Cash and cash investments                                                      $    285
   Silver bullion                                                                       10
   Accounts receivable                                                                 106
   Inventories                                                                       1,174
   Assets available for sale                                                           208
   Other current assets                                                                827
      Total current assets                                                           2,610
                                                                                  --------

Property, plant and equipment, at cost                                              25,663
  Less accumulated depreciation,
    depletion and amortization                                                        (202)
                                                                                  --------
                                                                                    25,461
Investments and other assets                                                         1,334
                                                                                  --------
                          Total assets                                            $ 29,405
                                                                                  ========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities not subject to compromise:
   Current liabilities:
     Accounts payable                                                             $    159
     Accrued expenses                                                                1,241
                                                                                  --------
      Total current liabilities                                                      1,400

   Long-term debt                                                                    5,000
   Accrued pension and other postretirement benefits                                 5,740
   Other long-term liabilities and deferred credits                                    696
   Liability for call option on Sunshine Argentina, Inc.                             2,740
Liabilities subject to compromise                                                       --
Redeemable common stock (44,680 shares)                                             14,365
Stockholders' equity (deficit):
  Common stock--$.01 par value; 75,000 shares authorized; shares issued:
      June 30, 2001 - 5,320
      December 31, 2000 - 49,264                                                        53
  Paid-in capital                                                                    2,812
  Accumulated deficit                                                               (3,401)
                                                                                  --------
                                                                                      (536)
                                                                                  --------
      Total liabilities and stockholders' equity (deficit)                        $ 29,405
                                                                                  ========



                 See accompanying notes.

                      SUNSHINE MINING AND REFINING COMPANY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              (In Thousands, except per share amounts) (Unaudited)



                                                        Reorganized
                                                          Company                Predecessor Company

                                                         Five Months      One Month Ended   Six Months Ended
                                                       Ended June 30,        January 31,        June 30,
                                                            2001                2001              2000
                                                       --------------     ---------------   ----------------
Operating revenues                                        $    904           $  2,015           $ 13,773

Costs and expenses:
   Cost of revenues                                           (784)            (1,714)           (12,704)
   Depreciation, depletion
      and amortization                                          (8)                (3)              (635)
   Property closing and holding costs                       (2,114)               (96)                --
   Exploration                                                  --                 --               (827)
   Selling, general and
      administrative expense                                (1,393)              (208)            (2,174)
   Net curtailment gain on employee benefit plans               44                 --                 --
                                                          --------           --------           --------
                                                            (4,255)            (2,020)           (16,340)
                                                          --------           --------           --------

Other income (expense)
   Interest income                                               6                 --                 46
   Interest and debt expense:
      Contractual interest and debt expense                   (390)              (371)            (3,915)
      Reduction attributable to bankruptcy                      --                316                 --
                                                          --------           --------           --------
                                                              (390)               (55)            (3,915)
   Mark to market loss                                           0                 --               (164)
   Other, net                                                  334                  6               (213)
                                                          --------           --------           --------
                                                               (50)               (49)            (4,246)
                                                          --------           --------           --------

Loss before reorganization items                            (3,401)               (55)            (6,813)
Reorganization items:
   Adjust accounts to fair value                                --              8,239                 --
   Professional fees                                            --               (785)                --
   Interest earned while in Chapter 11                          --                  2                 --
                                                          --------           --------           --------

Net income (loss) before extraordinary item                 (3,401)             7,401             (6,813)
Extraordinary item:
  Gain on debt discharge                                        --             28,876                 --
                                                          --------           --------           --------

Net income (loss)                                         $ (3,401)          $ 36,278           $ (6,813)
                                                          ========           ========           ========

Basic and diluted loss
    per common share:                                     $  (0.07)
                                                          ========

Weighted average common shares outstanding                  50,000
                                                          ========



                             See accompanying notes.

                      SUNSHINE MINING AND REFINING COMPANY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              (In Thousands, except per share amounts) (Unaudited)



                                                              Reorganized Company         Predecessor Company

                                                               Five Months Ended   One Month Ended   Six Months Ended
                                                                   June 30,          January 31,         June 31,
                                                                     2001               2001               2000
                                                              -------------------  ---------------   ----------------
Cash used by operating activities:
  Net income (loss)                                                $ (3,401)          $ 36,278           $ (6,814)
  Adjustments to reconcile net income (loss)
    to net cash used by operations:
      Depreciation, depletion and amortization                            8                  3                635
      Gain on sale of property and equipment                           (315)                 0                  0
      Interest on Senior Conv & 10% Notes paid
          or payable in stock                                            --                 --              1,706
      Common stock issued for interest on
         Senior Convertible Notes                                        --                 --                573
      Adjust accounts to fair value                                      --             (8,239)                --
      Gain on debt discharge                                             --            (28,876)                --
      Net curtailment gain                                              (44)                --                 --

      Net (increase) decrease in:
        Silver bullion                                                   --                 --                152
        Accounts receivable                                           1,839               (631)              (309)
        Inventories                                                     146                193                768
        Other assets and deferred charges                              (233)               (30)               232

      Net increase (decrease) in:
        Accounts payable and accrued expenses                        (1,563)               582              1,084
        Accrued pension and other postretirement benefits               (32)               (46)               (77)
        Other liabilities and deferred credits                         (162)                84               (113)
                                                                   --------           --------           --------
    Net cash used by operations                                      (3,756)              (682)            (2,163)
                                                                   --------           --------           --------

Cash provided (used) by investing activities:
  Additions to property, plant and equipment                             --                 --             (1,099)
  Sale of property, plant and equipment                               1,113                 --                 --
  Sale of silver bullion                                                 --                 --              3,840
                                                                   --------           --------           --------
    Net cash provided by investing activities                         1,113                 --              2,741
                                                                   --------           --------           --------

Cash provided by financing activities:
  Proceeds from issuance of long term debt                            2,770                550                  0
                                                                   --------           --------           --------

Increase (decrease) in cash and cash investments                        127               (132)               578
Cash and cash investments, beginning of period                          158                291                628
                                                                   --------           --------           --------

Cash and cash investments, end of period                           $    285           $    159           $  1,206
                                                                   ========           ========           ========

Supplemental cash flow information -

  Interest paid in cash                                            $     99           $     38           $     92
                                                                   ========           ========           ========

  Noncash financing transactions:
     Common stock issued upon conversion of debt                         --                 --              1,031
     Common stock issued for
           mandatory prepayment of debt                                  --                 --              1,250
     Common stock issued for payment of interest                         --                 --                544

Cash flows related to reorganization items:
   Operations activities:
      Interest received on accumulated cash                              --                  2                 --
      Payment of professional fees                                    1,066                102                 --
   Financing activities                                                  --                 --                 --
   Investing activities                                                  --                 --                 --



See accompanying notes.

                      SUNSHINE MINING AND REFINING COMPANY
              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                  June 30, 2001


1.       BASIS OF PRESENTATION FOR JUNE 30, 2001 UNAUDITED FINANCIAL STATEMENTS

         The accompanying unaudited consolidated condensed financial statements of Sunshine Mining and Refining Company ("Sunshine" or the "Company") as of June 30, 2001 and for the periods ending June 30, 2001, January 31, 2001 and June 30, 2000 have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the period ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001.

         The financial statements for the period ended June 30, 2001 reflect accounting principles and practices set forth in AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under The Bankruptcy Code" ("SOP 90-7"). Pursuant to the guidance of SOP 90-7, the Company adopted "fresh start" reporting as of January 31, 2001. Under "fresh start" reporting, the reorganization value of the entity is allocated to the entity's assets. The net effect of all fresh start reporting adjustments resulted in income of $8.2 million, which is reflected in the Statement of Operations for the one month ended January 31, 2001 in accordance with SOP 90-7. The effective date is considered to be the close of business on January 31, 2001 for financial reporting purposes. The periods presented prior to January 31, 2001 have been designated "Predecessor Company" and the periods subsequent to January 31, 2001 have been designated "Successor Company." As a result of the implementation of fresh start reporting, the financial statements of the Company after the effective date are not comparable to the Company's financial statements for prior periods.

         Net income (loss) per share data is not presented for periods prior to January 31, 2001 because of the general lack of comparability as a result of the reorganization of the Company and implementation of fresh start reporting by the Company.

         The reorganization and the adoption of fresh start reporting resulted in the following adjustments to the Company's Condensed Consolidated Balance Sheet as of January 31, 2001:

                                                       Predecessor         Reorganization and            Reorganized
                                                        Company          Fresh Start Adjustments           Company
                                                       -----------     ---------------------------       -----------
                                                       January 31,                                       January 31,
(In thousands)                                             2001          Debit            Credit            2001
--------------                                         -----------     ---------         ---------       -----------
ASSETS
Total current assets                                    $   5,195      $      --         $      71(a)     $   5,124
Property, plant and equipment, net                         14,669         10,794(a)             --           25,463
Other assets                                                2,780             --             1,530(a)         1,250
                                                        ---------      ---------         ---------        ---------
                                                        $  22,644      $  10,794         $   1,601        $  31,837
                                                        =========      =========         =========        =========
LIABILITIES AND STOCK-HOLDERS' EQUITY (DEFICIT)

Total current liabilities                               $   2,641      $      --         $     321(a)     $   2,962
Noncurrent liabilities                                     57,118         48,846(b)            633(a)         8,905
Liability for call option on Sunshine
   Argentina, Inc.                                             --             --             2,740(c)         2,740
                                                        ---------      ---------         ---------        ---------
Total Liabilities                                          59,759         48,846             3,694           14,607
Redeemable common stock                                        --             --            14,467(d)        14,467
Stockholders' equity (deficit):
   Common stock                                               492            492(e)             50(f)            50
   Paid in capital                                        729,957        729,957(e)          2,713(f)         2,713
   Accumulated other comprehensive
      loss                                                   (884)            --               884(e)            --
   Accumulated deficit                                   (765,570)            --           765,570(e)            --
   Less treasury stock at cost                             (1,110)            --             1,110(e)            --
                                                        ---------      ---------         ---------        ---------
                                                          (37,115)       730,449           769,289            1,725
                                                        ---------      ---------         ---------        ---------
                                                        $  22,644      $ 779,295         $ 788,488        $  31,837
                                                        =========      =========         =========        =========



Explanations of reorganization and fresh start adjustment columns of the balance sheet are as follows:



(a) To adjust property, plant and equipment, other assets and liabilities to estimated current fair value. The book value for the Pirquitas Mine is increased by approximately $11 million and the book value of other properties is reduced by approximately $200 thousand. Property, plant and equipment after adjustments consists of the following:



Pirquitas Mine               $24,750
Land                             380
Other mining interests           333
                             -------
                             $25,463
                             =======

(b) To reflect the cancellation of debt and other liabilities pursuant to the Plan.

(c) To record the estimated fair value of the liability for the Call Option issued pursuant to the Plan. (See Note 2.)

(d) To reflect the new common stock issued to the Principal Shareholders which, in certain instances, the Company would be required to repurchase from the Principal Shareholders.

(e)      To eliminate the old stockholders' equity (deficit).

(f) To reflect the issuance of new common stock and warrants to other than Principal Shareholders.

2.       RECOVERABILITY OF INVESTMENT IN THE PIRQUITAS MINE

         Under the terms of the Plan and the Confirmation Order on the Effective Date, the capital stock of Sunshine Argentina, Inc. ("Argentina") was cancelled and Argentina issued the "New Argentina Stock." Sunshine caused the incorporation and organization of Sunshine International Mining, Inc., a Delaware corporation ("International"), all of the issued and outstanding stock of which is owned by Sunshine. Sunshine contributed to the capital of International all of the New Argentina Stock such that Argentina became a wholly-owned subsidiary of International which in turn is a wholly-owned subsidiary of Sunshine. Simultaneously Sunshine, International and Argentina entered into a Call Option Agreement dated February 5, 2001, with the Elliott Group and the Stonehill Group, pursuant to which International granted (i) a contingent call option to each holder within the Elliott Group and the Stonehill Group to purchase, collectively, up to 100% of the shares of New Argentina Stock for $1 million and (ii) a first priority perfected security interest in the New Argentina Stock. Such call option(s) was granted to purchase a maximum number of shares of New Argentina Stock at a specified purchase price which option is to be reduced proportionately in the event the Elliott Group holders and/or the Stonehill Group holders sell more than 50% of their shares of New Common Stock of Sunshine received. For example, if the Elliott Group holders were to sell 55% of their shares of Sunshine Common Stock initially received, then the maximum number of New Argentina Stock that the Elliott Group holders could purchase in the aggregate upon exercise of their Call Options would be reduced by a percentage equal to (55% - 50%) x 2, or 10%. The term of each Call Option expires at the time of exercise in full of such Call Option, or if the market capitalization of Sunshine shall exceed $150,000,000 for at least 60 consecutive days or on the tenth anniversary of the Effective Date of the Plan. The Call Option becomes exercisable upon the occurrence of any one or more of nine separate events, including (i) the de-listing of the Sunshine New Common Stock from an "Approved Market," (ii) suspension of the Sunshine New Common Stock from trading on an Approved Market for at least seven consecutive calendar days, (iii) reduction in the overall market capitalization of Sunshine to less than $15,000,000 for at least fifteen consecutive calendar days, (iv) a bankruptcy proceeding occurring with respect to Sunshine or one of its subsidiaries, (v) Sunshine fails to comply with its obligations in the Call Option Agreement, and (vi) other events, including any default under the Credit Facility. The Call Option, once exercisable, may be exercised at any time by any of the holders thereof. The effect of the Call Option(s) is to potentially allow the Elliott Group holders and the Stonehill Group holders (and certain of their successors and assigns) to acquire Sunshine Argentina which in turn owns the Pirquitas Mine and other assets. Should such an event occur, Sunshine's investment in the property, carried on the balance sheet at $24,750,000, would no longer be an asset of Sunshine, nor would the assigned proven and probable reserves totaling 129.6 million ounces of silver, along with 59,000 tons of tin and 273,000 tons of zinc. The New Argentina Stock has been pledged under the Call Option Agreement under a separate Pledge Agreement to the Elliott Group holders and the Stonehill Group holders and delivered to Wells Fargo Bank Minnesota, N.A. as administrative and pledge agent.

         The Company's market capitalization in recent weeks has been only slightly in excess of or below $15 million, the level that could trigger exercise of the Call Option. The Elliott Group and the Stonehill Group have agreed to a forbearance of exercising the Call Option as part of a refinancing of the Credit Facility. See Note 7.

3.       EXTRAORDINARY ITEM

         The extraordinary items recorded for the one month ended January 31, 2001 are comprised of the write-off of the unamortized debt issuance costs and the extraordinary gain on debt discharge recognized as a result of the consummation of the Plan as follows (in thousands):



Write off of unamortized debt issuance costs                        $   (92)
Discharge of debt, liabilities and associated accrued interest        48,938
Value of securities issued                                           (19,970)
                                                                    --------
        Extraordinary gain                                          $ 28,876
                                                                    ========

4.       INVENTORIES

         The components of inventory consist of the following:



                                      June 30   December 31
                                        2001       2000
                                      -------   -----------
Precious metals inventories:
     Work in process                   $    0     $  187
     Finished goods                        28         28
Materials and supplies inventories      1,146      1,285
                                       ------     ------
                                       $1,174     $1,500
                                       ======     ======



5. DEBTOR-IN-POSSESSION FINANCING/REPLACEMENT CREDIT FACILITY/AMENDED CREDIT FACILITY

         The Company obtained a $5 million post-petition debtor-in-possession financing facility (the "DIP Facility") with affiliates of the Cosponsoring Bondholders. Sunshine Argentina, Inc., a wholly-owned subsidiary, was the borrower under the DIP Facility, and the Company and its other subsidiaries were guarantors. The base rate of interest under the DIP Facility was 15% per annum with a $150 thousand commitment fee that was expensed in 2000. Borrowings under the DIP Facility were secured by substantially all of the Company's assets. After the Plan became effective, the outstanding balance under the DIP facility of approximately $2.7 million was rolled into a replacement secured Credit Facility with the same lenders with repayment due within eighteen months. The Credit Facility has a maximum commitment of $5 million, an interest rate of 15% and a commitment fee of $150 thousand. As of June 30, 2001, the Company had borrowed the full $5 million under the Credit Facility. In July, 2001, the lenders advanced an additional $420 thousand under a secured demand note with the same interest rate and fees as the Credit Facility. The Company and the lenders have agreed to enter into the Second Amended and Restated Credit Agreement (the "Amended Credit Facility") to supply the Company with sufficient financing to maintain the Pirquitas property, complete the closing and securing of the Sunshine Mine pending a substantial recovery in silver prices, and fund necessary corporate overhead for a period of time. The Company expects to enter into the Amended Credit Facility in the near future.

         The Amended Credit Facility will refinance the entire $5.42 million of advances made to date and commit to advance another $1.08 million for a total commitment of $6.5 million, subject to a $325 thousand commitment fee. At the option of the lenders, an additional $1.5 million of advances may be available, which if exercised would bring the total borrowing to $8 million. Based on current projections, we estimate that if the full amount of the facility is made available, it would fund the Company's cash requirements through at least the second quarter of 2002.

         The principal amount of the advances are to be repaid on the earlier of December 31, 2002 or the occurrence of an event of default that shall be continuing as defined in the Amended Credit Facility. Interest will continue to accrue at 15% per annum.

         In consideration for the increase in the commitment, the extension of the maturity date of the Credit Facility and the forbearance of affiliates of the lenders from exercising either penalty and repurchase provisions of the Registration Rights Agreement or the Call Option, the lenders were granted a "Participation." The Participation provides that the lenders will be entitled to the first $10 million of proceeds (above the amount of principal and interest due) from any proceeds received by the Company on the sale of certain assets, upon the issuance of any debt or equity securities, or the receipt of any judgment or award. The Company can, within 90 days of the date of the Amended Credit Facility (September 7, 2001), refinance these loans, if more favorable terms can be found, without paying the Participation.

6.       CLOSURE OF THE SUNSHINE MINE

         Since the closure of the Sunshine Mine on February 16, the Company has no sources of revenues. In addition, the Company has been incurring significant costs associated with the closure of the mine, including funding severance benefits and accrued vacation liability and costs associated with preparing the mine for an extended period of care and maintenance. Offsetting a portion of these costs has been proceeds from the liquidation of certain equipment at the property, including the entire fleet of diesel equipment. The decision to liquidate the equipment was based on, among other things, the expectation that during an extended shutdown period, the equipment would deteriorate significantly.

         During the second quarter, the Company determined that the costs of holding the mine under its original care and maintenance plan would be more than it could afford. Therefore, new plans were made to secure the property, including closing off underground access after removal of certain equipment, including electrical transformers and substations. Pumps have been shut off and it is anticipated that over the next two to four years the water level at the property will rise to about the 3100 level. The Company does not anticipate attempting to reopen the mine until such time as a substantial increase in the price of silver would justify the required expenditure.

         The cost to reopen the mine is not known. The longer the mine remains closed in this manner, the higher the cost to reopen will be. Over time underground shafts and drifts will deteriorate without regular maintenance, and eventually may become unusable.

7.       EMPLOYEE BENEFIT PLANS

         During the second quarter, the Company recognized the following curtailment gain and loss:

Curtailment gain for postretirement benefits
    other than pensions                          $ 410
Curtailment loss for pensions                     (366)
                                                 -----
Net curtailment gain                             $  44
                                                 =====



         Curtailment Gain for post retirement benefits other than pensions The collective bargaining agreements ("CBA's") entered into between SPMI and United Steelworkers of America (which represents the majority of the employees) and the International Brotherhood of Electrical Workers Union (the "Unions") expired on April 30, 2001. As a result, SPMI was no longer required to provide retiree life insurance to all former employees covered by a collective bargaining agreement ("Post 87 Union Retirees") who retired after November 23, 1987. Also, as a result of the expiration of the CBA's, SPMI is only required to provide retiree medical benefits to qualified Post 87 Union Retirees until April 30, 2002. SPMI recognized a curtailment gain of $410 thousand related to these changes in required postretirement medical and life insurance benefits.

         In July, SPMI appropriately notified all Union Employees who retired prior to November 23, 1987 that their retiree life insurance and medical benefits would be canceled as of August 31, 2001. Also in July, SPMI appropriately notified employees not covered by a collective bargaining agreement who retired prior to 1994 that their retiree life insurance would be canceled as of August 31, 2001 and their retiree medical benefits would be canceled as of September 30, 2001. During the third quarter, SPMI expects to recognize a curtailment gain as a result of these cancellations of retiree life insurance and medical. The amount of such curtailment gain has not been determined at this time.

         Curtailment Loss for Pensions

         The Sunshine Negotiated Plan provides for an early retirement benefit equal to 100% of a participant's accrued benefit if the participant has 30 or more years of service. As a result of the closure of the Sunshine Mine, approximately 28 Union Employees with 30 or more years of service elected to retire and receive their early retirement benefit unreduced despite the fact that they were not 65 years of age. This resulted in a curtailment loss for pension plans of approximately $366 thousand due to the acceleration of the payment of benefits compared to prior actuarial assumptions.

         The Negotiated Pension Plan also provides that certain employees who are "laid off due to the permanent shutdown of the total plant covered by this Plan may retire and receive a "75/80" pension." Eligibility requirements are ten years of service, and if at least 55 years of age, his age and years of service total 75 years or more or if younger than 55, his age and years of service total 80. If eligible for the 75/80 retirement, a participant would receive his or her unreduced early retirement benefit plus a $399.30 temporary monthly supplement payable until age 65 at the latest. SPMI does not believe that there has been "permanent shutdown of the total plant." If it were determined that there has been a permanent shutdown of the total plant," SPMI would incur an estimated additional curtailment loss for pension plans of between $900 thousand and $1.2 million.

================================================================================


         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SUNSHINE MINING AND REFINING COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE ISSUER SINCE SUCH DATE.

                                   ----------

                                TABLE OF CONTENTS

                                                                        Page
                                                                        ----
Prospectus Summary........................................................1
Risk Factors..............................................................7
Forward-Looking Statements...............................................11
Use of Proceeds..........................................................12
Capitalization...........................................................12
Dividend Policy..........................................................12
Price Range of Capital Stock.............................................13
The Plan of Reorganization...............................................14
Selling Stockholders.....................................................20
Plan of Distribution.....................................................23
Selected Financial Data..................................................25
Management's Discussion and Analysis of Financial
   Condition and Results of Operations...................................26
The Company..............................................................33
Legal Proceedings........................................................40
Ownership of Principal Stockholders and Management.......................41
Management...............................................................42
Change in Accountants....................................................48
Description of Capital Stock.............................................48
Legal Matters........................................................... 49
Experts................................................................. 49
Where You Can Find More Information......................................49
Glossary and Index...................................................... 51
Index to Consolidated Financial Statements.............................. 54



                                 SUNSHINE MINING
                                       AND
                                    REFINING
                                     COMPANY



                                44,995,000 SHARES
                                  COMMON STOCK
                           (PAR VALUE $0.01 PER SHARE)



                                   ----------
                                   PROSPECTUS
                                   ----------



                             ________________, 2001


================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Securities and Exchange Commission Registration Fee .......................        $18,279.22
Blue Sky Fees and Expenses (including legal fees and filing fees) .........          3,000.00*
Printing and Photocopying Expenses ........................................          7,800.00
Accounting Fees and Expenses ..............................................         10,000.00
Legal Fees and Expenses ...................................................         12,500.00
Miscellaneous Expenses ....................................................          2,900.00
                                                                                   ----------
       TOTAL: .............................................................        $54,479.22
                                                                                   ==========


----------
       *Based on limited number of states which may be increased in the future.


All of the above expenses except the Securities and Exchange Commission registration fee and the NASDAQ listing fee are estimated. All of such expenses will be borne by the Registrant.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           Section 145 of the Delaware General Corporation Law gives corporations the right to indemnify directors and officers, as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation [i.e., a "derivative action"]), if they acted in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.


           Article VII of Sunshine Mining and Refining Company's Amended Certificate of Incorporation and Article V of the Bylaws of Sunshine Mining and Refining Company provide no director or officer of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director or officer except to the extent such exemption from liability may be limited or not permitted under the Delaware General Corporation Law as the same exists of directors and officers to the maximum extent permitted by Delaware law.


           The Company has entered into separate indemnification agreements with its directors and officers. The Company has obtained a directors' and officers' liability insurance policy effective February 5, 2001.

           The general effect upon investors of the indemnification provisions contained in Delaware law, the Company's Restated Certificate of Incorporation and Bylaws, and the availability of insurance coverage is to pay or reimburse any director or officer for all losses and expenses for any event or occurrence related to the fact that such person is or was a director or officer of the Company or serving in some other capacity with the Company or incurred with any threatened, pending or completed legal proceeding. To the extent that insurance coverage does not reimburse for such costs and expenses, the Company may be obligated to do so.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

           On February 24, 2000, Sunshine issued to the holders of the 10% Senior Convertible Notes due November 24, 2002, on a pro rata basis, 1,009,962 shares of common stock as the first required quarterly prepayment of $1.25 million on the 10% Senior Convertible Notes due November 24, 2002 (the "Stonehill Notes"). The Stonehill Notes were issued in November 1997 pursuant to Sunshine's reliance on the exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"), found in Section 4(2), and the shares issued as the prepayment were issued pursuant to an exemption from registration under the Securities Act found in Section 3(a)(9) of the Securities Act or an exemption from registration under the Securities Act found in Section 4(2).

           On February 9, 2000, Sunshine issued to certain holders of the EuroBonds 756,000 shares of common stock in exchange for $1,000,000 of the 8% Senior Exchangeable Notes, originally due March 21, 2000 (the "EuroBonds").


                                Part II - Page 1

The EuroBonds were issued in March 1996, pursuant to Sunshine's reliance on the exemption from registration under the Securities Act found in Regulation S (Sections 901-905 of the Securities Act), and the shares issued in exchange for the $1,000,000 of EuroBonds were issued pursuant to an exemption from registration under the Securities Act found in Section 3(a)(9) of the Securities Act.

           On March 29, 2000, Sunshine issued to the holders of the Stonehill Notes on a pro rata basis 698,179 shares of common stock as payment of interest due by April 1, 2000 on the Stonehill Notes. The Stonehill Notes were issued in November 1997 pursuant to the Company's reliance on the exemption from registration under the Securities Act found in Section 4(2), and the shares issued as interest were issued pursuant to an exemption from registration under the Securities Act found in Section 3(a)(9) of the Securities Act or an exemption from registration under the Securities Act found in Section 4(2).

           Prior to the August 23, 2000 filing of a voluntary petition in bankruptcy by Sunshine, the Liverpool Limited Partnership, Liverpool Associates, Ltd., Elliott International, L.P. (formerly known as Westgate International,
LP), and Elliott International Capital Advisors, Inc. (collectively the "Elliott Group") acquired more than a majority of the 8% Senior Exchangeable Notes due 2000 issued by Sunshine Precious Metals, Inc., a Delaware corporation ("Metals") guaranteed by Sunshine (the "EuroBonds"). In a separate transaction, the Elliott Group acquired an option to "put" the EuroBonds to Sunshine Argentina, Inc. Similarly, Stonehill Institutional Partners, LP, Stonehill Offshore Partners Limited (together with their affiliates the "Stonehill Group") have been the principal holders of a series of 10% Notes due November 24, 2002, issued by Sunshine to the Stonehill Group in the original principal amount of $15 million and guaranteed by Sunshine Argentina, Inc. On April 11 and 17, 2000, the holders of the "Stonehill Notes" converted $1 million in principal amount (plus accrued interest) for 1,937,554 shares of "old common stock" of Sunshine outstanding prior to August 23, 2000. As the EuroBonds were not retired or refinanced prior to their maturity, pursuant to the terms of the Stonehill Notes, Sunshine was obligated to issue to the holders of the Stonehill Notes additional amounts payable in cash or shares of common stock, and in March 2000, Sunshine issued, as partial payment of the quarterly interest due, an additional 698,179 shares of old common stock to the holders of the Stonehill Notes. The shares of old common stock received by the Stonehill Group and the Elliott Group were subsequently cancelled and retired in connection with the Plan of Reorganization of Sunshine and its subsidiaries on the Effective Date of February 5, 2001.

           Pursuant to the Plan of Reorganization (the "Plan") in the case styled In Re: Sunshine Mining and Refining Company, Case No. 00-3409(MWF) pending in the United States Bankruptcy Court for the District of Delaware (and certain related cases), and the issuance of an Order Confirming the Third Amended and Restated Joint Chapter 11 Plan of Reorganization of Sunshine and its debtor subsidiaries (the "Confirmation Order"), all of which bears an Effective Date of February 5, 2001, on the Effective Date, all of the "old common stock" (as well as all options and warrants) of Sunshine was cancelled, retired and eliminated with no consideration paid therefor, and Sunshine was deemed to have issued "New Mining Stock," which is shares of Common Stock, par value $0.01 per share. The New Mining Stock was issued pursuant to the Plan and Confirmation Order in accordance with Section 1145 of the Bankruptcy Code without registration. A total of 50,000,000 shares of Common Stock, par value $0.01 per share, was issued as the "New Mining Stock" under the terms of the Plan to those designated as recipients therefor under the Plan which generally were certain creditors of Sunshine and others who in turn gifted a portion (approximately 3.4%) of such New Mining Stock to the former common stockholders on a pro rata basis, but only to accounts holding in excess of 100 shares of "old common stock." Of the New Mining Stock, the Stonehill Group and the Elliott Group acquired 89.99%.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  EXHIBIT
DESIGNATION                           EXHIBIT DESCRIPTION

2.1 Third Amended Joint Chapter 11 Plan of Reorganization dated as of December 4, 2000, bench-filed in the case styled In Re: Sunshine Mining and Refining Company, Chapter 11, Case No. 00-3409 (MWF), filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K for event reported February 5, 2001.

2.2 Order confirming the Third Amended Joint Chapter 11 Plan of Reorganization of Sunshine Mining and Refining Company and its Debtor Subsidiaries as entered December 5, 2000, filed as Exhibit
               2.2 to the Registrant's Current Report on Form 8-K for event reported February 5, 2001.


                                Part II - Page 2

  EXHIBIT
DESIGNATION                           EXHIBIT DESCRIPTION

2.3 Partial Consent Decree with Sunshine Mining and Refining Company and Sunshine Precious Metals, Inc. in the case styled United States of America v. Asarco Incorporated, et al., a Consolidated Case Nos. 96-0122-N-EJL and 91-0342-N-EJL in the United States District Court for the District of Idaho, filed as Exhibit 2.3 to the Registrant's Current Report on Form 8-K for event reported February 5, 2001.

2.4 Notice of Effective Date of Third Amended Joint Chapter 11 Plan of Reorganization, filed as Exhibit 2.4 to the Registrant's Current Report on Form 8-K for event reported February 5, 2001.

3.1 Amended and Restated Certificate of Incorporation filed with and approved by the Secretary of State of Delaware on February 23, 2001, filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K for event reported February 5, 2001.

3.2            Amended and Restated Bylaws as adopted February 9, 2001, filed as
               Exhibit 3.2 to the Registrant's Current Report on Form 8-K for event reported February 5, 2001.

3.3+           Specimen Common Stock Certificate.

5.1+           Opinion of Richards, Layton & Finger, PA.

10.1 Call Option Agreement dated February 5, 2001, among Sunshine International Mining, Inc., Sunshine Mining and Refining Company, Sunshine Argentina, Inc., Elliott International, L.P., The Liverpool Limited Partnership, Stonehill Institutional Partners, L.P. and Stonehill Offshore Partners Limited, filed as Exhibit
               10.1 to the Registrant's Current Report on Form 8-K for event reported February 5, 2001.

10.2 Registration Rights Agreement dated February 5, 2001, among Sunshine Mining and Refining Company, Stonehill Partners, L.P., Stonehill Offshore Partners Limited, Elliott International, L.P. and The Liverpool Limited Partnership, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K for event report February 5, 2001.

21.1+          Subsidiaries of the Registrant.

23.1+ Consent of Richards, Layton & Finger, PA (included in the opinion filed as Exhibit 5.1).


23.2*          Consent of Grant Thornton LLP.


24.1+          Power of Attorney.

----------

+ Previously filed.

* Filed herewith.

ITEM 17. UNDERTAKINGS.

           The undersigned Registrant hereby undertakes:

                     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
           Statement:

                              To include any prospectus required by Section
                     10(a)(3) of the Securities Act of 1933;

                              To reflect in the prospectus any facts or events
                     arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement


                                Part II - Page 3

                     (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar of securities would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if in the aggregate, the changes in volume and price represents no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement); and

                              To include any material information with respect
                     to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
                     Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

                     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
           Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The undersigned Registrant hereby undertakes that:

                     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                                Part II - Page 4

                                   SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas, as of the 14th day of September, 2001.

                                      SUNSHINE MINING AND REFINING COMPANY


                                      By:  /s/ William W. Davis
                                           -------------------------------------
                                           William W. Davis
                                           President, Chief Operating Officer
                                           and Chief Financial Officer


           Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated as of the 10th day of May, 2001.

            SIGNATURE                                    TITLE                                       DATE
       /s/ John S. Simko*                 Chairman of the Board and Director
----------------------------------            (Principal Executive Officer)                   September 14, 2001
          John S. Simko

       /s/ William W. Davis
----------------------------------    President, Chief Operating Officer and Chief
        William W. Davis              Financial Officer (Principal Financial Officer)         September 14, 2001

       /s/ George M. Elvin*
----------------------------------                     Director                               September 14, 2001
         George M. Elvin

      /s/ Arnold Kastenbaum*
----------------------------------                     Director                               September 14, 2001
        Arnold Kastenbaum

     /s/ Keith McCandlish*
----------------------------------                     Director                               September 14, 2001
        Keith McCandlish

    /s/ Charles C. Reardon*
----------------------------------                     Director                               September 14, 2001
       Charles C. Reardon


     *By: /s/ William W. Davis
          ----------------------------------
          William W. Davis, Attorney-in-Fact


                                Part II - Page 5

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                                  DESCRIPTION
-------                                 -----------
2.3            Partial Consent Decree with Sunshine Mining and Refining Company and Sunshine Precious Metals, Inc. in the case styled United
               States of America v. Asarco Incorporated, et al., a Consolidated
               Case Nos. 96-0122-N-EJL and 91-0342-N-EJL in the United States
               District Court for the District of Idaho, filed as Exhibit 2.3 to the Registrant's Current Report on Form 8-K for event reported
               February 5, 2001.

2.4 Notice of Effective Date of Third Amended Joint Chapter 11 Plan of Reorganization, filed as Exhibit 2.4 to the Registrant's
               Current Report on Form 8-K for event reported February 5, 2001.

3.1 Amended and Restated Certificate of Incorporation filed with and approved by the Secretary of State of Delaware on February 23, 2001, filed as Exhibit 3.1 to the Registrant's Current Report on
               Form 8-K for event reported February 5, 2001.

3.2            Amended and Restated Bylaws as adopted February 9, 2001, filed as
               Exhibit 3.2 to the Registrant's Current Report on Form 8-K for event reported February 5, 2001.

3.3+           Specimen Common Stock Certificate.

5.1+           Opinion of Richards, Layton & Finger, PA.

10.1           Call Option Agreement dated February 5, 2001, among Sunshine
               International Mining, Inc., Sunshine Mining and Refining Company,
               Sunshine Argentina, Inc., Elliott International, L.P., The
               Liverpool Limited Partnership, Stonehill Institutional Partners,
               L.P. and Stonehill Offshore Partners Limited, filed as Exhibit
               10.1 to the Registrant's Current Report on Form 8-K for event reported February 5, 2001.

10.2           Registration Rights Agreement dated February 5, 2001, among
               Sunshine Mining and Refining Company, Stonehill Partners, L.P.,
               Stonehill Offshore Partners Limited, Elliott International, L.P.
               and The Liverpool Limited Partnership, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K for event report
               February 5, 2001.

21.1+          Subsidiaries of the Registrant.

23.1+ Consent of Richards, Layton & Finger, PA (included in the opinion filed as Exhibit 5.1).

23.2*          Consent of Grant Thornton LLP.

24.1+          Power of Attorney.


----------

+ Previously filed.

* Filed herewith.